FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September 2005

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F        ☒        Form 40-F        ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        ☐        No        ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____ ]

National Bank of Greece - 1H 2005 Results

Press Release

2005 First-half Results

+62% Net Profit Increase

28% Return on Equity

The results for 1H 2005 serve to reaffirm the capacity of the NBG Group to improve its efficiency and meet the challenges of the times effectively, even under adverse conditions. Despite the impact of the banking sector strike in June, growth remained dynamic and the Group´s profitability rose strongly.

The very substantial growth in profits in 1H 2005 reflects the sustained effort that has gone into building up our core revenue sources and systematic efforts to contain operating costs, particularly administrative expenses. At the same time, wage-bill increases in 2005 were offset by the impact of the voluntary retirement program of the previous year. This excellent performance drove the Group’s return on equity to a record high of 28%.

Furthermore, the Group is in the process of changing its structure. Accordingly, National Investment Company and National Real Estate are currently in process of merging with National Bank, while the international tender to appoint a specialized operator for the Group’s hotel units has got off to a good start, with a view to better utilizing our assets in Astir Palace Vouliagmenis.

In view of these results, as well as the encouraging progress in implementing our strategy, we are confident that our performance for the rest of the year will be no less upbeat.

Athens, September 2005

Takis Arapoglou, Chairman and CEO

(in €mil)	30.6.05	30.6.04	±%
Earnings per share	€1.00	€0.61	+63.9%
Net profit (after tax & minority interests)	330.0	203.4	+62.3%
Net profit (before tax & minority interests)	433.9	309.2	+40.3%
Core profit	433.4	290.0	+49.4%
Operating expenses	661.4	686.1	-3.6%
Return on average equity	28.0%	18.3%	+970bps
Cost / Income	56.0%	63.7%	-770bps

Net profit attributable to shareholders for the 1st half of 2005 topped €330 mil, up 62% year-on-year. This outstanding performance boosted return on equity to a record high of 28%, around 10 percentage points higher vis-à-vis 2004.

The Group’s profitability rose 10% q-o-q, despite the adverse impact of the June banking-sector strikes on the Bank’s operations.

This performance reflects the Group’s commitment to the key levers for growth in core business and operational restructuring, as set forth in the Business Plan 2005-2007. Accordingly, the outstanding increase in profitability in 1H 2005 reflects the robust growth registered in core revenues (up 13%) and the focus on organizational and operational restructuring, which has led to a 3.6% decline in operating expenses y-o-y.

Substantial growth in core banking income

The increase in the Group’s core revenues is attributable primarily to rising interest income. Specifically, Group net interest income totaled approximately €803mil, up 15.3% y-o-y, on the back of substantial expansion in retail lending in Greece and SE Europe. For instance, Group retail loan balances stood at €16.5bn at the end of 1H 2005, up 26% y-o-y.

(in €mil)	30.6.05	30.6.04	±
Net interest income	802.7	696.4	+15.3%
Net interest margin	3.38%	3.00%	+38bps
Retail loans	16,496	13,066	+26.2%
% retail / total loans	55.8%	52.0%	+380bps.

Net interest margin in 1H 2005 rose to 3.38%, up 28 basis points since the beginning of the year. The upward trend in interest margin is expected to continue on the back of the improved mix of the Group’s portfolios, with higher-yielding types of lending to the retail market and small businesses representing an ever increasing share of Group assets.

Growth of 5.4% was posted in fees and commissions in the first half of the year, despite the adverse impact of the strike action in June on intermediation fees. In that context, the 24% increase in retail lending fees vis-à-vis 1H 2004 is impressive.

Commission income (in €mil)	30.6.05	30.6.04	±
Retail loan fees	49.7	40.1	+23.9%
Corporate loan fees	38.1	36.5	+4.4%
Intermediation & deposit fees	67.2	73.8	-8.9%
Investment banking fees	31.1	25.5	+21.7%
Fund management fees	18.6	18.2	+2.1%
Total commissions income	204.6	194.1	+5.4%

Robust growth in the loan book

The Group’s loan book at the end of 1H 2005 totaled €29.6bn, up 18% y-o-y. Retail lending continues to be the driving force behind overall loan growth, with mortgages registering the strongest performance, as mortgage loan balances increased by 27% y-o-y to €10.2bn at the end of June.

Group loans (in € mil)	30.6.05	±y-o-y%	±y-t-d%
Retail loans	16 496	26.2%	10.2%
Corporate loans	13 085	8.5%	7.6%
Total loans	29 581	17.7%	9.0%
% net NPLs	1.1%	-30bps	0bps

Exceptionally strong growth is experienced in new disbursements after the end of the strikes. The Bank activated an ambitious countrywide marketing and sales campaign to regain much of the ground lost in June. As a result, in the third quarter of the year disbursements reached a record high of €900mil, up 34% y-o-y. Furthermore, the flow of mortgage applications in the same period increased three-fold, which bodes well for the outlook of mortgage disbursements over the remaining of the year.

Consumer loan balances stood at €3bn at the end of 1H, up 35% y-o-y. This had a positive impact on consumer credit origination commissions, which grew 50% y-o-y. Lastly, there was an 18% increase in credit card balances, crossing the €1.5bn mark.

Lending to small businesses (with annual turnover up to €2.5mil) also reported satisfactory growth, rising 19% y-o-y, with the balance at the end of 1H standing at €1.8bn and the number of customers now exceeding 43,000, up 8% from the beginning of the year.

Lending to large corporates was in the region of €13.1bn, up 8% on the beginning of the year.

Loan book growth has been achieved at the expense of credit quality and this is underscored by the fact that at the end of 1H net non-performing loans, after provisions, represented just 1% of the entire loan book.

Cost containment remains on course

The organizational and operational restructuring of the Group is a key tenet of NBG’s 3-year Business Plan. Ongoing efforts in cost containment are already beginning to yield results.

Operating expenses (in € mil)	30.6.05	30.6.04	±
Staff costs	419.4	427.6	-1.9%
Administrative expenses	180.9	193.3	-6.4%
Total operating expenses	661.4	686.1	-3.6%
Cost to Income	56.0%	63.7%	-770bps

The positive developments in containing operating expenses during the 1H of 2005 continued in the second quarter. As a result, operating expenditure in 1H 2005 declined by 3.6% y-o-y. This trend is underpinned by the anticipated reduction in staff costs following last year’s voluntary retirement programme and the continued cost control, particularly in general and administrative expenses, which were slashed by 6.4%.

The growth in income in parallel with cost containment improved the cost/income ratio further to 56%, 8 percentage points lower than in 1H 2004.

An expanding footprint in Southeast Europe

The Group’s loan book in Southeast Europe reported brisk growth of 59% on an annual basis, totaling €1.7bn. Retail lending led the way, posting growth of 128% y-o-y.

SE Europe (in €mil)	30.6.05	30.6.04	±
Loans	1 724	1 082	+59%
Total income	107.9	80.2	+35%
Profits before tax	43.4	14.8	>100%

The strong performance in lending business, particularly retail lending, fuelled a sharp improvement in interest income and commissions in 1H 2005, by 48% and 29% respectively. Profit before tax soared to €43mil, representing 10% of total Group profit.

The total number of branches in Southeast Europe now stands at 226, compared with 206 at the end of 2004. The Group is rapidly expanding in Romania where 9 new branches have been operating since the beginning of the year, while 5 new branches have been put in operation in Serbia.

3

Enhancement of the core deposit base and high yield assets under management

Savings and sight deposits grew by 8% during 1H to €32.2bn. Given the growing importance of these deposits, as well as the general market trend in this segment, this development is seen as particularly encouraging.

Overall, the deposits grew by 5.3% during 1H, reaching €43bn. Growth in total deposits, however, lags behind growth in savings and sight deposits, affected by the decline in the repos market, an industry-wide trend.

One of management’s key strategic objectives is to strengthen the Group’s position in the mutual fund market, and particularly in fee rich non-money market funds. Group initiatives in this front led to impressive gains in fixed-income, mixed and equity funds by 5 percentage points, with the result that the Group’s market share had topped 16% at the end of August.

Strengthening the capital base

The Group’s capital base strengthened yet further in 1H 2005. The Group’s core Tier-I capital adequacy ratio is estimated to 8.5%, up 50bps since the beginning of the year. Likewise, the total capital adequacy ratio (Tier-I and Tier-II) stood at 15.7% at the end of June. The strong capital base represents a strategic advantage for the Group supporting continued growth in Greece and the wider region of South-eastern Europe.

Capital Adequacy Ratios	30.6.05	1.1.05
Core Tier-I	8.5%	8.0%
Total Tier-I	12.1%	11.0%
Total Capital Ratio	15.7%	13.5%

4

Group income statement

in €mil	1H 2005	1H 2004	±%	2Q 2005	1Q 2005	±%
Net interest income	802.7	696.4	15.3%	401.2	401.4	0.0%
Net commission income	204.6	194.1	5.4%	99.5	105.1	-5.3%
Net premia from insurance contracts	45.5	45.9	-0.9%	22.4	23.1	-3.0%
Income from dividends	8.3	8.8	-5.7%	6.1	2.2	+177%
Income from private equity	15.5	8.0	+93.8%	8.7	6.8	+27.9%
Core income	1 076.6	953.2	+12.9%	537.9	538.7	0.0%
Earnings from financial transactions (1)	62.0	59.0	+5.1%	27.9	34.1	-18.2%
Other income	43.3	64.5	-32.9%	25.0	18.3	+36.6%
Total income	1 181.8	1 076.7	9.8%	590.8	591.0	0.0%
Staff costs	(419.4)	(427.6)	-1.9%	(211.4)	(208.1)	+1.6%
Administrative expenses	(162.7)	(170.4)	-4.5%	(82.2)	(80.5)	+2.1%
Other expenses	(18.2)	(22.9)	-20.5%	(9.5)	(8.7)	+9.2%
Depreciation	(61.0)	(65.2)	-6.4%	(30.5)	(30.5)	0.0%
Total operating expenses	(661.4)	(686.1)	-3.6%	(333.6)	(327.8)	+1.8%
Impairment losses on loans & advances	(98.0)	(86.9)	+12.8%	(51.7)	(46.3)	+11.7%
Share of profit of associates	11.4	5.5	+107.3%	10.6	0.8	+1230%
Profit before tax & minority interests	433.9	309.2	+40.3%	216.1	217.7	-0.7%
Tax	(86.7)	(98.7)	-12.2%	(33.1)	(53.6)	-38.2%
Net profit	347.2	210.5	64.9%	183.0	164.1	11.6%
Minority interests	(17.2)	(7.1)	142.3%	(10.0)	(7.1)	40.8%
Net profit of the Bank	330.0	203.4	62.3%	173.0	157.0	10.2%

(1)  Net trading income & net result from investment securities.

Group Loans

in €mil	30.06.05	30.06.04	±y-o-y%	31.03.05	31.12.04	±ytd%
Mortgages	10 190	8 053	26.5%	9 683	9 194	+10.8%
Consumer loans	2 955	2 184	35.3%	2 732	2 639	+12.0%
Credit cards	1 540	1 307	17.9%	1 482	1 445	+6.6%
Small business lending	1 811	1 523	18.9%	1 749	1 695	+6.8%
Retail lending	16 496	13 066	26.2%	15 646	14 973	+10.2%
Corporate lending	13 085	12 064	8.5%	12 576	12 156	+7.6%
Total loans & advances to customers	29 581	25 130	17.7%	28 222	27 129	+9.0%
Less: Allowance for impairment on loans & advances to customers	1 180	1 063	11.0%	1 151	1 076	+9.7%
Loans & advances to customers (net)	28 401	24 067	18.0%	27 071	26 053	+9.0%

Group deposits (in € mil)	30.06.05	30.06.04	±y-o-y%	31.03.05	31.12.04	±ytd%
Savings	26 761	24 412	9.6%	25 052	25 105	6.6%
Sight	5 459	4 617	18.2%	4 660	4 748	15.0%
Core deposits	32 220	29 029	11.0%	29 712	29 853	7.9%
Time	9 304	10 404	-10.6%	9 120	8 593	8.3%
Total deposits	41 524	39 433	5.3%	38 832	38 446	8.0%
REPOs	929	1 758	-47.2%	869	2 162	-57.0%
Other due to customers	559	315	77.5%	563	257	117.5%
Total due to customers	43 012	41 506	3.6%	40 264	40 865	5.3%

5

NATIONAL BANK OF GREECE S.A.

Interim Consolidated Financial Statements

30 June 2005

In accordance with

International Financial Reporting Standards

September 2005

Table of Contents

Note
Auditors’ review report
Consolidated income statement
Consolidated balance sheet
Consolidated statement of changes in equity
Consolidated cash flow statement
Notes to the consolidated financial statements:
1	General information
2	Summary of significant accounting policies:
2.1 Basis of presentation
2.2 Adoption of International Financial Reporting Standards (IFRS)
2.3 Group Accounts
2.4 Foreign Currency translation
2.5 Regular way purchases and sales
2.6 Derivative financial instruments
2.7 Offsetting
2.8 Interest income and expense
2.9 Fee and commission income
2.10 Trading Securities
2.11 Sale & repurchase agreements
2.12 Securities borrowing and lending
2.13 Investment securities
2.14 Loans & receivables
2.15 Impairment losses on loans & advances
2.16 Property & equipment
2.17 Investment property
2.18 Goodwill & other intangible assets
2.19 Insurance operations
2.20 Leases
2.21 Cash & cash equivalents
2.22 Provisions
2.23 Employee benefits
2.24 Income taxes
2.25 Borrowings
2.26 Share capital & treasury shares
2.27 Segment reporting
2.28 Related parties transactions
2.29 Fiduciary and trust activities
2.30 Earnings per share
3	Financial risk management
3.1 Interest rate risk
3.2 Liquidity risk
3.3 Foreign exchange risk
3.4 Capital adequacy
3.5 Ratings
4	Business segments
5	Net interest income
6	Net fee & commission income
7	Net premia from insurance contracts
8	Dividend income
9	Net trading income
10	Other operating income
11	Personnel expenses
12	Retirement benefit obligations
13	General & administrative expenses
14	Depreciation & amortisation charges
15	Other operating expenses
16	Impairment losses on loans and advances
17	Tax expense
18	Earnings per share
19	Cash & balances with central banks
20	Treasury bills & other eligible bills
21	Due from banks (net)
22	Trading portfolio assets
23	Derivative financial instruments
24	Loans & advances to customers (net)
25	Investment securities
26	Investment property
27	Investments in associates
28	Goodwill & other intangible assets
29	Property & equipment
30	Deferred tax assets & liabilities
31	Insurance related assets & receivables
32	Other assets
33	Due to banks
34	Due to customers
35	Debt securities in issue
36	Other borrowed funds
37	Insurance related reserves & liabilities
38	Other liabilities
39	Contingent liabilities & commitments
40	Share Capital, share premium & treasury shares
41	Reserves & retained earnings
42	Minority interest
43	Undated Tier I perpetual securities
44	Dividends per share
45	Cash & cash equivalents
46	Related party transactions
47	Acquisitions & disposals
48	Group Consolidated companies
49	Post balance sheet events
50	Effects from transition to IFRS

REVIEW REPORT

To the Shareholders of National Bank of Greece. S.A.

We have reviewed the accompanying consolidated interim financial statements of National Bank of Greece S.A., as of and for the six-month period ended 30 June 2005. These interim consolidated financial statements are the responsibility of the Bank’s management.

Our review was conducted in accordance with the International Standard on Review Engagements, as required by Greek Auditing Standards. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the interim financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements do not give a true and fair view in accordance with the International Financial Reporting Standards, and in particular I.A.S. 34 in conjunction with I.F.R.S. 1 for first time adoption, that have been adopted by the European Union.

Athens, September 29th 2005

The Certified Public Accountant

Nicolaos C. Sofianos

Reg. No. (ICA GR): 12231

Deloitte.

Reg. No: 120

Kifissias Avenue 250-254, Postal Code 152 31, Chalandri

Consolidated Income Statement

		From 1 January to
€ 000’s	Note	30.6.2005	30.6.2004

Interest and similar income		1.214.342	1.082.242
Interest expense and similar charges		(411.665)	(385.884)
Net interest income	5	802.677	696.358

Fee and commission income		218.042	208.056
Fee and commission expense		(13.425)	(13.997)
Net fee and commission income	6	204.617	194.059

Earned premia net of reinsurance		275.508	280.762
Net claims incurred		(230.001)	(234.818)
Net premia from insurance contracts	7	45.507	45.944

Dividend income	8	8.267	8.770
Net trading income	9	(31.058)	59.723
Net result from investment securities	25	93.028	(712)
Other operating income	10	58.794	72.522
Total operating income		1.181.832	1.076.664

Personnel expenses	11&12	(419.421)	(427.603)
General & administrative expenses	13	(162.729)	(170.370)
Depreciation and amortization charges	14	(61.019)	(65.166)
Other operating expenses	15	(18.204)	(22.911)
Total operating expenses		(661.373)	(686.050)

Impairment losses on loans and advances	16	(98.037)	(86.907)
Share of profit of associates	27	11.434	5.504
Profit before tax		433.856	309.211

Tax expense	17	(86.666)	(98.742)
Net Profit		347.190	210.469

Net Profit attributable to:
Minority interests	42	17.147	7.047
NBG equity shareholders		330.043	203.422

Earnings per share
Basic & Diluted	18	€1,00	€0,61

Athens, September 22th 2005

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 8 to 61 form an integral part of these interim consolidated financial statements

Consolidated Balance Sheet

	€ 000’s	Note	30.6.2005	31.12.2004
	ASSETS
	Cash and balances with central banks	19	2.721.948	1.145.042
	Treasury bills and other eligible bills	20	166.398	150.400
	Due from banks (net)	21	8.446.512	8.587.378
	Trading portfolio assets	22	11.517.935	11.615.536
	Derivative financial instruments	23	171.555	—
	Loans and advances to customers (net)	24	28.400.670	26.052.758
Investment securities	- available for sale	25	4.445.934	2.382.941
	- held to maturity	25	36.824	—
	Investment property	26	129.809	125.905
	Investments in associates	27	223.573	218.759
	Goodwill & other intangible assets	28	69.119	73.675
	Property & equipment	29	1.922.410	1.959.636
	Deferred tax assets	30	223.588	75.022
	Insurance related assets and receivables	31	649.189	492.904
	Other assets	32	1.677.260	1.607.421
	Total assets		60.802.724	54.487.377

	LIABILITIES
	Due to banks	33	9.430.540	6.413.741
	Derivative financial instruments	23	347.863	—
	Due to customers	34	43.012.859	40.865.176
	Debt securities in issue	35	39.922	63.448
	Other borrowed funds	36	972.867	748.642
	Insurance related reserves and liabilities	37	1.709.917	1.326.697
	Current tax liabilities	38	84.306	150.328
	Deferred tax liabilities	30	58.594	10.917
	Retirement benefit obligations	12	220.960	225.331
	Other liabilities	38	1.222.148	1.188.725
	Total liabilities		57.099.976	50.993.005

	SHAREHOLDERS’ EQUITY
	Share capital	40	1.492.090	1.492.090
	Share premium account	40	32.393	32.393
	Less: treasury shares	40	(212.809)	(210.128)
	Reserves and retained earnings	41	1.025.731	1.045.547
	Equity attributable to NBG shareholders		2.337.405	2.359.902

	Minority Interest	42	286.485	302.321
	Undated tier I perpetual securities	43	1.078.858	832.149
	Total shareholders’ equity		3.702.748	3.494.372

	Total equity and liabilities		60.802.724	54.487.377

Athens, September 22th 2005

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 8 to 61 form an integral part of these interim consolidated financial statements

Consolidated Statement of Changes in Equity

	Attributable to equity holders of the company
€ ‘000	Share capital	Share premium	Treasury shares	Reserves & Retained earnings	Total	Minority Interest	Total
Balance at 1 January 2004	1.147.761	32.393	(348.790)	1.324.023	2.155.387	692.579	2.847.966
Currency translation differences				2.399	2.399		2.399
Profit/(loss) recognised directly in equity				2.399	2.399		2.399
Net Profit/(loss) for the period				203.422	203.422	7.047	210.469
Total				205.821	205.821	7.047	212.868
Issue of share capital	344.329			(344.329)	—		—
Dividends for prior year				(160.522)	(160.522)	(10.173)	(170.695)
Dividends to preferred securities				(6.885)	(6.885)		(6.885)
Acquisitions of subsidiaries/associates				(4.022)	(4.022)	5.655	1.633
Purchases of treasury shares			(1.364)		(1.364)		(1.364)
Disposal of treasury shares			65.792	(18.735)	47.057	(5.955)	41.102
Balance at 30 June 2004	1.492.090	32.393	(284.362)	995.351	2.235.472	689.153	2.924.625
Currency translation differences				(9.098)	(9.098)		(9.098)
Profit/(loss) recognised directly in equity				(9.098)	(9.098)		(9.098)
Net Profit/(loss) for the period				80.354	80.354	5.724	86.078
Total				71.256	71.256	5.724	76.980
Issue of preferred securities				(292)	(292)	482.149	481.857
Dividends to preferred securities				(6.735)	(6.735)		(6.735)
Acquisitions of subsidiaries/associates				3.149	3.149	(36.667)	(33.518)
Purchases of treasury shares			(29.579)		(29.579)		(29.579)
Disposal of treasury shares			103.813	(17.182)	86.631	(5.889)	80.742
Balance 31 December 2004	1.492.090	32.393	(210.128)	1.045.547	2.359.902	1.134.470	3.494.372
Adoption of IAS 39 & IFRS 4				(110.761)	(110.761)	(31.739)	(142.500)
At 1 January 2005 IFRS restated	1.492.090	32.393	(210.128)	934.786	2.249.141	1.102.731	3.351.872
Movement in the available for sale securities reserve, net of tax				(34.892)	(34.892)	(1.221)	(36.113)
Currency translation differences				15.215	15.215		15.215
Profit/(loss) recognised directly in equity				(19.677)	(19.677)	(1.221)	(20.898)
Net Profit/(loss) for the period				330.043	330.043	17.147	347.190
Total				310.366	310.366	15.926	326.292
Issue of preferred securities				(19.649)	(19.649)	246.709	227.060
Dividends to preferred securities				(6.895)	(6.895)		(6.895)
Share capital issue costs				(1.594)	(1.594)	(742)	(2.336)
Dividends for prior year				(192.458)	(192.458)	(11.091)	(203.549)
Acquisitions of subsidiaries/associates				1.084	1.084	11.702	12.786
Purchases of treasury shares			(5.704)		(5.704)		(5.704)
Disposal of treasury shares			3.023	91	3.114	108	3.222
Balance at 30 June 2005	1.492.090	32.393	(212.809)	1.025.731	2.337.405	1.365.343	3.702.748

The notes on pages 8 to 61 form an integral part of these interim consolidated financial statements

Consolidated Cash Flow Statement

€ 000’s	Note	30.6.2005	30.6.2004
Cash flows from operating activities
Net profit		347.190	210.469
Adjustments for:
Non-cash items included in net profit and other adjustments:		(165.660)	(144.892)
Depreciation, amortisation & impairment on fixed assets		61.019	65.165
Reversal of impairment losses on investments			220
Credit loss expense / (recovery)		98.037	86.906
Equity income of associates		(11.434)	(5.504)
Deferred tax expense / (benefit)		(7.440)	(1.082)
Interest expense on debt securities and other borrowed funds		14.122	11.994
Dividend income from investment securities		(3.366)	(2.141)
Net (profit) / loss on sale of fixed assets		(4.633)	(24.956)
Net realised (gains) / losses on available for sale securities		(311.965)	(275.494)

Net (increase) / decrease in operating assets:		757.339	2.940.645
Net due from / to banks		3.089.491	1.641.735
Trading securities		(1.636.401)	1.143.920
Net proceeds/ (purchase) of treasury bills and other eligible bills		17.350	(8.713)
Net derivative financial instruments		80.284
Net loans and advances to customers / due to customers		(632.516)	126.151
Net deferred tax assets and liabilities		(9.540)	(1.860)
Other assets		(151.329)	39.412

Net increase / (decrease) in operating liabilities:		117.907	238.183
Other deposits		301.580	130.718
Income taxes paid		(66.022)	(50.018)
Other liabilities		(117.651)	157.483
Net cash flow from / (used in) operating activities		1.056.776	3.244.405

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		(3.887)	(2.952)
Acquisitions / Disposal of associates, net of cash		704	(661)
Dividends received from investment securities & associates		8.323	7.226
Net proceeds / (purchases) of fixed assets		(15.844)	(75.912)
Net proceeds / (purchases) of investment property		1.472	13.189
Purchase of investment securities - available for sale		(1.390.312)	(1.500.043)
Proceeds from investment securities - held to maturity		4.796
Proceeds from sale of investment securities - available for sale		1.644.412	1.389.578
Net cash from / (used in) investing activities		249.664	(169.575)

Cash flows from financing activities
Proceeds from /(repayments of) borrowed funds and debt securities		409.557	(26.308)
Net sales /(purchases) of treasury shares		(2.590)	45.693
Minority interest		7.032	(12.664)
Dividends paid		(176.802)	(152.205)
Net cash from / (used in) financing activities		237.197	(145.484)

Effect of exchange rate changes on cash and cash equivalents		109.083	64.469
Net increase/(decrease) in cash and cash equivalents		1.652.720	2.993.815
Cash and cash equivalents at beginning of period	45	4.930.174	5.881.052
Cash and cash equivalents at end of period	45	6.582.894	8.874.867

The notes on pages 8 to 61 form an integral part of these interim consolidated financial statements

Notes to the Interim Consolidated Financial Statements

Note 1: General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and has been listed on the Athens Stock Exchange since 1880. The Bank has further listing in the New York Stock Exchange (since 1999), and in other major European stock exchanges. The Bank’s headquarters are located at 86 Eolou street, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 164 years of operations the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate on a global level. The Group operates primarily in Greece, but also has operations in UK, Balkans, Cyprus, Egypt, North America and South Africa.

These interim consolidated financial statements have been approved for issue by the Bank’s Board of Directors on 22 September 2005. The Board of Directors, following the Bank’s Annual General Meeting held on 17 May 2005, consists of the following members:

Executive Members
Efstratios-Georgios (Takis) A. Arapoglou	Chairman—Chief Executive Officer
Ioannis G. Pechlivanidis	Deputy Chief Executive Officer

Independent Non-Executive Members
George M. Athanasopoulos	Employees’ representative
John P. Panagopoulos	Employees’ representative
Ioannis C. Yiannidis	Professor, University of Athens Law School
H.E. the Metropolitan of Ioannina Theoklitos
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman and Managing Director, Delta S.A., Vice Chairman, Federation of Greek Industrialists
Nikolaos D. Efthymiou	Chairman, Association of Greek Shipowners
George Z. Lanaras	Shipowner
Stefanos G. Pantzopoulos	Business consultant, former certified auditor
Constantinos D. Pilarinos	Economist, General Manager of Finances and Technical Services, Church of Greece
Drakoulis K. Fountoukakos-Kyriakakos	Entrepreneur, Chairman of Athens Chamber of Commerce and Industry
Ioannis Vartholomeos	Professor, University of Piraeus, Governor of IKA (Social Security Fund)
Ploutarchos K. Sakellaris	Professor, University of Athens, and Chairman, Council of Economic Advisors.

Note 2: Summary of significant accounting policies

2.1 Basis of presentation

The interim consolidated financial statements of the Group (the “financial statements”) are prepared in accordance with International Financial Reporting Standards and International Accounting Standards (collectively, IFRS), after taking into consideration the provisions of IFRS 1 regarding first time adoption and IAS 34 Interim Financial Reporting and are stated in Euro, rounded to the nearest thousand (unless otherwise stated). The financial statements have been prepared under the historical cost convention as modified by the revaluation of available for sale investment securities, financial assets and liabilities held for trading and all derivative contracts measured at fair value.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Use of available information and application of judgment are inherent in the formation of estimates in the following areas: valuation of unlisted derivatives and securities, retirement benefits obligation, impairment of loans and receivables, open tax years and litigation. Actual results in the future could differ from such estimates and the differences may be material to the financial statements.

2.2 Adoption of International Financial Reporting Standards (IFRS)

The Group adopts the requirements of IFRS for the first time for the purpose of preparing financial statements for the year ending 31st December 2005. In accordance with the transitional provisions set out in IFRS 1 “First-time Adoption of International Financial Reporting Standards” and other relevant standards, the Group has applied IFRS expected to be in force and endorsed (or where there is reasonable expectation of endorsement) by the European Union (EU) as of 31st December 2005 in its financial reporting with effect from 1st January 2004 with the exception of the standards relating to financial instruments and insurance contracts (IAS 32, 39 and IFRS 4).

The Group has used the transitional provisions of IFRS 1 with respect to the aforementioned standards in arriving at appropriate opening balances and therefore has not applied these standards to the 2004 comparatives. The impact of these standards is reflected through further adjustments to shareholders’ equity as at 1st January 2005. In 2004 comparatives, financial instruments and insurance contracts are included using the respective measurement bases and the disclosure requirements under Greek GAAP.

The possibility exists that these interim consolidated financial statements may require adjustment before their inclusion in the final IFRS consolidated financial statements for the year ended 31 December 2005, because of subsequent revisions or changes to the IFRS, or guidance and consensus on the application or interpretation of IFRS.

The impact of the transition to IFRS on the financial position and the comparatives as previously reported under Greek generally accepted accounting principles (“Greek GAAP”) is summarised in Note 50.

2.3 Group accounts

Business combinations: All acquisitions are accounted for using the purchase method of accounting as set out in IFRS 3 from the date on which the Group effectively obtains control of the acquiree. The Group has incorporated into its income statement the results of operations of the acquiree and has also recognized in the balance sheet the assets and assumed the liabilities and contingent liabilities of the acquiree as well as any goodwill arising on the acquisition. Acquisitions have been accounted for at cost, being the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for the control of the acquiree plus any costs directly attributable to the acquisition. For the allocation of the cost of acquisition, all recognized assets and liabilities are measured at their fair values as at the date of acquisition and any minority interests are stated at the minority’s proportion of the fair values of the assets and

liabilities recognized in accordance with IFRS 3.   The Group has elected to use the exemption of paragraph 15 of IFRS 1 and did not restate past business combinations that occurred prior to the transition date.

The interim consolidated financial statements combine the financial statements of the Bank and all its subsidiaries, including certain special purpose entities where appropriate.

Subsidiary undertakings: Subsidiary undertakings, which are those companies in which the Group directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over their financial and operating policies, have been fully consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date that control ceases. All intra-group transactions, balances and unrealised surpluses and deficits on transactions between Group companies are eliminated on consolidation. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Temporarily controlled entities, if any, that are acquired and held exclusively with a view to their subsequent disposal, within twelve months from their acquisition, are recorded as investment securities.

Associated undertakings: Investments in associates are accounted for by applying the equity method of accounting. These are undertakings over which the Group has between 20% and 50% of the voting rights, and over which the Group exercises significant influence, but which it does not control. Provisions are recorded for long-term impairment in value.

Under the equity method of accounting, the investment is initially recorded at cost, and is increased or decreased by the proportionate share of the affiliate’s profits or losses after the date of acquisition. Goodwill arising on the acquisition of an associate is included in the cost of the investment (net of any accumulated impairment loss). Dividends received from the associate during the year reduce the carrying value of the investments. Investments in associates for which significant influence is intended to be temporary because such investments are acquired and held exclusively with a view to their subsequent disposal within twelve months from their acquisition, are recorded as investment securities. Unrealised gains and losses on transactions between the Group and its associated undertakings are eliminated to the extent of the Group’s interest in the associated undertaking. Where necessary, the accounting policies used by the associate have been changed to ensure consistency with the policies adopted by the Group.

2.4 Foreign currency translation

Items included in the financial statements of each entity of the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“the functional currency”). The financial statements are presented in thousands of Euro (€), which is the functional currency of the Bank.

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Translation differences on debt securities and other monetary financial assets re-measured at fair value are included in foreign exchange gains and losses. Translation differences on non-monetary financial assets are a component of the change in their fair value. Depending on the classification of a non-monetary financial asset, translation differences are either recognized in the income statement (applicable for example for equity securities held for trading), or within shareholders’ equity, if non-monetary financial assets are classified as available for sale investment securities.

When preparing the financial statements, assets and liabilities of foreign entities are translated at the exchange rates prevailing at the balance sheet date, while income and expense items are translated at average rates for the period. Differences resulting from the use of closing and average exchange rates and from revaluing a foreign entity’s opening net asset balance at closing rate are recognized directly in foreign currency translation reserve within shareholders’ equity. When a foreign entity is sold, such translation differences are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.5 Regular way purchases and sales

In case of “regular way” purchases and sales of financial assets the Group uses “settlement date” accounting apart from trading and investment securities and derivative financial instruments, which are recognized at “trade date”.

2.6 Derivative financial instruments and hedging (Applicable for the Group from January 1, 2005)

Derivative financial instruments including foreign exchange contracts, forward rate agreements, currency and interest rate swaps, interest rate futures, currency and interest rate options (both written and purchased) and other derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are re-measured at their fair value. All derivatives are carried in assets when favourable to the Group and in liabilities when unfavourable to the Group. Fair values are obtained from quoted market prices, dealer price quotations, discounted cash flow models and options pricing models, as appropriate. Where the Group enters into derivative instruments used for trading purposes, realized and unrealised gains and losses are recognized in trading income.

The Group occasionally purchases or issues financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not clearly and closely related to the economic characteristics of the host contract.

The Group also uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions.  The Group applies either fair value or cash flow hedge accounting when transactions meet the specified criteria to obtain hedge accounting treatment.   The Group’s criteria for a derivative instrument to be accounted for as a hedge include:

•                  at inception of the hedge, there is formal designation and documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship;

•                  the hedge is documented showing that it is expected to be highly effective in offsetting the risk in the hedged item throughout the hedging period. A hedge is considered to be highly effective when the Group achieves offsetting changes in fair value between 80 percent and 125 percent for the risk being hedged; and

•                  the hedge is highly effective on an ongoing basis.

2.6.1 Fair value hedges

For qualifying fair value hedges, the change in fair value of the hedging derivative is recognized in the income statement along with the corresponding change in the fair value of the hedged asset or liability that is attributable to that specific hedged risk. If the hedge relationship is terminated for reasons other than the de-recognition of the hedged item, the difference between the carrying amount of the hedged item at that point and the value at which it would have been carried had the hedge never existed (the “unamortised fair value adjustment”), is, in the case of interest bearing financial instruments, amortized to the income statement over the remaining term of the original hedge, while for non-interest bearing instruments that amount is immediately recognized in the income statement. If the hedged instrument is derecognised, e.g. sold or repaid, the unamortised fair value adjustment is recognized immediately in the income statement.

2.6.2 Cash flow hedges

Fair value gains or losses associated with the effective portion of a derivative designated as a cash flow hedge are recognized initially in shareholders’ equity. When the cash flows that the derivative is hedging (including cash flows from transactions that were only forecast when the derivative hedge was effected) materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from shareholders’ equity to corresponding income or expense line item.

If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in shareholders’ equity remains in shareholders’ equity until the committed or forecast transaction occurs, at which point it is transferred from shareholders’ equity to trading income.

Certain derivative instruments transacted as effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated in the same way as derivative instruments held for trading purposes, i.e. fair value gains and losses are recognized in trading income.

A derivative may be embedded in another financial instrument, known as “host contract”. In such combinations, the derivative instrument is separated from the host contract and treated as a separate derivative, provided that its risks and economic characteristics are not closely related to those of the host contract, the embedded derivative actually meets the definition of a derivative and the host contract is not carried at fair value with unrealised gains and losses reported in the income statement.

Notwithstanding the above, transactions entered into before the date of transition to IFRS, shall not be retrospectively designated as hedges.

2.7 Offsetting

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to realize the asset and settle the liability simultaneously or on a net basis.

2.8 Interest income and expense

Interest income and expense are recognized in the income statement for all interest bearing instruments on a time proportion basis, taking account of the principal outstanding and using the effective interest rate method based on the actual purchase price. Interest income includes coupons earned on fixed income investment and trading securities and accrued discount and premium on treasury bills and other discounted instruments.

The recognition of income on commercial and mortgage loans ceases when the recovery of principal and/or interest becomes doubtful of collection, such as when overdue by more than 180 days, or when the borrower or securities’ issuer defaults, if earlier than 180 days. Credit card loans, other non-secured personal credit lines and certain consumer finance loans are placed on non-accrual basis no later than the date upon which they become 90 days delinquent. In all cases, loans must be placed on non-accrual or written off at an earlier date, if collection of principal and/or interest is considered doubtful. All interest accrued but not collected for loans that are placed on non-accrual or written off is excluded from interest income until received.

2.9 Fee and commission income

Fees and commissions are generally recognized on an accrual basis over the period the service is provided. Commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as acquisition of loans, equity shares or other securities or the purchase or sale of businesses, are recognized upon completion of the underlying transaction.

2.10 Trading securities (Applicable for the Group from January 1, 2005)

Trading securities are securities, which are either acquired for generating a profit from short-term fluctuations in price or dealer’s margin, or are securities included in a portfolio in which a pattern of short-term profit making exists.

Trading securities are initially recognized at cost and subsequently re-measured at fair value. The determination of fair values of trading securities is based on quoted market prices, dealer price quotation and pricing models, as appropriate. Gains and losses realized on disposal or redemption and unrealised gains and losses from changes in the fair value of trading securities are included in net trading income. Interest earned whilst holding trading securities is reported as interest income. Dividends received are separately reported and included in dividend income. Trading securities may also include securities sold under sale and repurchase agreements.

All purchases and sales of trading securities that require delivery within the time frame established by regulation or market convention (“regular way” purchases and sales) are recognized at trade date, which is the date that the Group commits to purchase or sell the asset. Otherwise such transactions are treated as derivatives until settlement occurs.

Trading securities held are not reclassified out of the respective category. Respectively, investment securities are not reclassified into the trading securities category while they are held.

2.11 Sale and repurchase agreements

Securities sold subject to a linked repurchase agreement (‘Repos’) are retained in the financial statements as trading or investment securities and the counterparty liability is included in amounts due to banks, due to customers or other deposits, as appropriate. Securities purchased under agreement to resell (‘Reversed Repos’) are recorded as due from other banks or loans and advances to customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of Repos (or Reverse Repos) agreement using the effective interest rate method.

2.12 Securities borrowing and lending (Applicable for the Group from January 1, 2005)

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received, plus accrued interest. Securities borrowed and securities received as collateral under securities lending transactions are not recognized in the financial statements unless control of the contractual rights that comprise these securities transferred is gained or sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income. The obligation to return them is recorded at fair value as a trading liability.

Respectively, securities lent and securities provided as collateral under securities borrowing transactions are not derecognised from the financial statements unless control of the contractual rights that comprise these securities transferred is relinquished.

The Group monitors the market value of the securities borrowed and lent on a regular basis and provides or requests additional collateral in accordance with the underlying agreements. Fees and interest received or paid are recorded as interest income or interest expense, on an accrual basis.

2.13 Investment Securities (Applicable for the Group from January 1, 2005)

Investment securities are classified as either available for sale or held to maturity investment securities based on management intention on purchase date. Investment securities are recognized at trade date, which is the date that the Group commits to purchase or sell the asset. All other purchases and sales are recognized as derivative forward transactions until settlement.

Available for sale investment securities are initially recorded at cost (including transaction costs) and subsequently re-measured at fair value based on quoted bid prices in active markets, dealer price quotations or discounted expected cash flows. Fair values for unquoted equity investments are determined by applying recognized valuation techniques such as price/earnings or price/cash flow ratios, refined to reflect the specific circumstances of the issuer. Unrealised gains and losses arising from changes in the fair value of available for sale investment securities are reported in shareholders’ equity, net of taxes (where applicable), until such investment is sold, collected or otherwise disposed of, or until such investment is determined to be impaired.

Available for sale investment securities may be sold in response to needs for liquidity or changes in interest rates, foreign exchange rates or equity prices. When an available for sale investment security is disposed of or impaired, the accumulated unrealised gain or loss included in shareholders’ equity is transferred to the income statement for the period and reported as gains / losses from investment securities. Gains and losses on disposal are determined using the moving average cost method.

Held to maturity investment securities consist of securities with fixed or determinable payments, which the management has the positive intend and ability to hold to maturity. Held to maturity investment securities are carried at amortized cost using the effective interest rate method, less any provision for impairment. Amortized cost is calculated by taking into account any fees, points paid or received, transaction costs and any discount or premium on acquisition.

An investment security is considered impaired if its carrying amount exceeds its recoverable amount and there is objective evidence that the decline in price has reached a level that recovery of the cost value cannot be reasonably expected within the foreseeable future. The amount of the impairment loss for financial assets carried at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of expected future cash flows discounted at the financial instrument’s original effective interest rate. For quoted financial assets re-measured to fair value the recoverable amount is the present value of expected future cash flows discounted at the current market rate of interest for a similar financial asset whereas for unquoted financial assets the recoverable amount is determined by applying recognized valuation techniques.

Interest earned whilst holding investment securities is reported as interest income. Dividends receivable are included separately in dividend income, when a dividend is declared.

2.14 Loans and receivables (Applicable for the Group from January 1, 2005)

Loans originated by the Group include loans where money is provided directly to the borrower, other than those that are originated with the intent to be sold (if any), in which case they are recorded as assets held for trading, available for sale investment securities or as held to maturity, as appropriate.

Loans originated by the Group are recognized when cash is advanced to borrowers. They are initially recorded at cost including any transaction costs, and are subsequently valued at amortized cost using the effective interest rate method.

Interest on loans originated by the Group is included in interest income and is recognized on an accrual basis. Fees and direct costs relating to a loan origination, financing or restructuring and to loan commitments are treated as part of the cost of the transaction and are deferred and amortized to interest income over the life of the loan using the effective interest rate method.

2.15 Impairment losses on loans and advances  (Applicable for the Group from January 1, 2005)

A credit risk provision for loan impairment is established if there is objective evidence that the Group will be unable to collect all amounts due on a claim according to the original contractual terms. A “claim” means a loan, a commitment such as a letter of credit, guarantee or commitment to extent credit.

A provision for loan impairment is reported as a reduction of the carrying amount of a claim on the balance sheet, whereas for an off-balance sheet item such as a commitment, a provision for impairment loss is reported in other liabilities. Additions to provisions for loans impairment are made through bad and doubtful debts expense.

The Group assesses whether objective evidence of impairment exists for loans that are considered individually significant, i.e. all loans above €1 million, and collectively for loans that are not considered individually significant. A loan is subject to impairment test when interest and/or capital is in arrears for a period over 90 days and/or such qualitative indications exist, at the assessment date, which demonstrate that the borrower will not be able to meet his obligations. Usually such indications include but are not restricted to significant financial difficulty, deterioration of credit rating, probability of bankruptcy or other financial reorganization procedures.

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the loans’ carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at a) the loan’s original effective interest rate, if the loan bears a fixed interest rate, or b) current effective interest rate, if the loan bears a variable interest rate.

The calculation of the present value of the estimated future cash flows of a collateralised loan reflects the cash flows that may result from obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, loans are grouped on the basis of similar credit risk characteristics. Loans to corporates are grouped based on days in arrears, product type, economic sector, size of business, collateral type and other relevant credit risk characteristics. Mortgages and retail loans are also grouped based on days in arrears or product type. Those characteristics are relevant to the estimation of future cash flows for pools of loans by being indicative of the debtors’ ability to pay all amounts due and together with historical loss experience for loans with credit risk characteristics similar to those in the pool form the foundation of the loan loss allowance computation. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects and conditions in the historical period that do not exist currently.

All impaired loans are reviewed and analysed at least annually and any subsequent changes to the amounts and timing of the expected future cash flows compared to the prior estimates result in a change in the provision for loans impairment and are charged or credited to impairment losses on loans and advances.

The methodology and assumptions used in estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

Subject to compliance with tax laws in each jurisdiction, a loan, which is deemed to be uncollectible or forgiven, is written off against the related provision for loans impairment. Subsequent recoveries are credited to impairment losses on loans and advances in the income statement. In the case of loans to borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and additional country risk provisions are established if necessary.

2.16 Property and equipment

Property and equipment include land and buildings, leasehold improvements and transportation and other equipment, held by the Group for use in the supply of services or for administrative purposes. Property and equipment are initially recorded at cost, which includes all costs that are required to bring an asset into working condition. In accordance with the transitional provisions set out in IFRS 1, the Group has adopted the carrying values of all items of property and equipment on the date of transition under Greek GAAP as their deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition.

Subsequent to initial recognition, property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Costs incurred subsequent to the acquisition of an asset, which is classified as property and equipment are capitalized, only when it is probable that they will result in future economic benefits to the Group beyond those originally anticipated for the asset, otherwise they are expensed as incurred.

Depreciation of an item of property and equipment begins when it is available for use and ceases only when the asset is derecognised. Therefore, the depreciation of an item of property and equipment that is retired from active use and held for disposal does not cease unless it is fully depreciated. Property and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Land	No depreciation
Buildings used in operation	Not exceeding 50 years
Buildings (other than those used in operation)	Not exceeding 50 years
Leasehold improvements	Residual lease term, not exceeding 10 years
Furniture and related equipment	Not exceeding 12 years
Motor vehicles	Not exceeding 10 years
Hardware and other equipment	Not exceeding 5 years

The Group periodically reviews land and buildings for impairment. Where the carrying amount on an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

Foreclosed assets, which consist of properties acquired through foreclosure in full or partial satisfaction of a related loan, are initially measured at cost, which includes transaction costs, and reported under other assets. After initial recognition foreclosed assets are re-measured at the lower of their carrying amount and fair value less estimated costs to sell. Any gains or losses on liquidation of foreclosed assets are included in other operating income.

2.17 Investment property

Investment property includes land and buildings, owned by the Group (or held through a leasing agreement, either finance or operating) with the intention of earning rentals or for capital appreciation or both, and is initially recorded at cost, which includes transaction costs. A property interest that is held by the Group under an operating lease is classified and accounted for as investment property when a) the property would otherwise meet the definition of an investment property or b) the operating lease is accounted for as if it were a finance lease. In accordance with the transitional provisions set out in IFRS 1, the Group has adopted the carrying amounts of all investment properties on the date of transition under Greek GAAP as their deemed cost rather than carrying out a valuation at the date of transition.

Subsequent to initial recognition, investment property is stated at cost less accumulated depreciation and any accumulated impairment losses.

Investment property is depreciated on a straight-line basis over its estimated useful life, which approximates the useful life of similar assets included in property and equipment. Investment property is periodically reviewed for impairment.

2.18 Goodwill and other intangible assets

Intangible assets include goodwill, computer software and other intangible assets that comprise of separately identifiable intangible items arising from acquisitions.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired entity at the date of acquisition. Subsequent to initial recognition, goodwill is stated at cost less accumulated impairment losses. Management tests goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

Notwithstanding the above, the Group has elected to use the exemption of paragraph 15 of IFRS 1 in respect of past business combinations, which means that any goodwill recognized under previous GAAP as a reduction from equity, has not been recognized in its opening IFRS balance sheet, rather is accounted for as an adjustment to retained earnings. Furthermore, the Group shall not transfer goodwill to the income statement if in a future date disposes of the subsidiary (or associate) or if the investment in the subsidiary (or associate) to which that goodwill relates, becomes impaired. Any excess, as at the date of the exchange transaction, of the acquirer’s interest in the fair values of the identifiable assets and liabilities acquired over the cost of the acquisition, should be recognized as negative goodwill. Once it has been established that negative goodwill exists, the Group a) reassess the identification and measurement of the acquiree’s identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination and b) recognizes immediately in the income statement any profit or loss remaining after the reassessment.

Computer software includes costs that are directly associated with identifiable and unique software products controlled by the Group that are anticipated to generate future economic benefits exceeding costs beyond one year. Expenditure, which enhances or extends the performance of computer software programs beyond their original specifications is recognized as a capital improvement and added to the original cost of the software.

Computer software development costs recognized as assets, are amortized using the straight-line method over their useful lives, not exceeding a period of 5 years.

Expenditure on starting up an operation or branch, training personnel, advertising and promotion and relocating or reorganizing part or the entire Group is recognized as an expense when it is incurred.

At each balance sheet date, management reviews intangible assets and assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of intangible assets is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

2.19 Insurance Operations

As of 1 January 2005, the Group allocates its insurance related products into insurance contracts and investment contracts depending on the level of insurance risk inherent in the products in accordance with IFRS 4 (“Insurance contracts”). As permitted by IFRS 4, the Group accounts for its insurance contracts in accordance with Greek accounting principles. Accordingly, overseas insurance liabilities are measured in accordance with the accounting and legal requirements in the countries concerned and as permitted by IFRS 4.

Assets and liabilities relating to investment contracts are classified and measured as appropriate under IAS 39, ‘Financial Instruments: Recognition and Measurement’. The Group assesses whether its recognized insurance liabilities are adequate by applying a liability adequacy test (“LAT”), which meets the minimum requirements set forth in IFRS 4. As at January 1 2005, additional liabilities resulting from the LAT performed increased the carrying amount of insurance liabilities as determined in accordance with Greek GAAP and were charged off to equity.

2.20 Leases
a. A Group company is the lessee

Leases where the Group has substantially all the risks and rewards of ownership of the asset are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The outstanding rental obligations, net of finance charges, are included in other liabilities. The interest element of the finance cost is charged to the income statement over the lease period. All assets acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership of the asset are retained by the lessor, are classified as operating leases. The total payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

b. A Group Company is the lessor

Finance leases: When assets are leased out under a finance lease, the present value of the minimum lease payments is recognized as a receivable. Lease income is recognized over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. Finance lease receivables are included in loans and advances to customers.

Operating leases: Assets leased out under operating leases are included in the balance sheet based on the nature of the asset. They are depreciated over their useful lives on a basis consistent with similar owned property. Rental income (net of any incentives given to lessees) is recognized on a straight-line basis over the lease term.

2.21 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than 3 months maturity from the date of acquisition and consist of cash and balances with central banks, treasury bills and other eligible bills, amounts due from other banks, investment securities and trading securities.

2.22 Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

2.23 Employee benefits

Group companies operate various retirement benefit plans in accordance with local conditions and practices in their respective countries. Such plans are classified as pension plans or other post-retirement benefit plans.

2.23.1 Pension plans

a. Defined benefit plans

A defined benefit plan is a pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. For defined benefit plans, the pension liability is the present value of the defined benefit obligation at the balance sheet date minus the fair value of the plan assets, including any adjustments for unrecognised actuarial gains/losses and past service costs. The Group follows the “corridor” approach of IAS 19 “Employee Benefits” according to which a certain amount of actuarial gains and losses remains unrecognised and is amortized over the average remaining service lives of the employees participating in the plan. The Group on the transition date to IFRS has elected to use the exemption provided in paragraph 20 of IFRS 1 in respect of employee benefits and has recognized all cumulative actuarial gains and losses from the inception of such plans until the date of transition to IFRS.

The defined benefit obligation is calculated by independent actuaries on an annual basis using the projected unit credit method. The present value of the defined obligation is determined by the estimated future cash outflows using interest rates of government securities, which have terms to maturity approximating the terms of the related liability. Pension costs are charged or credited to the income statement over the service lives of the related employees.

b. Defined contribution plans

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees’ benefits relating to employee service in the current and prior periods. Group contributions to defined contribution plans are charged to the income statement in the year to which they relate and are included in staff costs.

2.23.2 Other post-retirement benefit plans

Group employees participate in plans, which provide for various health benefits including post-retirement healthcare benefits. Such plans are also classified as either defined contribution or defined benefit plans. Obligations under other defined benefit post-retirement plans are valued annually by independent qualified actuaries.

2.24 Income taxes

Income tax payable on profits, based on the applicable tax laws in each jurisdiction, is recognized as an expense in the period in which profits arise.

Deferred income tax is fully provided, using the liability method, on all temporary differences arising between the carrying amounts of assets and liabilities in the consolidated balance sheet and their amounts as measured for tax purposes.

The principal temporary differences arise from loan provisions, provisions for pensions and revaluation of certain assets. Deferred tax assets relating to the unused tax losses carried forward are recognized to the extent that it is probable that sufficient taxable profits will be available against which these losses can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on laws that have been enacted at the balance sheet date.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax asset is recognized for all deductible temporary differences arising from investments in subsidiaries, branches and associates, and interests in joint ventures, to the extent that, it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax, related to fair value changes of available for sale investment securities and cash flow hedges, which are charged or credited directly to shareholders’ equity, is also credited or charged directly to shareholders’ equity where applicable and is subsequently recognized in the income statement together with the deferred gain or loss.

2.25 Borrowings

Borrowings are initially recognized at cost, which is the fair value of the consideration received (issue proceeds), net of transaction costs incurred. Subsequent measurement is at amortized cost and any difference between net proceeds and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest rate method.

2.26 Share capital and treasury shares

Share issue costs: Incremental external costs directly attributable to the issue of new shares, other than on a business combination, are deducted from equity net of any related income taxes.

Dividends on ordinary shares: Dividends on ordinary shares are recognized as a liability in the period in which they are approved by the Annual General Meeting of the Shareholders of the Bank and its subsidiaries.

Treasury shares: NBG shares held by the Group are classified as treasury shares and the consideration paid including any attributable incremental external costs, net of income taxes, is deducted from total shareholders’ equity until they are cancelled, reissued or resold. Treasury shares do not reduce the number of shares issued but affect the number of outstanding shares used in the calculation of earnings per share. Treasury shares held by the Bank, are not eligible to receive cash dividends. Any difference between acquisition cost and ultimate proceeds from subsequent resale (or reissue) of treasury shares is included in shareholders’ equity and is therefore not to be considered a gain or loss to be included in the income statement.

2.27 Segment reporting

The Group is organized on a worldwide basis into six business segments and provides products or services that are subject to risks and returns that are different from those of other business segments. This organizational structure is the basis upon which the Group reports its primary segment information.

2.28 Related parties transactions

Related parties include entities, which the Bank has the ability to control or exercise significant influence in making financial and operating decisions. Related parties include, directors, their close relatives, companies owned or controlled by them and companies over which they can influence the financial and operating policies.

All banking transactions entered into with related parties are made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated parties and do not involve more than a normal amount of risk.

2.29 Fiduciary and trust activities

The Group provides fiduciary and trust services to individuals and other institutions, whereby it holds and manages assets or invests funds received in various financial instruments at the direction of the customer. The Group receives fee income for providing these services. Trust assets are not assets of the Group and are not recognized in the financial statements. The Group is not exposed to any credit risk relating to such placements, as it does not guarantee these investments.

2.30 Earnings per share

A basic earnings per share (EPS) ratio is calculated by dividing the net profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

A diluted earnings per share ratio is computed using the same method as for basic EPS, but the determinants are adjusted to reflect the potential dilution that could occur if convertible debt securities, options, warrants or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

Note 3: Financial risk management

3.1 Interest Rate Risk

The Group is subject to various types of interest rate risk, which arise in the Bank’s activities outlined below. Management characterizes these types as fixed interest rate risk, repricing (or gap) risk, and credit spread risk.

Principal activities

The Bank is the principal market maker in Greek government bonds, which are denominated in various major currencies in both the primary and the secondary markets. It carries a large inventory of Greek government bonds in its trading book in order to facilitate its market making activity and the distribution of Greek government bonds to retail and institutional investors in Greece and abroad.

The Bank is also active in the interbank deposit market (denominated in euro and all other major currencies) as well as foreign exchange forward transactions with maturities up to a year.

The Bank routinely enters into asset swaps of non-euro denominated debt issued by the Hellenic Republic for the purpose of servicing institutional clients.

Interest rate exposure management

The principal source of interest rate risk exposure arises from Greek government bonds trading activity. The Bank enters into futures contracts on medium-and long-term German government bonds in order to provide an economic hedge of fixed interest rate exposure arising from its position in fixed-rate Greek government bonds. As a result of this economic hedging activity, fixed rate exposure is converted into a credit-spread exposure over the yield of medium-and long-term German government bonds. As a secondary means of hedging the trading portfolio of Greek government bonds, the Bank also uses the swap market to convert part of the fixed rate exposure to a floating rate exposure in order to reduce earnings volatility in periods of volatile interest rates. The derivatives business is subject primarily to credit risk, counterparty and Greek sovereign risk as it carries Greek government bonds as hedges to the swap portfolio. The money market business is geared towards lending the excess liquidity of the Bank for short maturities to the interbank market.

The fixed interest rate risk due to the bond as well as the swaps portfolio, together with their economic hedged instruments, is monitored by converting the notional amount positions into constant maturity positions (i.e., ten-year equivalent positions). Furthermore, a breakdown of the fixed interest risk into maturing buckets is performed and a Value at Risk (VAR) report is produced daily taking into account the sum of all our trading positions in all currencies for the Treasuries of the Bank.

Repricing risk

The floating rate portfolio of securities is matched primarily against the Bank’s deposit base. The portfolio of floating Greek government bonds reprices annually and is funded by the Bank’s retail deposit base with an average duration of one month. The difference of the volatility in short-term euro interest rates between one month and one year has been minimal.

Spread risk

Spread and basis risk arises from the hedging of Greek government bonds with futures contracts on euro-denominated German government bonds, as well as with interest rate and cross currency swaps. Since the drachma joined the euro zone, the hedging of Greek government bonds with future contracts on German government bonds, results in a spread which exhibits a very low volatility. With respect to the hedging of Greek government bonds with interest rate and cross currency swaps, the fixed rate risk is converted into floating rate risk, as the floating feature of the related swaps is indexed to the European Interbank Offered Rate, commonly known as EURIBOR. Again this asset swap spread of the Greek sovereign debt is subject to very low volatility since the entry of the Greek drachma into the Eurozone.

The Group also carries an inventory of foreign currency fixed and floating rate eurobonds issued by the Hellenic Republic, which behave in the same manner as the asset swap positions mentioned above.

3.2 Liquidity risk

The Bank operates a network of 581 branches and sub-branches, and its domestic customer deposit base accounts for 32% of the Greek deposit market (savings and sight accounts) as at 30 June 2005. This provides with sufficient euro and foreign currency liquidity to fund the Banks operations and treasury positions. Strategically, the Bank maintains a high proportion of liquid assets to enable it to service customer loans expeditiously as well as to take advantage of market opportunities.

3.3 Foreign exchange risk

The Bank trades in all major currencies against the euro. In the normal course of business, it holds short-term positions, which arise from and are used for servicing its institutional, corporate, domestic and international client base.

The Bank’s strategy is to hold minimal open foreign exchange risk but at a level sufficient to service its client base. In this context, the non-euro denominated Eurobond positions are funded by customer and interbank deposits in the respective currencies. The Bank’s open foreign exchange position is limited to the capital contributed to the overseas operations (branches and subsidiaries) with the associated foreign exchange risk. In addition, because non-euro denominated expenses are largely offset by non-euro denominated revenues, the foreign exchange risk is low.

The Bank files standard foreign exchange position reports on a regular basis which enables the central bank to monitor its foreign exchange risk. VAR limits are set according to the guidelines of the Group’s Risk Management Council and monitored by the Internal Audit Division.

3.4 Capital adequacy (amounts in € mln)

30.6.2005
Capital:
Upper Tier I capital.	2.446,0
Lower Tier I capital	1.016,7
Deductions	(63,6)
Tier I capital	3.399,1
Upper Tier II capital	50,3
Lower Tier II capital	972,9
Deductions	(13,8)
Total capital	4.408,5

Risk weighted assets:
On Balance sheet amounts	26.593,2
Off Balance sheet amounts	1.417,1
Total risk weighted assets	28.010,3

Ratios:
Core	8,51%
Tier I	12,14%
Total BIS	15,74%

As at 30.06.2005, in accordance with IFRS and the rules of the Bank for International Settlements (BIS), the capital base of the NBG Group was €4.408 million. Therefore the capital base surplus, over the 8% of risk-weighted assets required by the BIS rules was €2.168 million.

3.5 Ratings

The table below sets forth the credit ratings that have been assigned to the Bank by Moody’s Investors Services Limited (referred to below as “Moody’s”), Standard and Poor’s Rating Services (referred to below as ‘Standard and Poor’s”), Fitch Ratings Ltd. (referred to below as “Fitch”) and Capital Intelligence Ltd. (referred below as (Capital Intelligence).

Rating Agency	Long term	Short term	Financial strength

Moody’s	A2	P-1	C
Standard & Poor’s	BBB+	A-2	BBB
Fitch	A-	F2	C
Capital Intelligence	A-	A2	A-

NOTE 4: Business Segment Reporting

NBG Group manages its business through the following business segments:

•                  Retail banking

Retail banking includes all individuals (retail banking customers) of the Bank, professionals, small-medium and small sized companies (companies with annual turnover of up to 2,5 million euros).The Group, through its extended network of branches, offers to its retail customers a number of types of deposit and investment products as well as a wide range of traditional services and products.

•                  Corporate & Investment banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange, insurance products, custody arrangements and trade service activities.

•                  Global Markets and Asset management

Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds) and brokerage.

•                  Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki General Insurance Company.

•                  International

The Group’s international banking activities include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

•                  Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to NBG personnel etc)

NBG Group is also diversified and organized on a worldwide basis into the following geographical regions:  SE Europe (includes Bulgaria, FYROM, Romania, Serbia-Montenegro and Albania), European Union (includes UK, Germany, France, Netherlands, Luxembourg and Cyprus), Africa (includes Egypt and S. Africa) and North America (includes United States and Canada). Segment income and expenses include transfers between business segments and transfers between geographical regions. Such transfers are conducted at arm’s length.

Breakdown by business segment

	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	Inter- national	Other	Group

From 1 January to 30.6.2005
Net interest income	521.196	103.209	70.462	11.411	131.324	(34.925)	802.677
Net fee & commission income	93.264	29.289	45.120	(174)	38.600	(1.480)	204.617
Other	30.935	(10.780)	22.718	75.864	18.608	37.192	174.538
Total operating income	645.395	121.718	138.300	87.101	188.532	788	1.181.832
Direct costs	(265.409)	(21.608)	(28.740)	(70.910)	(110.810)	(22.167)	(519.644)
Allocated costs & provisions	(163.964)	(37.334)	(9.578)	—	(21.278)	3.821	(228.332)
Profit Before Tax	216.022	62.776	99.982	16.191	56.444	(17.559)	433.856
Taxes	(59.111)	(17.777)	(4.602)	(5.169)	(10.100)	10.093	(86.666)
Minority interest	—	—	(13.582)	(2.355)	(2.217)	1.007	(17.147)
Profit attributable to NBG shareholders	156.911	44.999	81.798	8.667	44.127	(6.459)	330.043

Segment assets	17.397.370	9.722.000	22.303.247	1.893.144	6.846.776	4.075.999	62.238.536
Unallocated							(1.435.812)
Total as at 30.6.2005							60.802.724

Segment liabilities & equity	36.844.349	1.259.329	10.975.427	1.613.760	6.989.799	4.555.872	62.238.536
Unallocated							(1.435.812)
Total as at 30.6.2005							60.802.724

From 1 January to 30.6.2004
Net interest income	452.134	94.738	83.316	10.470	115.049	(59.349)	696.358
Net fee & commission income	93.305	26.727	41.101	(33)	32.995	(36)	194.059
Other	30.990	(11.709)	49.415	51.493	18.207	47.851	186.247
Total operating income	576.429	109.756	173.832	61.930	166.251	(11.534)	1.076.664
Direct costs	(278.820)	(26.798)	(34.131)	(72.634)	(105.282)	(24.549)	(542.214)
Allocated costs & provisions	(148.464)	(35.813)	(9.179)	—	(23.316)	(8.467)	(225.239)
Profit Before Tax	149.145	47.145	130.522	(10.704)	37.653	(44.550)	309.211
Taxes	(52.521)	(16.594)	(19.776)	(3.329)	(10.231)	3.709	(98.742)
Minority interest	—	—	(10.341)	3.584	(521)	231	(7.047)
Profit attributable to NBG shareholders	96.624	30.551	100.405	(10.449)	26.901	(40.610)	203.422

Segment assets	12.398.018	9.117.418	27.190.959	1.607.386	6.418.508	3.884.857	60.617.146
Unallocated							(547.498)
Total as at 30.6.2004							60.069.648

Segment liabilities & equity	34.288.876	1.106.582	14.419.944	1.336.351	7.487.068	1.978.325	60.617.416
Unallocated							(547.498)
Total as at 30.6.2004							60.069.648

Breakdown by location

	Greece	SE Europe	European Union	Africa	North America	Group

From 1 January to 30.6.2005
Net interest income	671.734	70.736	14.000	1.689	44.518	802.677
Net fee & commission income	158.172	26.363	12.399	1.563	6.120	204.617
Other	138.419	10.841	18.338	327	6.613	174.538
Total operating income	968.325	107.940	44.737	3.579	57.251	1.181.832
Direct costs	(533.119)	(51.449)	(27.025)	(3.786)	(34.559)	(649.938)
Allocated costs & provisions	(81.301)	(13.082)	(5.285)	(53)	1.683	(98.038)
Profit Before Tax	353.905	43.409	12.427	(260)	24.375	433.856
Taxes	(67.480)	(5.074)	(4.267)	(171)	(9.674)	(86.666)
Minority interest	(11.405)	(2.217)	(3.525)	—	—	(17.147)
Profit attributable to NBG shareholders	275.020	36.118	4.635	(431)	14.701	330.043

Total assets as at 30.6.2005	50.553.384	2.684.690	4.590.353	116.510	2.857.787	60.802.724

From 1 January to 30.6.2004
Net interest income	585.448	47.636	15.189	1.867	46.218	696.358
Net fee & commission income	156.216	20.465	9.538	1.453	6.387	194.059
Other	160.962	10.734	11.085	93	3.373	186.247
Total operating income	902.626	78.835	35.812	3.413	55.978	1.076.664
Direct costs	(563.594)	(50.630)	(25.862)	(4.117)	(36.343)	(680.546)
Allocated costs & provisions	(67.550)	(13.386)	(4.806)	(23)	(1.142)	(86.907)
Profit Before Tax	271.482	14.819	5.144	(727)	18.493	309.211
Taxes	(84.098)	(5.309)	(1.982)	—	(7.353)	(98.742)
Minority interest	(6.485)	(565)	—	3	—	(7.047)
Profit attributable to NBG shareholders	180.899	8.945	3.162	(724)	11.140	203.422

Total assets as at 31.12.2004	45.625.764	2.253.276	3.826.163	114.337	2.667.837	54.487.377

NOTE 5: Net Interest Income

	30.6.2005	30.6.2004

Interest earned on:
Amounts due from banks	161.774	117.614
Securities	246.728	279.631
Loans and advances to customers	801.049	658.329
Other interest earning assets	4.791	26.668
Interest and similar income	1.214.342	1.082.242

Interest payable on:
Amounts due to banks	(129.769)	(132.838)
Amounts due to customers	(257.705)	(213.378)
Debt securities in issue	(1.887)	(113)
Other borrowed funds	(12.235)	(11.881)
Other interest paying liabilities	(10.069)	(27.674)
Interest expense and similar charges	(411.665)	(385.884)
Net interest income	802.677	696.358

NOTE 6: Net Fee and Commission Income

	30.6.2005	30.6.2004

Custody, brokerage & investment banking	31.065	25.531
Retail loan fees	49.662	40.086
Corporate lending fees	38.082	36.465
Banking fees & similar charges	67.242	73.792
Fund management fees	18.566	18.185
Total	204.617	194.059

NOTE 7: Net premia from insurance contracts

	30.6.2005	30.6.2004

Written Premia net of reinsurance	273.985	268.683
Less: change in unearned premium reserve	(8.238)	6.582
Paid claims, net of reinsurance	(150.825)	(164.743)
Change in insurance provisions	(44.877)	(36.768)
Net commissions	(33.663)	(33.307)
Other (incl. valuation of unit-linked)	9.125	5.497
Net premia from insurance contracts	45.507	45.944

NOTE 8: Dividend Income

	30.6.2005	30.6.2004

Trading securities	4.901	6.629
Available for sale securities	3.366	2.141
Total	8.267	8.770

NOTE 9: Net Trading Income

	30.6.2005	30.6.2004

Foreign exchange	28.201	17.815
Fixed income securities	(82.007)	23.279
Equities	22.748	18.629
Total	(31.058)	59.723

NOTE 10: Other Operating Income

	30.6.2005	30.6.2004

Non-banking income:
Private equity: Group share in investee entities	15.485	8.002
Real estate gains & rentals	13.687	31.210
Hotel income	9.724	6.457
Warehouse fees	6.504	7.394
Total non-banking income	45.400	53.063
Other income	13.394	19.459
Total	58.794	72.522

NOTE 11: Personnel Expenses

	30.6.2005	30.6.2004

Wages and Salaries	278.860	287.524
Social security costs & defined contribution plans	110.032	116.451
Pension costs: defined benefit plans (Note 12)	15.053	8.408
Other post retirement benefits (Note 12)	94	108
Other staff related benefits	15.382	15.112
Total	419.421	427.603

The average number of employees employed by the Group during the period to 30 June 2005 was 21.417  (2004: 21.415)

NOTE 12: Retirement benefit obligations

I. Defined Contribution Plans

National Bank of Greece Pension Plan

The Bank’s employees’ Pension Plan provides for defined contributions to be made by the Bank at a rate of 26,50% of the employee’s salary, for employees who joined any social security fund prior to 1.1.1993. The corresponding rate for employees insured by any social security fund after that date is 13,33%. Employee contributions are 11% of the employee’s salary, for employees insured by any social security fund prior to 1.1.1993. The corresponding rate for employees insured by any social security fund after that date is 6,67%.

National Bank of Greece Auxiliary Pension Plan

The Bank’s employees’ Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee’s salary. Employees contribute at a rate of 3,50% of their salary. Benefits paid are determined by years of service with the Bank and the employee’s final pensionable pay.

Ethniki Hellenic General Insurance Company Benefit Plan

The Group’s insurance company contributes to a benefit plan (“T.A.P.A.E.E.”), which provides for a monthly pension. The benefit structure, as relates to the pension, is similar to that provided under the Bank’s pension plan.  Accrued benefits are also paid on an earlier date in the event of death or disability.

Other Defined Contribution Pension Plans

The Group makes contributions to other foreign defined contribution pension plans.

Defined contribution health plans

Contributions by the Bank to the National Bank of Greece Health Plan (T.Y.P.E.T.) amount to 6,25% of employees’ salaries. Employees’ contributions amount to 2,50% of their salaries. Additional contributions are paid for insured members of the employees’ families and amount up to 2% for three or more protected members (spouse that does not work and children), and are increased further in the event that the insured spouse is employed or that members of the paternal family are also insured. Contributions of retired employees amount to 4% of their pensions and additional contributions equal to those paid by employees in service, are paid for other insured members of their families. T.Y.P.E.T. offers health benefits to employees before and after their retirement, and to insured members of their families.

Ethniki Hellenic General Insurance Company Health Plan (“T.A.P.A.E.E.”) in addition to pension benefits, also offers health benefits to employees and to insured members of their families.

II. Defined Benefit Plans

The Bank and certain of its subsidiaries sponsor defined benefit plans for their employees. The plans vary in their specific features, but most are contributory, final pay and accumulated years of service-based defined benefit plans. The funding policies vary slightly but typically include employee and employer defined monthly contributions. Some companies within the Group also provide termination indemnities.

Net periodic costs for these defined benefit plans include the following components which are recognised in the income statement for the periods ended:

	30.6.2005	30.6.2004
Current service cost	6.952	6.695
Interest cost on obligation	9.634	9.177
Expected return on plan assets	(4.786)	(4.413)
Amortization of unrecognized actuarial losses	291	—
Amortization of unrecognized prior service cost	29	—
(Gains) / losses on curtailments / settlements	2.933	(3.051)
Pension costs - defined benefit plans	15.053	8.408

The weighted average assumptions used to determine the net periodic pension costs for the years 2005 and 2004 are :

	2005	2004

Discount rate	5,2%	5,2%
Expected return on plan assets	6,3%	6,3%
Rate of compensation increase	4,1%	4,1%
Pension increase	2,3%	2,3%

The aggregated funding status recognized in the consolidated balance sheet is reconciled below as follows for the periods ended:

	30.6.2005	31.12.2004
Present value of funded obligations	344.505	328.049
Fair Value of plan assets	(169.906)	(156.266)
	174.599	171.783
Present value of unfunded obligations	64.372	72.088
Unrecognized actuarial losses	(20.524)	(20.624)
Unrecognized prior service cost	(772)	(800)
Total	217.675	222.447

Post-retirement Defined Benefit Plans other than pensions

Group companies also sponsor other post retirement benefit plans other than pensions, which provide for various health benefits including post-retirement health benefits. The funding policies vary slightly but typically include employee and employer contributions.

Net periodic post-retirement benefit costs included the following components for the periods ended:

	30.6.2005	30.6.2004
Current service cost	40	34
Interest cost on obligation	76	74
Amortization of unrecognized actuarial gains	(22)	—
Other post- retirement defined benefit plan costs	94	108

The aggregated funding status for other post-retirement defined benefit plans recognized in the consolidated balance sheet is reconciled below as follows:

	30.6.2005	31.12.2004
Present value of unfunded obligations	2.805	2.434
Unrecognized actuarial gains	480	450
Total	3.285	2.884

NOTE 13: General & administrative expenses

	30.6.2005	30.6.2004

Duties and taxes	15.903	17.103
Utilities and rentals	81.759	77.398
Other administrative expenses	65.067	75.869
Total	162.729	170.370

NOTE 14: Depreciation and amortisation charges

	30.6.2005	30.6.2004

Investment property (Note 26)	1.368	1.152
Goodwill & other intangible assets (Note 28)	13.374	15.781
Property & equipment (Note 29)	46.277	48.232
Total	61.019	65.166

NOTE 15: Other operating expenses

	30.6.2005	30.6.2004

Maintenance and other related expenses	2.957	3.232
Other provision charges	2.262	2.097
Other	12.985	17.582
Total	18.204	22.911

NOTE 16: Impairment losses on loans and advances

	30.6.2005	30.6.2004

Due from banks (Note 21)	(8)	(17)
Loans and advances to customers (Note 24)	98.045	86.924
Total	98.037	86.907

NOTE 17: Tax expense

	30.6.2005	30.6.2004

Current tax	94.106	99.824
Deferred tax (Note 30)	(7.440)	(1.082)
Total	86.666	98.742

Profit before tax	433.856	309.211
Tax calculated based on the current tax rate of 32% (2004: 35%)	138.834	108.224
Effect of tax rate reduction (5%) due to merger activity	(21.693)	—
Effect of different tax rates in other countries	(3.077)	(1.976)
Income not subject to taxation	(30.434)	(18.296)
Expenses not deductible for tax purposes	4.682	7.842
Utilization of previously unrecognised tax losses	(891)	(1.225)
Other	(755)	4.173
Income tax expense.	86.666	98.742
Effective tax rate for the period	20%	32%

The domestic corporate tax rate for 2005 is 32% and for 2006 will be 27%. However, the Bank’s statutory tax rate is reduced by 5% for 2005 and 2006 as a result of the merger with the National Investment Company.

NOTE 18: Earnings per share

	30.6.2005	30.6.2004

Net profit attributable to equity holders of the parent	330.043	203.422
Less: dividends to preferred securities	(6.895)	(6.885)
Net profit attributable to NBG ordinary shareholders	323.148	196.537
Weighted average number of ordinary shares outstanding	322.088.146	321.012.899
Earnings per share	€1,00	€0,61

NOTE 19: Cash and balances with central banks

	30.6.2005	31.12.2004

Cash in hand	631.642	565.213
Balances with central banks	2.090.306	579.829
Total	2.721.948	1.145.042

The Bank is required to maintain a current account with the Bank of Greece to facilitate interbank transactions with the central bank, its member banks, and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).

The central bank is the primary regulator of depository institutions in Greece. The central bank requires all banks established in Greece to maintain deposits with the central bank equal to 2% of total customer deposits as these are defined by the European Central Bank (“ECB”). As of January 1, 2001 these deposits bear interest at the refinancing rate as set by the ECB (2% at 30 June 2005).

NOTE 20: Treasury bills and other eligible bills

	30.6.2005	31.12.2004

Treasury bills	133.063	137.963
Other eligible bills	33.335	12.437
Total	166.398	150.400

NOTE 21: Due from banks (net)

	30.6.2005	31.12.2004

Sight deposits with banks	178.144	210.596
Time deposits with banks	3.990.758	4.513.044
Securities purchased under agreements to resell	4.203.423	3.822.832
Other	74.652	41.379
	8.446.977	8.587.851
Less: Allowance for losses on amounts due from banks	(465)	(473)
Total	8.446.512	8.587.378

Movement in allowance for losses on amounts due from banks:

Balance at 1 January	473	511
Non-utilised provision of prior years	(8)	(17)
Exchange differences		1
Balance at 30.6.2005 and 30.6.2004 respectively	465	495

Balance at 1 July		495
Non-utilised provision of prior years		(22)
Balance at 31.12.2004		473

NOTE 22: Trading portfolio assets

	30.6.2005	31.12.2004*

Government bonds	10.575.009	9.506.045
Other public sector bonds	99.274	48.971
Other debt securities	594.156	1.547.567
Equity securities	245.772	233.353
Mutual funds units	3.724	279.600
Total	11.517.935	11.615.536

(*) Prior to adopting IAS 39, trading portfolio assets were accounted for and reported under local GAAP provisions.

NOTE 23: Derivative financial instruments

		30.6.2005
	Contract/notional	Fair values
	amount	Assets	Liabilities

Derivatives held for trading:
Interest rate derivatives	11.881.147	117.863	295.453
Foreign exchange derivatives	4.562.750	27.260	24.812
Other types of derivatives	283.739	938	7.474
Interest rate derivatives - Exchange traded	10.543.723	25.494	20.124
Total	27.271.359	171.555	347.863

NOTE 24: Loans & advances to customers (net)

	30.6.2005	31.12.2004

Mortgages	10.189.736	9.194.203
Consumer loans	2.955.126	2.639.240
Credit cards	1.539.772	1.445.433
Small Business lending	1.811.417	1.694.700
Retail lending	16.496.051	14.973.576
Corporate lending	13.084.489	12.155.322
Total	29.580.540	27.128.898
Less: Allowance for impairment on loans & advances to customers	(1.179.870)	(1.076.140)
Total	28.400.670	26.052.758

Movement in allowance for impairment on loans and advances:

Balance at 1 January	1.076.140	976.614
IAS 39 adjustments	32.688	—
Balance at 1 January as restated	1.108.828	976.614
Provision for loan impairment	98.045	86.924
Loans written off	(34.869)	(2.343)
Amounts recovered	620	649
Exchange differences	7.246	838
Balance at 30.6.2005 and 30.6.2004 respectively	1.179.870	1.062.682

Balance at 1.7.2004		1.062.682
Provision for loan impairment		85.564
Loans written off		(70.741)
Amounts recovered		1.382
Exchange differences		(2.747)
Balance at 31.12.2004		1.076.140

Loans and advances to customers include finance lease receivables:

	30.6.2005	31.12.2004
Not later than 1 year	131.750	117.779
Later than 1 year but not later than 5 years	265.389	233.307
Later than 5 years	177.925	155.635
	575.064	506.721

Unearned future finance income on finance leases	(94.582)	(59.745)
Net investment in finance leases	480.482	446.976

The net investment in finance leases may be analysed as follows:

Not later than 1 year	109.316	99.972
Later than 1 year but not later than 5 years	220.010	203.396
Later than 5 years	151.156	143.608
	480.482	446.976

NOTE 25: Investment securities

	30.6.2005	31.12.2004*

Available-for-sale investment securities:
Greek Government bonds	1.099.993	303.567
Debt securities issued by other governments and public entities	749.870	372.734
Corporate bonds incorporated in Greece	333.168	280.293
Corporate bonds incorporated outside Greece	570.927	240.738
Debt securities issued by Greek financial institutions	121.987	157.971
Debt securities issued by foreign financial institutions	228.972	7.249
Mortgage backed securities	693.033	746.592
Other debt instruments issues	8.087	706
Debt securities	3.806.037	2.109.850
Equity securities	211.373	155.915
Mutual funds units	434.429	123.248
Provision for impairment	(5.905)	(6.072)
Total available-for-sale investment securities	4.445.934	2.382.941

Held-to-maturity investment securities (at amortized cost):
Corporate bonds incorporated in Greece	36.824	—
Total held-to-maturity investment securities	36.824	—

Total investment securities	4.482.758	2.382.941

(*) Prior to adopting IAS 39, investments securities were accounted for and reported under local GAAP provisions.

Net result from investment securities consists of:

	30.6.2005	30.6.2004

Net gain/(loss) on disposal of available-for-sale investments	93.028	(492)
Impairment charges on available-for-sale investments	—	(220)
Total	93.028	(712)

The movement of investment securities may be summarised as follows:

Investment securities - available for sale

30.6.2005
Balance at 1.1. 2005	2.382.941
-IAS 39 adjustments & reclassifications	2.050.732
-Exchange differences on monetary assets	166.188
-Additions within the period	1.224.124
-Disposals (sale and redemption) within the period	(1.328.103)
-Amortisation of premium and discounts	(2.265)
-Provision for impairment	(2.079)
-Gains / (losses) from changes in fair value	(45.604)
Balance at 30.6.2005	4.445.934

Investment securities - held to maturity

30.6.2005
Balance at 1.1. 2005	—
-IAS 39 adjustments & reclassifications	41.734
-Disposals (sale and redemption) within the period	(4.796)
-Amortization of premiums and discounts	(114)
Balance at 30.6.2005	36.824

NOTE 26: Investment property

Cost	Land	Buildings	Total
At 1.1.2004	59.819	91.904	151.723
Exchange differences	(6)	(10)	(16)
Transfers	(178)	208	30
Additions	402	57	459
Disposals and write offs	(2.097)	(3.362)	(5.459)
At 30.6.2004	57.940	88.797	146.737
Accumulated depreciation & impairment
At 1.1.2004	—	(16.641)	(16.641)
Disposals and write offs	—	1.094	1.094
Depreciation charge for the period	—	(1.152)	(1.152)
At 30.6.2004	—	(16.699)	(16.699)
Net book amount at 30.6.2004	57.940	72.098	130.038

Cost	Land	Buildings	Total
At 1.7.2004	57.940	88.797	146.737
Exchange differences	(3)	(6)	(9)
Additions	190	21	211
Disposals and write offs	(1.755)	(1.214)	(2.969)
At 31.12.2004	56.372	87.598	143.970
Accumulated depreciation & impairment
At 1.7.2004	—	(16.699)	(16.699)
Exchange differences	—	—	—
Disposals and write offs	—	278	278
Depreciation charge for the period	—	(1.644)	(1.644)
At 31.12.2004	—	(18.065)	(18.065)
Net book amount at 31.12.2004	56.372	69.533	125.905

Cost	Land	Buildings	Total
At 1.1.2005	56.372	87.598	143.970
Exchange differences	122	137	259
Acquisition of subsidiary	3.409	1.605	5.014
Transfers	171	1.928	2.099
Additions	—	237	237
Disposals and write offs	(376)	(307)	(683)
At 30.6.2005	59.698	91.198	150.896
Accumulated depreciation & impairment
At 1.1.2005	—	(18.065)	(18.065)
Exchange differences	—	(7)	(7)
Acquisition of subsidiary	—	(1.599)	(1.599)
Transfers	—	(123)	(123)
Disposals and write offs	—	75	75
Depreciation charge for the period	—	(1.368)	(1.368)
At 30.6.2005	—	(21.087)	(21.087)
Net book amount at 30.6.2005	59.698	70.111	129.809

NOTE 27: Investments in associates

	1.1 - 30.6.2005	1.7- 31.12.2004	1.1- 30.6.2004

At January 1st:	218.759	206.197	199.786
Additions	256	849	661
Disposals/transfers	(1.919)	(2.783)	5.331
Share of results	11.434	19.650	5.504
Dividends	(4.957)	(5.154)	(5.085)
Balance at period end	223.573	218.759	206.197

List of associates

		% of participation		Total assets	Total liabilities	Profit / (Loss) after tax	Investment		Share of profits / (losses)
	Country	30.6.2005	31.12.2004	31.12.2004		30.6.2005	30.6.2005	31.12.2004	30.6.2005	31.12.2004
AGET Heracles Cement Co. S.A	Greece	26,00%	26,00%	918.216	260.958	18.900	171.552	170.701	4.914	25.734
Larco Metallurgical S.A	Greece	36,43%	36,43%	182.630	143.636	11.426	8.514	4.352	4.162	—
Siemens Industrial S.A	Greece	30,00%	30,00%	96.539	59.490	6.000	14.115	13.515	1.800	4.342
Phosphate Fertilizers Industry S.A	Greece	24,23%	24,23%	299.336	238.124	1.149	13.912	13.634	278	(4.745)
Pella S.A	Greece	20,89%	20,89%	4.665	3.802	809	—	178	169	(169)
Europa Insurance cCo. SA	Greece	22,87%	22,87%	15.038	8.505	555	1.935	1.935	127	(120)
Other associated companies	Greece						13.545	14.444	(16)	112
							223.573	218.759	11.434	25.154

NOTE 28: Goodwill & other intangible assets

	Goodwill	Software	Other	Total
Cost
At 1.1.2004	2.468	183.806	27.320	213.594
Effect of IAS 29	—	29	—	29
Acquisition of subsidiaries	864	20	—	884
Exchange differences	—	39	1.239	1.278
Transfers	—	1	(1)	—
Additions	—	5.410	1.691	7.101
Disposals	(219)	(457)	(3.459)	(4.135)
At 30.6.2004	3.113	188.848	26.790	218.751
Accumulated amortization and impairment
At 1.1.2004	—	(132.432)	(2.833)	(135.265)
Exchange differences	—	(7)	(318)	(325)
Transfers	—	—
Disposals	—	451	2.421	2.872
Amortization charge for the period	—	(13.910)	(1.871)	(15.781)
At 30.6.2004	—	(145.898)	(2.601)	(148.499)
Net book amount at 30.6.2004	3.113	42.950	24.189	70.252

	Goodwill	Software	Other	Total
Cost
At 1.7.2004	3.113	188.848	26.790	218.751
Acquisition of subsidiaries	12.483	—	—	12.483
Exchange differences	—	200	(2.667)	(2.467)
Transfers	—	154	(154)	—
Additions	959	11.172	1.455	13.586
Disposals	—	(213)	(3.441)	(3.654)
At 31.12.2004	16.555	200.161	21.983	238.699
Accumulated amortization and impairment
At 1.7.2004	—	(145.898)	(2.601)	(148.499)
Exchange differences	—	(107)	673	566
Transfers	—	(152)	152	—
Disposals	—	209	37	246
Amortization charge for the period	—	(14.444)	(2.893)	(17.337)
At 31.12.2004	—	(160.392)	(4.632)	(165.024)
Net book amount at 31.12.2004	16.555	39.769	17.351	73.675

	Goodwill	Software	Other	Total
Cost
At 1.1.2005	16.555	200.161	21.983	238.699
Acquisition of subsidiaries	1.071	—	—	1.071
Exchange differences	1	221	2.023	2.245
Transfers	—	(349)	349	—
Additions	—	5.025	1.618	6.643
Disposals	(124)	(2.166)	(4.284)	(6.574)
At 30.6.2005	17.503	202.892	21.689	242.084
Accumulated amortization and impairment
At 1.1.2005	—	(160.392)	(4.632)	(165.024)
Exchange differences	—	(134)	(469)	(603)
Transfers	—	10	(10)	—
Disposals	—	2.061	3.975	6.036
Amortization charge for the period	—	(11.649)	(1.725)	(13.374)
At 30.6.2005	—	(170.104)	(2.861)	(172.965)
Net book amount at 30.6.2005	17.503	32.788	18.828	69.119

NOTE 29: Property & equipment

	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
Cost
At 1.1.2004	1.030.384	860.009	519.086	58.051	57.566	2.525.096
Effect of IAS 29	—	295	130	—	5	430
Exchange differences	124	1.423	1.347	185	79	3.158
Acquisition of a subsidiary	—	—	60.373	—	—	60.373
Transfers	759	163	2.355	1.667	(2.538)	2.406
Additions	17	14.901	27.514	5.696	52.515	100.643
Disposals and write offs	(3.017)	(4.419)	(4.355)	(2.005)	(7.454)	(21.250)
At 30.6.2004	1.028.267	872.372	606.450	63.594	100.173	2.670.856

Accumulated amortisation and impairment
At 1.1.2004	—	(265.398)	(365.921)	(43.320)	—	(674.639)
Effect of IAS 29	—	(72)	(76)	—	—	(148)
Exchange differences	—	(407)	(988)	(178)	—	(1.573)
Transfers	—	(195)	(2.032)	197	—	(2.030)
Disposals and write offs	—	86	2.471	1.056	—	3.613
Depreciation charge for the period	—	(13.381)	(32.222)	(2.631)	—	(48.234)
At 30.6.2004	—	(279.367)	(398.768)	(44.876)	—	(723.011)

Net book amount at 30.6.2004	1.028.267	593.005	207.682	18.718	100.173	1.947.845

	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
Cost
At 1.7.2004	1.028.267	872.372	606.450	63.594	100.173	2.670.856
Exchange differences	(223)	(3.896)	(2.178)	(565)	(216)	(7.078)
Acquisition of a subsidiary	—	—	9.182	—	—	9.182
Transfers	996	48.594	7.394	(1.675)	(48.262)	7.047
Additions	—	4.371	28.306	3.033	20.003	55.713
Disposals and write offs	(726)	(3.623)	(9.742)	(408)	(4.754)	(19.253)
At 31.12.2004	1.028.314	917.818	639.412	63.979	66.944	2.716.467

Accumulated amortization and impairment
At 1.7.2004	—	(279.367)	(398.768)	(44.876)	—	(723.011)
Exchange differences	—	843	1.724	550	—	3.117
Transfers	—	425	(620)	(50)	—	(245)
Disposals and write offs	—	2.422	9.606	385	—	12.413
Depreciation charge for the period	—	(13.730)	(33.194)	(2.180)	—	(49.104)
Impairment charge	—	—	(2)	—	—	(2)
At 31.12.2004	—	(289.407)	(421.254)	(46.171)	—	(756.832)

Net book amount at 31.12.2004	1.028.314	628.411	218.158	17.808	66.944	1.959.636

	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
Cost
At 1.1.2005	1.028.314	917.818	639.412	63.979	66.944	2.716.467
Exchange differences	499	6.918	3.599	1.159	93	12.268
Acquisition of a subsidiary	—	—	43	—	—	43
Transfers	(775)	2.992	321	3.611	(6.359)	(210)
Additions	1.564	867	11.278	3.681	25.557	42.947
Disposals and write offs	(409)	(5.042)	(37.971)	(203)	(1.328)	(44.953)
At 30.6.2005	1.029.193	923.553	616.682	72.227	84.907	2.726.562

Accumulated amortization and impairment
At 1.1.2005	—	(289.407)	(421.254)	(46.171)	—	(756.832)
Exchange differences	—	(1.039)	(2.322)	(862)	—	(4.223)
Transfers	—	(778)	13	(1.394)	—	(2.159)
Disposals and write offs	—	1.673	3.466	199	—	5.338
Depreciation charge for the period	—	(13.448)	(30.033)	(2.795)	—	(46.276)
At 30.6.2005	—	(302.999)	(450.130)	(51.023)	—	(804.152)

Net book amount at 30.6.2005	1.029.193	620.554	166.552	21.204	84.907	1.922.410

NOTE 30: Deferred tax assets & liabilities

	30.6.2005	31.12.2004

Deferred tax assets:
Securities and derivatives	86.716	—
Tangible and intangible assets	26.316	26.255
Pension and other post retirement benefits	22.769	24.874
Insurance reserves	56.500	—
Other temporary differences	31.287	23.893
Deferred tax assets	223.588	75.022

	30.6.2005	31.12.2004
Deferred tax liabilities:
Securities and derivatives	44.258	252
Tangible and intangible assets	11.763	9.239
Other temporary differences	2.573	1.426
Deferred tax liabilities.	58.594	10.917

	From 1 January to
	30.6.2005	30.6.2004
Deferred tax charge in the income statement:
Securities and derivatives	13.164	—
Tangible and intangible assets	(3.559)	(4.028)
Pension and other post retirement benefits	(2.089)	(861)
Other temporary differences	(76)	5.971
Deferred tax charge in the income statement	7.440	1.082
Deferred tax through equity	93.450	(3.580)
Net deferred tax movement	100.890	(2.498)

		1.7.2004 to 31.12.2004
Deferred tax charge in the income statement:
Tangible and intangible assets		14.728
Pension and other post retirement benefits		(6.946)
Other temporary differences		(6.847)
Deferred tax charge in the income statement		935
Deferred tax through equity		(1.174)
Net deferred tax movement		(239)

NOTE 31: Insurance related assets & receivables

	30.6.2005	31.12.2004

Investments on behalf of policyholders who bear the investment risk (Unit linked)	278.024	251.506
Insurance business receivables	195.157	172.446
Amounts receivable from reinsurers	119.946	13.944
Reinsurance business receivables	949	1.318
Deferred acquisition costs (DAC)	55.113	53.690
Total	649.189	492.904

NOTE 32: Other assets

		30.6.2005	31.12.2004

Accrued interest and commissions		477.154	577.867
Tax prepayments and other recoverable taxes		129.340	200.215
Private equity: investees assets		92.039	98.099
Trade receivables		64.005	38.523
Assets acquired through foreclosure proceedings		89.989	89.921
Prepaid expenses		22.879	13.881
Other		801.854	588.915
Total other assets		1.677.260	1.607.421

NOTE 33: Due to banks

		30.6.2005	31.12.2004

Demand deposits due to credit institutions		351.335	161.104
Time deposits due to credit institutions		440.489	807.569
Interbank deposits		2.949.147	726.733
Amounts due to Central Bank		6.025	6.204
Securities sold under agreement to repurchase		5.509.378	4.520.195
Other		174.166	191.936
Total due to banks		9.430.540	6.413.741

NOTE 34: Due to customers

		30.6.2005	31.12.2004
Deposits:
Individuals		34.288.687	32.649.188
Corporates		4.881.459	3.895.902
Government and agencies		2.354.424	1.901.095
Total deposits		41.524.570	38.446.185
Securities sold to customers under agreement to repurchase		929.393	2.161.675
Other due to customers		558.896	257.316
Amounts due to customers		43.012.859	40.865.176

NOTE 35: Debt securities in issue

	% Interest rate	30.6.2005	31.12.2004

Mortgage bonds	7%	20.451	20.451
Bonds Issue	8%	—	5.940
Other		19.471	37.057
Total		39.922	63.448

NOTE 36: Other borrowed funds

	30.6.2005	31.12.2004
Floating rate notes	972.867	748.642

In June 2002, NBG Finance plc, a wholly owned subsidiary of the Bank, issued € 750 million subordinated floating rate notes guaranteed fully by the Bank due in June 2012. The notes are redeemable at the option of the Bank in or after June 2007. The notes carry interest at EURIBOR (2,175% at December 31, 2004) plus 80 bps to June 2007 and EURIBOR plus 210 bps thereafter, which is paid quarterly. The subordinated loan is carried at amortized cost. The commissions and other costs related to the issuance of those notes are amortized as interest expense on a constant yield basis over the period from the placement to the first redemption option.

In June 2005, NBG Finance plc, a wholly owned subsidiary of the Bank, issued JPY 30 billion callable subordinated fixed rate notes guaranteed on a subordinated basis by the Bank due in June 2035 under the €1 billion Global Medium Term Note Programme. The new deal was launched on June 24, 2005 with settlement on June 28, 2005. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry fixed rate interest of 2,755% which is payable semi-annually in arrears. The subordinated loan is carried at amortized cost. The commissions and other costs related to the issuance of those notes are amortized as interest expense on constant yield basis over the period from the placement to the first redemption option.

NOTE 37: Insurance related reserves & liabilities

	30.6.2005	31.12.2004

Insurance reserves
Life
Mathematical reserve	675.844	639.041
Outstanding claims reserve	31.725	29.694
Other	6.962	7.562
Property and Casualty
Unearned premia reserve	146.156	122.049
Outstanding claims reserve	357.821	236.887
Other	514	435

Insurance provisions for policies where the holders bear the investment risk (Unit linked)	278.024	251.507
Total Insurance reserves	1.497.046	1.287.175

Other Insurance liabilities
Liabilities relating to deposit administration funds (DAF)	136.205	—
Amounts payable to brokers, agents and sales partners	30.610	28.552
Amounts payable to reinsurers	45.179	10.703
Liabilities arising from reinsurance operations	877	267
Total insurance related reserves & liabilities	1.709.917	1.326.697

Liabilities relating to deposit administration funds (DAF) of €146,9 million as at 31.12.2004 are included in the Mathematical reserve.

As at 1 January 2005 the Group performed a Liability Adequacy Test to assess the adequacy of its insurance liabilities in accordance with IFRS 4 “Insurance Contracts”. Additional liabilities of €173 million for life business and €53 million for property and casualty business increased the carrying amounts of insurance reserves and were charged-off to equity.  The after tax effect on Group retained earnings was €169,5 million.

The assumptions used and projection methods followed for the LAT are set out below:

Life business: Life business was disaggregated into three main groups: traditional policies (whole life, endowment, pure endowment, term, with profit individual pension plans), unit-linked policies and hospitalization riders. Lapses of 2% were assumed for hospitalization riders with unlimited cover and 5% for all traditional and unit-linked base policies and other hospitalization riders. Future premiums were assumed to inflate at future Greek national medical inflation, which was estimated at 4,5% per annum. Underlying claims inflation was also set at 4,5% per annum. Expense inflation was assumed at 3% per annum.

Property and Casualty business: As regards the motor branch, cumulative gross paid claim amount, settled claim amount and incurred claim amount developments and claim number developments were projected using historic development patterns for the 1993 to 2004 reporting years inclusive. Average claim development ratios were determined in most cases from the historic data for the last three years. An appropriate tail factor was added where applicable to allow for development after this period. The development ratios were adjusted in a small number of cases to remove the effect of claim developments, which appeared to be of an exceptional nature. The claim number projections were combined with average settlements to provide an estimate based on the number and expected average cost of claims. Projections were also undertaken of the reinsurance recoveries. The projections for other branches were based over the development patterns experienced during over the last five years for each reporting year. An allowance of 3% was made for claims handling expenses and the discount factor was set at 2.5%.

NOTE 38: Other liabilities

	30.6.2005	31.12.2004

Accrued interest and commissions	235.187	196.681
Creditors and suppliers	231.047	277.057
Amounts due to government agencies	231.623	240.268
Private equity: liabilities of investee entities	136.273	157.895
Other provisions	49.338	61.707
Taxes payable - other than income taxes	47.060	53.858
Accrued expenses and deferred income	48.683	52.961
Payroll related accruals	25.612	46.008
Dividends payable	30.349	13.503
Other	186.976	88.787
Other liabilities	1.222.148	1.188.725

Current tax liabilities	84.306	150.328
Total	1.306.454	1.339.053

NOTE 39: Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these maters is not expected to have a material adverse effect on the consolidated financial condition of the Group.

b. Pending Tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined at present, it is not expected to be material. The Bank has been audited by the tax authorities up to 2004 inclusive. The audit for the 2004 financial year concluded in September 2005 for which the additional tax has already been provided for.

c. Capital Commitments

	30.6.2005	31.12.2004
Commitments to extend credits	9.907.049	9.309.410
Commercial letters of credit	193.288	336.032
Standby letters of credit and financial guarantees written	2.911.903	1.944.340
Total	13.012.240	11.589.782

d. Assets pledged

	30.6.2005	31.12.2004

Bonds	2.636.565	709.109

e. Operating lease commitments

	30.6.2005	31.12.2004

No later than 1 year	20.784	23.639
Later than 1 year and no later than 5 years	66.666	69.136
Later than 5 years	75.492	60.316
	162.942	153.091

NOTE 40: Share capital, share premium and treasury shares

The total number of authorised, issued and fully paid ordinary shares as at 30 June 2005 was 331.575.511 (31.12.2004: 331.575.511) with a nominal value of €4,50 per share.

The Bank has in place a programme to purchase up to 5.000.000 own shares, at a price of no less than €4,50 and no more than €37,00 per share between 6 September and 31 December 2005. This purchase will be carried out by virtue of BoD resolution of 1 September 2005, in implementation of the resolution of the Annual General Meeting of Shareholders of 17 May 2005 regarding the purchase, by 31 May 2006, of own shares up to an amount equal to 5% of total stock, including stock owned by the Bank from time to time, in accordance with article 16, par. 5 of Companies’ Act 2190/1920. At 30.6.2005 the Bank held 1.679.250 shares with a total cost of €35,2 million. In addition certain subsidiaries hold 7.830.618 NBG shares as part of their investment activity. Therefore the total number of treasury shares at 30 June 2005 was 9.509.868 representing 2,87% of the issued share capital (31.12.2004: 9.401.899, representing 2,84% of the issued share capital).

Stock Option Program: On June 22, 2005 at a General Meeting of Shareholders a stock options program (the Program) was approved for the executive members of the Board of Directors (BoD), management and staff of the Group. The Program shall last for five years and expire in 2010. The Bank’s BoD may decide to grant the options one-off or in parts at any time at its discretion. The maximum number of shares to issue under the Program shall be 2,5 million. The strike price shall be within the range of € 4,50 to 70% of the average price thereof within the time period from 1 January of the year the options are granted until the date they are first exercised. All other details of the Program shall be decided by the BoD at a later date.

NOTE 41: Reserves & Retained Earnings

	30.6.2005	31.12.2004

Statutory reserve	220.757	207.770
Revaluation reserve- available for sale securities	89.625	—
- fixed assets	32.696	33.037
Non-taxable reserves	828.608	829.080
General banking reserve	5.765	5.761
Other reserve	88.186	89.248
Total reserves	1.265.638	1.164.896
Retained earnings	(239.907)	(119.349)
Total reserves and retained earnings	1.025.731	1.045.547

Before paying dividends, the Bank, in accordance with its Articles of Association and Greek corporate law (codified law 2190/20) must allocate between 5% & 20% of its net profits to the statutory reserve until this reserve equals at least one-half of the Bank’s share capital.

Non-taxable reserves represent profits made on the sale of shares, property, bonds and other similar assets as well as income taxed at privileged rates such as interest earned on treasury bills and bonds, which are not distributed. These reserves are fully taxed upon distribution.

NOTE 42: Minority Interest

	30.6.2005	31.12.2004

Balance at 1 January	302.321	342.579
IAS 39 adjustments	(31.739)
Balance at 1 January as restated	270.582	342.579
New acquisitions	14.271	7.138
Share of net profit of subsidiaries	17.147	7.047
Dividends of prior year	(11.091)	(10.173)
Other	(4.424)	(7.438)
Balance at period end (30.6.2005 and 30.6.2004 respectively)	286.485	339.153

Balance at 1.7.2004	339.153
New acquisitions	(34.077)
Share of net profit of subsidiaries	5.724
Other	(8.479)
Balance at 31.12.2004	302.321

NOTE 43: Undated Tier I perpetual securities

	30.6.2005	31.12.2004
Innovative preferred securities	350.000	350.000
Non-innovative preferred securities	728.858	482.149
Undated Tier I perpetual securities	1.078.858	832.149

Innovative preferred securities:

In July 2003, NBG Funding Ltd, a wholly owned subsidiary of the Bank, issued € 350 million Series A Floating Rate Non – Cumulative Non Voting Preferred Securities guaranteed irrevocably and unconditionally by the Bank. They are perpetual and may be redeemed after July 2013 by NBG Funding on any dividend date subject to the consent of the Bank. The notes carry interest at the 3-month EURIBOR plus 175 bps up until July 11, 2013 and EURIBOR plus 275 bps thereafter, which is paid quarterly.

Non- innovative preferred securities:

In November 2004, NBG Funding Ltd, a wholly owned subsidiary of the Bank, issued € 350 million Series B and USD 180 million Series C Constant Maturity Swap (“CMS”) Linked Non-Cumulative non-voting preferred securities guaranteed on a subordinate basis by the Bank. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series B is 6,25% the first year and then is determined as the 10 year CMS mid swap rate plus 12.5bps reset every six months and capped at 8% and for series C is 6,75% the first year and then is determined as the 10 year USD CMS mid swap rate plus12,5bps reset every six months and capped at 8%.

In February 2005, NBG Funding Ltd issued € 230 million Series D Constant Maturity Swap (“CMS”) Linked Non-Cumulative non-voting preferred securities guaranteed on a subordinate basis by the Bank. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part in February 2015 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series D is 6,00% for the first five years and then is determined as the difference of 10-year CMS mid swap rate minus 2-year mid swap rate multiplied by four on annual basis capped at 10% and floored at 3,25%.

NOTE 44: Dividend per share

On May 17, 2005 at the Annual General Meeting of the Shareholders of the Bank, the shareholders approved the distribution of a cash dividend in the amount of €0,60 per share (2004: €0,65).

NOTE 45: Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalent consist of the following balances with less than three months maturity from the acquisition date.

	30.6.2005	31.12.2004	30.6.2004
Cash and balances with central banks	1.819.236	714.260	666.799
Treasury bills	33.348	—	2.469
Due from banks	4.728.004	4.215.173	8.204.536
Trading securities	2.306	—	—
Investment securities	—	741	1.063
Total cash and cash equivalents	6.582.894	4.930.174	8.874.867

NOTE 46: Related –party transactions

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding at 30 June 2005 and 31 December 2004 are presented below. Transactions were entered into with related parties during the course of business at market rates.

a. Transactions with management

The Group entered into a number of banking transactions with members of the Board of Directors (“BoD”) and General Managers of the Bank in the normal course of business. The outstanding balance of their loans at 30 June 2005 amounted to €495. During the first semester of year 2005, the total remuneration of BoD members for their participation in the meetings of the Board and other Committees amounted to €140. The total salaries of BoD members and General Managers for the first semester of 2005 amounted to €1.229.

The list of the members of the Board of Directors is shown under Note 1 General Information

b. Other related party transactions

Transactions between the Bank and its subsidiaries, which are related parties of the Bank have been eliminated on consolidation and are not disclosed in this note. Details of transaction between the Group and associated companies are disclosed below.

Transactions with associated companies	30.6.2005	31.12.2004
Assets.
Loans and advances to customers	42.979	36.939

Liabilities
Due to customers	41.848	160.625

Letters of guarantee	48.829	29.328

Income Statement
Interest and commission income	2.009	2.669
Interest and commission expense	2.220	3.497

NOTE 47: Acquisitions and Disposals

1.               National Investment Company, a 47,25% subsidiary of the Bank, increased its share capital on April 25 2005 by issuing 39.614.400 new shares. The Bank participated in the share capital increase of National Investment Company and as a result increased its participation interest in the company by 9,27%.  The Bank also acquired 0,83% of the shares of National Investment Company during the six-month period ended June, 30.2005, thus increasing in total its participation interest to 56,52%.

2.               During the six-month period ended June 30, 2005, the Bank increased its participation interest in the share capital of a) Banca Romaneasca S.A , b) Ethniki Hellenic General Insurance, c) Astir Palace Vouliagmenis S.A and d) Ethnoplan S.A, by acquiring an additional 6,28%, 0,22%, 0,39% and 3,00% respectively of the share capital of the aforementioned companies. The total participation interest of the Group in these companies is disclosed in note 48.

3.               Ethniki Ktimatikis Ekmetalefsis A.E, a 100% owned subsidiary of the Bank, was included for the first time in the consolidated financial statements of the Group as at 31 March 2005.  Prior that date, the company was under liquidation and its name was Elliniki Viomichania Metallikon Epiplon EVME.

NOTE 48: Group consolidated companies

	Country of	% Participation
Name	incorporation	30.6.2005	31.12.2004
National Investment Company	Greece	56,52%	46,42%
National Securities S.A	Greece	100,00%	100,00%
Ethniki Kefalaiou S.A	Greece	100,00%	100,00%
Diethniki Mutual Fund Management	Greece	100,00%	100,00%
National Management & Organization Co	Greece	100,00%	100,00%
Ethniki Leasing S.A	Greece	100,00%	100,00%
National Mutual Fund Management	Greece	100,00%	100,00%
NBG Venture Capital S.A	Greece	100,00%	100,00%
National Development of Northern Greece S.A (under liquidation)	Greece	65,00%	65,00%
NBG Balkan Fund Ltd.	Cyprus	100,00%	100,00%
NBG Greek Fund Ltd.	Cyprus	100,00%	100,00%
ETEBA Emerging Markets Fund Ltd.	Cyprus	100,00%	100,00%
ETEBA Estate Fund Ltd	Cyprus	100,00%	100,00%
ETEBA Venture Capital Management Ltd	Cyprus	100,00%	100,00%
NBG Bancassurance S.A.	Greece	100,00%	100,00%
Atlantic Bank of N.Y.	U.S.A.	100,00%	100,00%
NBG Canada	Canada	100,00%	100,00%
S.A.B.A.	S. Africa	99,47%	99,47%
NBG Cyprus Ltd	Cyprus	100,00%	100,00%
National Securities Co (Cyprus Ltd)	Cyprus	100,00%	100,00%
NBG Management Services Ltd.	Cyprus	100,00%	100,00%
Stopanska Banka A.D.	FYROM	71,20%	71,20%
United Bulgarian Bank (UBB)	Bulgaria	99,91%	99,91%
NBG International Ltd	United Kingdom	100,00%	100,00%
NBGI Inc. (NY)	U.S.A.	100,00%	100,00%
NBG Private Equity Ltd.	United Kingdom	100,00%	100,00%
NBG Finance plc	United Kingdom	100,00%	100,00%
Interlease A.D. (Sofia)	Bulgaria	87,50%	87,50%
ETEBA Bulgaria A.D.	Bulgaria	100,00%	100,00%
ETEBA Romania S.A	Romania	100,00%	100,00%
ETEBA Advisory SRL	Romania	100,00%	100,00%
NBGI Jersey Limited	United Kingdom	100,00%	100,00%
NBG Luxembourg Holding S.A.	Luxembourg	100,00%	100,00%
NBG Lux Finance Holding S.A.	Luxembourg	100,00%	100,00%
National Real Estate	Greece	79,60%	79,60%
Innovative Ventures S.A (I-Ven)	Greece	100,00%	100,00%
NBG Funding Ltd	United Kingdom	100,00%	100,00%
Banca Romaneasca S.A	Romania	97,14%	90,87%
Ethniki Hellenic General Insurance	Greece	76,24%	76,00%
ASTIR Palace Vouliagmenis S.A	Greece	77,14%	76,75%
ASTIR Alexandroupolis S.A	Greece	100,00%	100,00%
Grand Hotel Summer Palace S.A	Greece	100,00%	100,00%
NBG Training Center S.A	Greece	100,00%	100,00%
Ethnodata S.A.	Greece	100,00%	100,00%
KADMOS S.A.	Greece	100,00%	100,00%
DIONYSOS S.A	Greece	79,52%	79,52%

	Country of	% Participation
Name	incorporation	30.6.2005	31.12.2004
EKTENEPOL Construction Company	Greece	79,60%	79,60%
Mortgage, Touristic PROTYPOS S.A	Greece	79,60%	79,60%
Hellenic Touristic Constructions	Greece	61,90%	61,90%
Ethnoplan S.A	Greece	100,00%	97,00%
Ethniki Ktimatikis Ekmetalefsis A.E	Greece	100,00%	—
NBG I Private Equity Funds	United Kingdom	100,00%	100,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	78,83%	78,64%
Ethniki General Insurance (Cyprus) Ltd	Cyprus	78,84%	78,64%
Insurnace-Reinsurance Hellenic- Romanian Company Garanta SA	Romania	71,11%	63,48%
Audatex Hellas SA	Greece	53,37%	53,21%

NOTE 49: Post balance sheet events

1.  Mergers

a. National Bank of Greece and National Investment Company

The Boards of Directors of the Bank and National Investment Company announced at 26/5/2005 the terms of the merger through absorption of the latter by the former. The Transformation Balance Sheets date has been designated as 31 May 2005. The merger will take place subject to passing of all necessary corporate resolutions (such as a Draft Merger Agreement, Shareholders’ General Meetings resolutions on a qualified majority and quorum basis, and bondholders’ approvals), due observance of legal procedures and approvals by regulatory authorities.

b. National Bank of Greece and National Real Estate

On 29 July 2005 the Boards of Directors of National Bank of Greece (the “Bank”) and National Real Estate, decided the merger of the two companies through absorption of the latter by the Bank. The Transformation Balance Sheets date has been designated as 31 July 2005. Two independent auditors were appointed, pursuant to the law, and determined the book value of the two companies’ net assets, reviewed the draft merger agreement and rendered an opinion as to the fairness and reasonableness of the share exchange ratio. The merger will take place subject to passing of all necessary corporate resolutions (such as a Draft Merger Agreement, Shareholders’ General Meetings resolutions on a qualified majority and quorum basis, and bondholders’ approvals), due observance of legal procedures and approvals by regulatory authorities.

2. Share Buy Back

The Bank has obtained all the necessary approvals for the purchase of up to 5.000.000 own shares, at a price of no less than €4,50 and no more than €37 per share between 6 September and 31 December 2005. This purchase will be carried out by virtue of BoD resolution of 1 September 2005, in implementation of the resolution of the Annual General Meeting of Shareholders of 17 May 2005 regarding the purchase, by 31 May 2006, of own shares up to an amount equal to 5% of total stock, including stock owned by the Bank from time to time, in accordance with article 16, par. 5 of Companies’ Act 2190/1920.

3. Sale of shares in associated companies

On 28 July 2005 the Bank sold all of its holding in LYKOS PAPERLESS SOLUTIONS SA for the amount of €982 thousand. The gain on sale amounted to €77 thousand.

Also, on 24 August 2005 the Bank sold 271.123 shares of EVIOP TEMPO SA for the amount of €854 thousand. Following the disposal the Bank’s shareholding decreased from 28,28% to 21,21%.  The gain on sale amounted to €41 thousand.

4. Participation in share capital increase

On 3 August 2005, the Bank covered in full the share capital increase of its subsidiary ASTIR Alexandroupolis S.A for the amount of €1.038 thousand maintaining its 100% stake. Total consideration was satisfied by cash.

5. Pension liabilities

In July 2005, Law 3371 (Greek Government Gazette issue 178) was passed by the Greek parliament, of which the provisions of articles 57-69 address post-retirement benefit issues for Bank employees in Greece. In accordance with the provisions of Law 3371/2005, those insured under the National Bank of Greece Auxiliary Pension plan may decide to dissolve the plan and to subordinate it under the Consolidated Employee Auxiliary Pension Plan (“ETEAM”). Currently it is not possible to define the consequences for the Bank, if any, in the event that those insured by the Bank’s Auxiliary pension plan decide its dissolution and its subordination to ETEAM.

NOTE 50: Effects from transition to IFRS

Reconciliation of Equity: Greek GAAP to IFRS

€ 000’s		31.12.2004	31.12.2003

Total shareholders’ equity, as previously reported under Greek GAAP		2.522.088	2.431.217
Transition adjustments due to adoption of IFRS:
Defined benefit plans: recognition of unfunded deficits	I	(180.810)	(163.843)
Loans fees deferral (effective interest rate)	II	(39.413)	(23.748)
Re-measurement of fixed assets and intangibles	III	(29.885)	(3.089)
Securities revaluation	XIII	(31.160)	(83.234)
Recognition of tax related provisions	XII	(15.832)	(32.056)
Leasing - Government grants: re-measurement of B/S item	VI	(9.363)	(9.564)
Recognition of impairment losses on loans and advances	VII	(13.094)	(7.155)
Profit distribution recognised on cash basis	IX	219.240	198.784
Other		23.942	7.862
Total adjustments		(76.375)	(116.043)
Equity attributable to NBG shareholders		2.445.713	2.315.174
Recognition of minority interest on subsidiaries not consolidated under Greek GAAP	XI	216.510	182.791
Hybrid securities	VIII	832.149	350.000
Total shareholders’ equity, per IFRS		3.494.372	2.847.965

Consolidated Balance Sheet as at 1.1.2005 (Adoption of IAS 32, 39 & IFRS 4)

€ 000’s		31.12.2004	IAS 32, 39, IFRS 4 Adjustments/ Reclassifications	1.1.2005
ASSETS
Cash and balances with Banks & Due from banks		9.732.420	—	9.732.420
Investments	XIII	14.148.877	349.208	14.498.085
Loans & advances to customers		26.052.758	(32.688)	26.020.070
Fixed assets		2.159.216	—	2.159.216
Derivative financial instruments	XIII	—	191.378	191.378
Other assets	XIV	2.394.106	233.737	2.627.843
Total assets		54.487.377	741.635	55.229.012

LIABILITIES
Due to banks		6.413.741	—	6.413.741
Derivative financial instruments	XIII	—	287.402	287.402
Due to customers		40.865.176	—	40.865.176
Taxes	V, XIV	161.244	72.286	233.530
Retirement benefit obligations		225.331	—	225.331
Insurance	XIV	1.326.697	226.000	1.552.697
Other liabilities	XIV	2.000.816	298.447	2.299.263
Total liabilities		50.993.005	884.135	51.877.140

SHAREHOLDERS’ EQUITY
Share capital & share premium		1.524.483	—	1.524.483
Treasury shares		(210.128)	—	(210.128)
AFS reserve	XIII	124.692	124.692	124.692
Other reserves & retained earnings	XIII,XIV	1.045.547	(235.453)	810.094
Equity attributable to NBG shareholders		2.359.902	(110.761)	2.249.141

Minority Interest & Undated Tier I securities	XIII, XIV	1.134.470	(31.739)	1.102.731
Total shareholders’ equity		3.494.372	(142.500)	3.351.872
Total equity and liabilities		54.487.377	741.635	55.229.012

Consolidated Income Statement under Greek GAAP and IFRS for the period ended 30.6.2004

€ 000’s		IFRS	GrGAAP	Variation

Interest and similar income		1.082.242	1.262.813	(180.571)
Interest expense and similar charges		(385.884)	(579.278)	193.394
Net Interest income	II, VIII	696.358	683.535	12.823

Fee and commission income		208.056	229.571	(21.515)
Fee and commission expense		(13.997)	(36.919)	22.922
Net Fee and commission income	II	194.059	192.652	1.407

Earned premia net of reinsurance		280.762	—	280.762
Net claims incurred		(234.818)	—	(234.818)
Net premia from insurance contracts	XI	45.944	—	45.944

Dividend income	XI	8.770	9.652	(882)
Net trading income	IV, XI	59.723	66.408	(6.685)
Net result from investment securities		(712)	—	(712)
Other operating income	XI	72.522	46.902	25.620
Total operating income		1.076.664	999.149	77.515

Personnel expenses	I	(427.603)	(379.378)	(48.225)
General & Administrative expenses	XI	(170.370)	(147.378)	(22.992)
Depreciation and amortization charges	III, X	(65.166)	(63.620)	(1.546)
Other operating expenses	III	(22.911)	(12.055)	(10.856)
Total operating expenses		(686.050)	(602.431)	(83.619)

Impairment losses on loans and advances	VI, VII	(86.907)	(88.645)	1.738
Share of profit of associates		5.504	13.724	(8.220)
Profit before tax		309.211	321.797	(12.586)

Tax expense	V	(98.742)	(90.935)	(7.807)
Net Profit		210.469	230.862	(20.393)

Net Profit attributable to:
Minority interests	XI	7.047	9.042	(1.995)
NBG ordinary shareholders		203.422	221.820	(18.398)

Reconciliation of consolidated income statement under Greek GAAP and IFRS for the period ended 30.6.2004

€ 000’s		30.6.2004

Net profit reported under Greek GAAP		230.862
Adjustments due to adoption of IFRS:
Defined benefit plans: recognition of unfunded deficits	I	(4.605)
Loans fees deferral (effective interest rate)	II	(6.232)
Re-measurement/ de-recognition of intangibles	III	(312)
Re-measurement of tangible assets	III	7.427
Gains on disposal of treasury shares	XIII	(22.100)
Recognition of tax related provisions and deferred taxes	XII	(3.883)
Effect from consolidation on new entities under IFRS	XI	6.452
Recognition of dividends on Tier I perpetual securities directly in equity	XIII	6.773
Revaluation of investments in associates	XIII	(4.932)
Other		1.019
Total adjustments		(20.393)
Net profit reported under IFRS		210.469

Consolidated Balance Sheet under Greek GAAP and IFRS as at 30.6.2004

€ 000’s		IFRS	GrGAAP	Variation
ASSETS
Cash and balances with central banks		1.415.411	1.382.800	32.611
Treasury bills and other eligible bills		112.739	110.300	2.439
Due from banks (net)		12.013.018	12.004.405	8.613
Trading portfolio assets		15.286.855	17.567.070	(2.280.215)
Loans and advances to customers (net)	VII	24.067.316	24.346.328	(279.012)
Investment securities - available for sale		2.592.428	—	2.592.428
Investment property	X	130.038	—	130.038
Investments in associates	XI	206.197	951.987	(745.790)
Goodwill & other intangible assets	III, XI	70.252	102.577	(32.325)
Property & equipment	III, XI	1.947.845	1.182.513	765.332
Deferred tax assets	XII	93.878	—	93.878
Insurance related assets and receivables	XI	586.369	—	586.369
Other assets	XI	1.547.302	761.746	785.556
Total assets		60.069.648	58.409.726	1.659.922

LIABILITIES
Due to banks		11.799.464	11.807.189	(7.725)
Due to customers		41.505.879	41.547.568	(41.689)
Debt securities in issue		46.413	35.071	11.342
Other borrowed funds	VIII	748.369	1.100.000	(351.631)
Insurance related reserves and liabilities	XI	1.304.997	—	1.304.997
Current tax liabilities	V	99.194	—	99.194
Deferred tax liabilities	XII	29.535	—	29.535
Retirement benefit obligations	I	216.463	—	216.463
Other liabilities		1.394.709	1.213.364	181.345
Total liabilities		57.145.023	55.703.192	1.441.831

SHAREHOLDERS’ EQUITY
Share capital		1.492.090	1.492.090	—
Share premium account		32.393	32.393	—
Less: treasury shares	IV	(284.362)	(178.436)	(105.926)
Reserves and retained earnings	VI,IX	995.351	1.222.854	(227.503)
Equity attributable to NBG shareholders		2.235.472	2.568.901	(333.429)

Minority Interest	XI	339.153	137.633	201.520
Innovative undated Tier I	VIII	350.000	—	350.000
Total shareholders’ equity		2.924.625	2.706.534	218.091

Total equity and liabilities		60.069.648	58.409.726	1.659.922

Consolidated Income Statement under Greek GAAP and IFRS for the year ended 31.12.2004

€ 000’s		IFRS	GrGAAP	Variation

Interest and similar income		2.222.769	2.627.797	(405.028)
Interest expense and similar charges		(797.476)	(1.209.034)	411.558
Net Interest income	II,VIII	1.425.293	1.418.763	6.530

Fee and commission income		431.693	474.745	(43.052)
Fee and commission expense		(27.003)	(76.931)	49.928
Net Fee and commission income	II	404.690	397.814	6.876

Earned premia net of reinsurance		560.939	—	560.939
Net claims incurred		(471.847)	—	(471.847)
Net premia from insurance contracts	XI	89.092	—	89.092

Dividend income	XI	18.381	17.036	1.345
Net trading income	IV,XI	108.785	120.642	(11.857)
Net result from investment securities		1.087	—	1.087
Other operating income	XI	146.543	88.775	57.768
Total operating income		2.193.871	2.043.030	150.841

Personnel expenses	I	(1.021.499)	(866.294)	(155.205)
General & Administrative expenses	XI	(347.798)	(298.018)	(49.780)
Depreciation and amortization charges	III,X	(133.252)	(128.667)	(4.585)
Other operating expenses	III	(63.159)	(27.401)	(35.758)
Total operating expenses		(1.565.708)	(1.320.380)	(245.328)

Impairment losses on loans and advances	VI, VII	(172.450)	(177.869)	5.419
Share of profit of associates		25.154	32.197	(7.043)
Profit before tax		480.867	576.978	(96.111)

Tax expense	V	(184.319)	(167.779)	(16.540)
Net Profit		296.548	409.199	(112.651)

Net Profit attributable to:
Minority interests	XI	12.771	22.832	(10.061)
NBG ordinary shareholders		283.777	386.367	(102.590)

Consolidated Balance Sheet under Greek GAAP and IFRS as at 31.12.2004

€ 000’s		IFRS	GrGAAP	Variation
ASSETS
Cash and balances with central banks		1.145.042	1.123.434	21.608
Treasury bills and other eligible bills		150.400	150.415	(15)
Due from banks (net)		8.587.378	8.797.016	(209.638)
Trading portfolio assets		11.615.536	13.307.228	(1.691.692)
Loans and advances to customers (net)	VII	26.052.758	26.312.445	(259.687)
Investment securities - available for sale		2.382.941	—	2.382.941
Investment property	X	125.905	—	125.905
Investments in associates	XI	218.759	945.322	(726.563)
Goodwill & other intangible assets	III, XI	73.675	113.837	(40.162)
Property & equipment	III, XI	1.959.636	1.165.060	794.576
Deferred tax assets	XII	75.022	—	75.022
Insurance related assets and receivables	XI	492.904	—	492.904
Other assets	XI	1.607.421	962.437	644.984
Total assets		54.487.377	52.877.194	1.610.183

LIABILITIES
Due to banks		6.413.741	6.415.083	(1.342)
Due to customers		40.865.176	40.808.585	56.591
Debt securities in issue		63.448	55.493	7.955
Other borrowed funds	VIII	748.642	1.582.149	(833.507)
Insurance related reserves and liabilities	XI	1.326.697	—	1.326.697
Current tax liabilities	V	150.328	—	150.328
Deferred tax liabilities	XII	10.917	—	10.917
Retirement benefit obligations	I	225.331	—	225.331
Other liabilities		1.188.725	1.493.796	(305.071)
Total liabilities		50.993.005	50.355.106	637.899

SHAREHOLDERS’ EQUITY
Share capital		1.492.090	1.492.090	—
Share premium account		32.393	32.393	—
Less: treasury shares	IV	(210.128)	(205.482)	(4.646)
Reserves and retained earnings	VI, IX	1.045.547	1.078.818	(33.271)
Equity attributable to NBG shareholders		2.359.902	2.397.819	(37.917)

Minority Interest	XI	302.321	124.269	178.052
Undated Tier I perpetual securities	VIII	832.149	—	832.149
Total shareholders’ equity		3.494.372	2.522.088	972.284

Total equity and liabilities		54.487.377	52.877.194	1.610.183

I.                                         Defined benefits plans (IAS 19)

All unfunded liabilities arising from defined benefit pension plans were recognised as a liability. Under previous GAAP provisions were based on labour law for staff retirement only.

II.                                     Loan related fees and costs (IAS 18 & IAS 39)

All interest, interest-related fees and costs recognised at a constant rate to the expected maturity date. Under previous GAAP all fees were accounted for as commission income when incurred.

III.                                 Tangible and intangible assets (IAS 16, IAS 38 & IFRS 1)

For tangible and intangible assets, the Group applies the historic cost method of accounting. Under previous GAAP, following Greek tax rules, property was revalued every 4 years based on indexed amounts. Such revaluation, for Greek GAAP purposes, took place on 31.12.2004.

Property and equipment are depreciated on straight-line basis over their estimated useful lives. Under previous GAAP, depreciation was based on tax rates, which in general did not reflect the useful lives of tangible assets.

Intangible assets are recognised only when it is probable that future economic benefits will flow to the Group. Under previous GAAP various costs and expenses were capitalised.

IV.                                Treasury shares  (IAS 39)

Own stock held by the group companies, which were not consolidated under previous GAAP (see below for consolidation scope extension), is now classified as treasury shares and carried at cost.

V.                                    Tax provisions (IAS 37)

Tax provisions were raised for tax open years where the outflow was probable and an estimate could be made. Under previous GAAP no such provisions were raised for these outflows.

VI.                                Leasing and government grants (IAS 17 & IAS 20)

When assets are leased under a finance lease, the present value of the minimum lease payments is recognized as a receivable. Under previous GAAP all leases were recorded as operating leases.  Government grants are presented as deferred income, which is recognised over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. They are not credited directly to shareholders equity. Under previous GAAP government grants were capitalised and shown as reserves.

VII.                            Loans and receivables impairment (IAS 36)

Sundry receivables with indications of impairment were written off.

VIII.                        Hybrid securities (IAS 32)

The innovative undated Tier I securities issued by a wholly owned subsidiary of the Bank, are perpetual and may be redeemed after July 2013 on any dividend date subject to the consent of the Bank. These securities were classified as minority interest within equity. Under previous GAAP these securities were classified as financial liabilities.

Non-innovative undated Tier I perpetual securities issued by wholly owned subsidiary guaranteed on a subordinate basis by the Bank. The notes are perpetual and may be redeemed, in whole but not in part in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. These securities were classified as minority interest within equity. Under previous GAAP these securities were classified as financial liabilities.

IX.                                Dividends (IAS 10)

Dividends are accounted for when declared. Under previous GAAP dividends were accounted for when proposed.

X.                                    Investment property (IAS 40)

Investment property owned by the Group (or held through a leasing agreement, either finance or operating) is accounted for at cost and it is depreciated on straight-line basis over its estimated useful life. Under previous GAAP, property that was held for investment purposes, was presented under own-used fixed assets.

XI.                                Consolidation scope (IAS 27)

A subsidiary undertaking, which is a company in which the Group directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over their financial and operating policies, is fully consolidated. Under previous GAAP those subsidiaries, which did not belong to the finance sector were accounted for as associates undertakings.

XII.                            Deferred taxes (IAS 12)

Under IAS 12, deferred income tax is fully provided by the Group, using the liability method, on all temporary differences arising between the carrying amounts of its assets and liabilities and their amounts as measured for tax purposes. Under previous GAAP, there were no provisions for deferred taxes.

Adoption of IAS 32, 39 & IFRS 4

XIII.                        Financial instruments

Securities (excluding derivatives)

Under IAS 39, securities are initially recognized at cost, including transaction costs. Subsequent to their initial recognition, trading and available for sale securities are measured at fair value, with fair value gains and losses recorded in income statement and equity respectively, whereas securities held to maturity are carried at amortized cost. Under previous GAAP, all securities were initially accounted for at cost and re-measured on an aggregate basis at the lower of their cost or market value. In addition, the Group, under IAS 39, recognizes all securities on trade date, whereas under previous GAAP securities were recognized when settled.

Derivatives

In accordance with IAS 39, all derivatives are carried at fair value. Under previous GAAP, listed derivatives were accounted for at fair value whereas all over-the-counter derivatives were carried at cost.

XIV.                       Insurance contracts

As of 1 January 2005, the Group allocated its insurance related products into insurance contracts and investment contracts depending on the level of insurance risk inherent in the products in accordance with IFRS 4 (“Insurance contracts”). As permitted by IFRS 4, the Group accounted for its insurance contracts in accordance with Greek accounting principles.

Assets and liabilities relating to investment contracts are classified and measured as appropriate under IAS 39, ‘Financial Instruments: Recognition and Measurement’. The Group assessed its recognized insurance liabilities adequacy by applying a liability adequacy test (“LAT”). As at January 1 2005, additional liabilities resulting from the LAT performed increased the carrying amount of insurance liabilities as determined in accordance with Greek GAAP and were charged off to equity.

NATIONAL BANK OF GREECE S.A.

Interim Financial Statements

30 June 2005

In accordance with

International Financial Reporting Standards

September 2005

Table of Contents

Note
Auditors’ report
Income statement
Balance sheet
Statement of changes in equity
Cash flow statement
Notes to the financial statements:
1	General information
2	Summary of significant accounting policies:
2.1 Basis of presentation
2.2 Adoption of International Financial Reporting Standards (IFRS)
2.3 Foreign Currency translation
2.4 Regular way purchases and sales
2.5 Derivative financial instruments
2.6 Offsetting
2.7 Interest income and expense
2.8 Fee and commission income
2.9 Trading Securities
2.10 Sale & repurchase agreements
2.11 Securities borrowing and lending
2.12 Investment securities
2.13 Loans & receivables
2.14 Impairment losses on loans & advances
2.15 Property & equipment
2.16 Investment property
2.17 Intangible assets
2.18 Leases
2.19 Cash & cash equivalents
2.20 Provisions
2.21 Employee benefits
2.22 Income taxes
2.23 Borrowings
2.24 Share capital & treasury shares
2.25 Related parties transactions
2.26 Fiduciary and trust activities
2.27 Earnings per share
3	Financial risk management
3.1 Interest rate risk
3.2 Liquidity risk
3.3 Foreign exchange risk
4	Segmental reporting
5	Net interest income
6	Net fee & commission income
7	Dividend income
8	Net trading income
9	Other operating income
10	Personnel expenses
11	Retirement benefit obligations
12	General & administrative expenses
13	Depreciation & amortisation charges
14	Other operating expenses
15	Tax expense
16	Cash & balances with central banks
17	Treasury bills & other eligible bills
18	Due from banks (net)
19	Trading portfolio assets
20	Derivative financial instruments
21	Loans & advances to customers (net)
22	Investment securities
23	Intangible assets
24	Property & equipment
25	Deferred tax assets & liabilities
26	Other assets
27	Due to banks
28	Due to customers
29	Other borrowed funds
30	Other liabilities
31	Share Capital, share premium & treasury shares
32	Reserves & retained earnings
33	Dividends per share
34	Cash & cash equivalents
35	Post balance sheet events
36	Effects from transition to IFRS

2

REVIEW REPORT

To the Shareholders of National Bank of Greece. S.A.

We have reviewed the accompanying interim financial statements of National Bank of Greece S.A., as of and for the six-month period ended 30 June 2005.These interim financial statements are the responsibility of the Bank’s management.

Our review was conducted in accordance with the International Standard on Review Engagements, as required by Greek Auditing Standards. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the interim financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial statements do not give a true and fair view in accordance with the International Financial Reporting Standards, and in particular I.A.S. 34 in conjunction with I.F.R.S. 1 for first time adoption, that have been adopted by the European Union.

Athens, September 29th 2005

The Certified Public Accountant

Nicolaos C. Sofianos

Reg. No. (ICA GR): 12231

Deloitte.

Reg. No: 120

Kifissias Avenue 250-254, Postal Code 152 31, Chalandri

3

Income Statement

		From 1 January to
€ 000’s	Note	30.6.2005	30.6.2004

Interest and similar income		1.018.847	910.696
Interest expense and similar charges		(382.991)	(343.390)
Net interest income	5	635.856	567.306

Fee and commission income		143.565	144.259
Fee and commission expense		(28.834)	(27.295)
Net fee and commission income	6	114.731	116.964

Dividend income	7	21.543	39.393
Net trading income	8	(81.489)	44.242
Net result from investment securities		74.323	(192)
Other operating income	9	7.001	19.137
Total operating income		771.965	786.850

Personnel expenses	10	(297.323)	(320.918)
General & administrative expenses	12	(96.959)	(101.930)
Depreciation and amortization charges	13	(36.253)	(39.872)
Other operating expenses	14	(5.216)	(5.848)
Total operating expenses		(435.751)	(468.568)

Impairment losses on loans and advances		(85.000)	(67.016)
Profit before tax		251.214	251.266

Tax expense	15	(52.292)	(67.524)
Net Profit		198.922	183.742

Athens, September 22th 2005

THE CHAIRMAN	THE DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATIONS OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 8 to 39 are an integral part of these interim financial statements

4

Balance Sheet

€ 000’s	Note	30.6.2005	31.12.2004
ASSETS
Cash and balances with central banks	16	2.319.198	817.612
Treasury bills and other eligible bills	17	93.001	118.674
Due from banks (net)	18	8.447.538	8.322.508
Trading portfolio assets	19	11.026.879	11.293.118
Derivative financial instruments	20	167.130	—
Loans and advances to customers (net)	21	24.818.648	23.096.956
Investment securities - available for sale	22	2.594.922	339.650
- held to maturity	22	46.241	—
Investment property		501	414
Investments in subsidiaries		1.642.894	1.528.646
Investments in associates		279.742	280.593
Intangible assets	23	28.054	28.715
Property & equipment	24	1.047.601	1.060.863
Deferred tax assets	25	127.758	41.157
Other assets	26	1.237.284	1.218.532
Total assets		53.877.391	48.147.438

LIABILITIES
Due to banks	27	8.791.220	5.748.857
Derivative financial instruments	20	346.581	—
Due to customers	28	39.049.994	37.174.563
Other borrowed funds	29	2.052.823	1.582.148
Other liabilities	30	885.643	862.985
Current tax liabilities		67.209	108.873
Deferred tax liabilities	25	49.715	4.348
Retirement benefit obligations		40.893	40.967
Total liabilities		51.284.078	45.522.741

SHAREHOLDERS’ EQUITY
Share capital	31	1.492.090	1.492.090
Share premium account		32.393	32.393
Less: treasury shares		(35.222)	(29.518)
Reserves and retained earnings	32	1.104.052	1.129.732
Equity attributable to NBG shareholders		2.593.313	2.624.697

Total equity and liabilities		53.877.391	48.147.438

Athens, September 22th 2005

THE CHAIRMAN	THE DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATIONS OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 8 to 39 are an integral part of these interim financial statements

5

Statement of Changes in Equity

€ ‘000	Share capital	Share premium	Treasury shares	Reserves & Retained earnings	Total
Balance at 1 January 2004	1.147.761	32.393	(283)	1.403.520	2.583.391
Issue of share capital	344.329	—	—	(344.329)	—
Currency translation differences	—	—	—	(27)	(27)
Profit/(loss) for the period	—	—	—	183.742	183.742
Dividends	—	—	—	(165.783)	(165.783)
Balance at 30 June 2004	1.492.090	32.393	(283)	1.077.123	2.601.323
Movement in equity from 1 July to 31 December 2004
Currency translation differences	—	—	—	28	28
Profit/(loss) for the period	—	—	—	52.581	52.581
Purchases of treasury shares	—	—	(29 235)		(29.235)
Balance at 31 December 2004	1.492.090	32.393	(29.518)	1.129.732	2.624.697
Adoption of IAS 39 & IFRS 4	—	—	—	2.696	2.696

At 1 January 2005 IFRS restated	1.492.090	32.393	(29.518)	1.132.428	2.627.393

Movement in equity from 1 January to 30 June 2005
Movement in the available for sale securities reserve, net of tax	—	—	—	(30.196)	(30.196)
Profit/(loss) for the period	—	—	—	198.922	198.922
Purchases of treasury shares	—	—	(5.704)	—	(5.704)
Dividends	—	—	—	(197.084)	(197.084)
Currency translation differences	—	—	—	(18)	(18)
Balance at 30 June 2005	1.492.090	32.393	(35.222)	1.104.052	2.593.313

The notes on pages 8 to 39 are an integral part of these interim financial statements

6

Cash Flow Statement

€ 000’s	Note	30.6.2005	30.6.2004
Cash flows from operating activities
Net profit		198.923	183.743
Adjustments for:
Non-cash items included in net profit and other adjustments:		53.804	72.024
Depreciation, amortisation & impairment on fixed assets		36.252	39.871
Credit loss expense / (recovery)		85.040	67.524
Deferred tax expense / (benefit)		(10.533)	(216)
Interest expense on debt securities and other borrowed funds		39.956	18.271
Dividend income from investment securities		(21.277)	(39.393)
Net (profit) / loss on sale of fixed assets		(1.311)	(14.225)
Net realised (gains) / losses on available for sale securities		(74.323)	192

Net (increase) / decrease in operating assets:		1.413.987	2.898.411
Net due from / to banks		3.104.295	1.386.853
Trading securities		(1.826.896)	1.051.020
Net proceeds/ (purchase) of treasury bills and other eligible bills		25.637	(13.363)
Net derivative financial instruments		117.431	—
Net loans and advances to customers / due to customers		51.717	289.829
Other assets		(58.197)	184.072

Net increase / (decrease) in operating liabilities:		(128.875)	(27.227)
Other deposits		(86)	8
Income taxes paid		(41.664)	(47.409)
Other liabilities		(87.125)	20.174
Net cash flow from / (used in) operating activities		1.537.839	3.126.951

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		(3.783)	(2.952)
Amounts paid for share capital increase of subsidiaries		(96.447)	(3.222)
Dividends received from investment securities		21.277	39.393
Purchase/disposal of fixed assets		(26.194)	(21.084)
Purchase of investment securities - available for sale		(310.895)	(27.908)
Proceeds from sale of investment securities - available for sale		230.086	236
Net cash from / (used in) investing activities		(185.956)	(15.537)

Cash flows from financing activities
Proceeds from /(repayments of) borrowed funds and debt securities		430.719	(31.012)
Net sales /(purchases) of treasury shares		(5.704)	—
Dividends paid		(181.057)	(158.148)
Net cash from / (used in) financing activities		243.958	(189.160)

Effect of exchange rate changes on cash and cash equivalents		92.706	60.147
Net increase/(decrease) in cash and cash equivalents		1.688.547	2.982.401
Cash and cash equivalents at beginning of period		4.270.439	5.310.092
Cash and cash equivalents at end of period		5.958.986	8.292.493

The notes on pages 8 to 39 are an integral part of these interim financial statements

7

Notes to the Interim Financial Statements

NOTE 1: General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and has been listed on the Athens Stock Exchange since 1880. The Bank has a further listing in the New York Stock Exchange (since 1999), and in other major European stock exchanges. The Bank’s headquarters are located at 86 Eolou street, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 164 years of operations the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece (hereinafter the “Bank”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, and real estate on a global level. The Bank operates primarily in Greece, but also has operations in UK, Balkans, Cyprus, Egypt, North America and South Africa.

These interim financial statements have been approved for issue by the Bank’s Board of Directors on 22 September 2005. The Board of Directors, following the Bank’s Annual General Meeting held on 17 May 2005, consists of the following members:

Executive Members
Efstratios-Georgios (Takis) A. Arapoglou	Chairman—Chief Executive Officer
Ioannis G. Pechlivanidis	Deputy Chief Executive Officer

Independent Non-Executive Members
George M. Athanasopoulos	Employees’ representative
John P. Panagopoulos	Employees’ representative
Ioannis C. Yiannidis	Professor, University of Athens Law School
H.E. the Metropolitan of Ioannina Theoklitos
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman and Managing Director, Delta S.A., Vice Chairman, Federation of Greek Industrialists
Nikolaos D. Efthymiou	Chairman, Association of Greek Shipowners
George Z. Lanaras	Shipowner
Stefanos G. Pantzopoulos	Business consultant, former certified auditor
Constantinos D. Pilarinos	Economist, General Manager of Finances and Technical Services, Church of Greece
Drakoulis K. Fountoukakos-Kyriakakos	Entrepreneur, Chairman of Athens Chamber of Commerce and Industry
Ioannis Vartholomeos	Professor, University of Piraeus, Governor of IKA (Social Security Fund)
Ploutarchos K. Sakellaris	Professor, University of Athens, and Chairman, Council of Economic Advisors.

The Bank is audited by certified auditors who were appointed by the Bank’s Board of Directors on 17 May 2005. Deloitte who act as the Bank’s certified auditors have reviewed these Interim Financial Statements.

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NOTE 2: Summary of significant accounting policies

2.1 Basis of presentation

The interim consolidated financial statements of the Bank (the “financial statements”) are prepared in accordance with International Financial Reporting Standards and International Accounting Standards (collectively, IFRS) and are stated in Euro, rounded to the nearest thousand (unless otherwise stated). The financial statements have been prepared under the historical cost convention as modified by the revaluation of available for sale investment securities, financial assets and liabilities held for trading and all derivative contracts measured at fair value.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Use of available information and application of judgment are inherent in the formation of estimates in the following areas: valuation of unlisted derivatives and securities, retirement benefits obligation, impairment of loans and receivables, open tax years and litigation. Actual results in the future could differ from such estimates and the differences may be material to the financial statements.

2.2 Adoption of International Financial Reporting Standards (IFRS)

The Bank adopts the requirements of IFRS for the first time for the purpose of preparing financial statements for the year ending 31st December 2005. In accordance with the transitional provisions set out in IFRS 1 “First-time Adoption of International Financial Reporting Standards” and other relevant standards, the Group has applied IFRS expected to be in force and endorsed (or where there is reasonable expectation of endorsement) by the European Union (EU) as of 31st December 2005 in its financial reporting with effect from 1st January 2004 with the exception of the standards relating to financial instruments and insurance contracts (IAS 32, 39 and IFRS 4).

The Bank has used the transitional provisions of IFRS 1 with respect to the aforementioned standards in arriving at appropriate opening balances and therefore has not applied these standards to the 2004 comparatives. The impact of these standards is reflected through further adjustments to shareholders’ equity as at 1st January 2005. In 2004 comparatives, financial instruments and insurance contracts are included using the respective measurement bases and the disclosure requirements under Greek GAAP.

The possibility exists that these interim financial statements may require adjustment before their inclusion in the final IFRS consolidated financial statements for the year ended 31 December 2005, because of subsequent revisions or changes to the IFRS, or guidance and consensus on the application or interpretation of IFRS.

The impact of the transition to IFRS on the financial position and the comparatives as previously reported under Greek generally accepted accounting principles (“Greek GAAP”) is summarised in Note 36.

2.3 Foreign currency translation

Items included in the financial statements of each entity of the Bank are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“the functional currency”). The financial statements are presented in thousands of Euro (€), which is the functional currency of the Bank.

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Translation differences on debt securities and other monetary financial assets re-measured at fair value are included in foreign exchange gains and losses. Translation differences on non-monetary financial assets are a component of the change in their fair value. Depending on the classification of a non-monetary financial asset, translation differences are either recognized in the income statement (applicable for

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example for equity securities held for trading), or within shareholders’ equity, if non-monetary financial assets are classified as available for sale investment securities.

When preparing the financial statements, assets and liabilities of foreign entities are translated at the exchange rates prevailing at the balance sheet date, while income and expense items are translated at average rates for the period.

2.4 Regular way purchases and sales

In case of “regular way” purchases and sales of financial assets the Bank uses “settlement date” accounting apart from trading and investment securities and derivative financial instruments, which are recognized at “trade date”.

2.5 Derivative financial instruments and hedging (Applicable for the Bank from January 1, 2005)

Derivative financial instruments including foreign exchange contracts, forward rate agreements, currency and interest rate swaps, interest rate futures, currency and interest rate options (both written and purchased) and other derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are re-measured at their fair value. All derivatives are carried in assets when favourable to the Bank and in liabilities when unfavourable to the Bank. Fair values are obtained from quoted market prices, dealer price quotations, discounted cash flow models and options pricing models, as appropriate. Where the Bank enters into derivative instruments used for trading purposes, realized and unrealised gains and losses are recognized in trading income.

The Bank occasionally purchases or issues financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not clearly and closely related to the economic characteristics of the host contract.

The Bank also uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions.  The Bank applies either fair value or cash flow hedge accounting when transactions meet the specified criteria to obtain hedge accounting treatment.   The Bank’s criteria for a derivative instrument to be accounted for as a hedge include:

•  at inception of the hedge, there is formal designation and documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship;

•  the hedge is documented showing that it is expected to be highly effective in offsetting the risk in the hedged item throughout the hedging period. A hedge is considered to be highly effective when the Bank achieves offsetting changes in fair value between 80 percent and 125 percent for the risk being hedged; and

•  the hedge is highly effective on an ongoing basis.

2.5.1 Fair value hedges

For qualifying fair value hedges, the change in fair value of the hedging derivative is recognized in the income statement along with the corresponding change in the fair value of the hedged asset or liability that is attributable to that specific hedged risk. If the hedge relationship is terminated for reasons other than the de-recognition of the hedged item, the difference between the carrying amount of the hedged item at that point and the value at which it would have been carried had the hedge never existed (the “unamortised fair value adjustment”), is, in the case of interest bearing financial instruments, amortized to the income statement over the remaining term of the original hedge, while for non-interest bearing instruments that amount is immediately recognized in the income statement. If the hedged instrument is derecognised, e.g. sold or repaid, the unamortised fair value adjustment is recognized immediately in the income statement.

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2.5.2 Cash flow hedges

Fair value gains or losses associated with the effective portion of a derivative designated as a cash flow hedge are recognized initially in shareholders’ equity. When the cash flows that the derivative is hedging (including cash flows from transactions that were only forecast when the derivative hedge was effected) materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from shareholders’ equity to corresponding income or expense line item.

If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in shareholders’ equity remains in shareholders’ equity until the committed or forecast transaction occurs, at which point it is transferred from shareholders’ equity to trading income.

Certain derivative instruments transacted as effective economic hedges under the Bank’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated in the same way as derivative instruments held for trading purposes, i.e. fair value gains and losses are recognized in trading income.

A derivative may be embedded in another financial instrument, known as “host contract”. In such combinations, the derivative instrument is separated from the host contract and treated as a separate derivative, provided that its risks and economic characteristics are not closely related to those of the host contract, the embedded derivative actually meets the definition of a derivative and the host contract is not carried at fair value with unrealised gains and losses reported in the income statement.

Notwithstanding the above, transactions entered into before the date of transition to IFRS, shall not be retrospectively designated as hedges.

2.6 Offsetting

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to realize the asset and settle the liability simultaneously or on a net basis.

2.7 Interest income and expense

Interest income and expense are recognized in the income statement for all interest bearing instruments on a time proportion basis, taking account of the principal outstanding and using the effective interest rate method based on the actual purchase price. Interest income includes coupons earned on fixed income investment and trading securities and accrued discount and premium on treasury bills and other discounted instruments.

The recognition of income on commercial and mortgage loans ceases when the recovery of principal and/or interest becomes doubtful of collection, such as when overdue by more than 180 days, or when the borrower or securities’ issuer defaults, if earlier than 180 days. Credit card loans, other non-secured personal credit lines and certain consumer finance loans are placed on non-accrual basis no later than the date upon which they become 90 days delinquent. In all cases, loans must be placed on non-accrual or written off at an earlier date, if collection of principal and/or interest is considered doubtful. All interest accrued but not collected for loans that are placed on non-accrual or written off is excluded from interest income until received.

2.8 Fee and commission income

Fees and commissions are generally recognized on an accrual basis over the period the service is provided. Commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as acquisition of loans, equity shares or other securities or the purchase or sale of businesses, are recognized upon completion of the underlying transaction.

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2.9 Trading securities (Applicable for the Bank from January 1, 2005)

Trading securities are securities, which are either acquired for generating a profit from short-term fluctuations in price or dealer’s margin, or are securities included in a portfolio in which a pattern of short-term profit making exists.

Trading securities are initially recognized at cost and subsequently re-measured at fair value. The determination of fair values of trading securities is based on quoted market prices, dealer price quotation and pricing models, as appropriate. Gains and losses realized on disposal or redemption and unrealised gains and losses from changes in the fair value of trading securities are included in net trading income. Interest earned whilst holding trading securities is reported as interest income. Dividends received are separately reported and included in dividend income. Trading securities may also include securities sold under sale and repurchase agreements.

All purchases and sales of trading securities that require delivery within the time frame established by regulation or market convention (“regular way” purchases and sales) are recognized at trade date, which is the date that the Bank commits to purchase or sell the asset. Otherwise such transactions are treated as derivatives until settlement occurs.

Trading securities held are not reclassified out of the respective category. Respectively, investment securities are not reclassified into the trading securities category while they are held.

2.10 Sale and repurchase agreements

Securities sold subject to a linked repurchase agreement (‘Repos’) are retained in the financial statements as trading or investment securities and the counterparty liability is included in amounts due to banks, due to customers or other deposits, as appropriate. Securities purchased under agreement to resell (‘Reversed Repos’) are recorded as due from other banks or loans and advances to customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of Repos (or Reverse Repos) agreement using the effective interest rate method.

2.11 Securities borrowing and lending (Applicable for the Bank from January 1, 2005)

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received, plus accrued interest. Securities borrowed and securities received as collateral under securities lending transactions are not recognized in the financial statements unless control of the contractual rights that comprise these securities transferred is gained or sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income. The obligation to return them is recorded at fair value as a trading liability.

Respectively, securities lent and securities provided as collateral under securities borrowing transactions are not derecognised from the financial statements unless control of the contractual rights that comprise these securities transferred is relinquished.

The Bank monitors the market value of the securities borrowed and lent on a regular basis and provides or requests additional collateral in accordance with the underlying agreements. Fees and interest received or paid are recorded as interest income or interest expense, on an accrual basis.

2.12 Investment Securities (Applicable for the Bank from January 1, 2005)

Investment securities are classified as either available for sale or held to maturity investment securities based on management intention on purchase date. Investment securities are recognized at trade date, which is the date that the Bank commits to purchase or sell the asset. All other purchases and sales are recognized as derivative forward transactions until settlement.

Available for sale investment securities are initially recorded at cost (including transaction costs) and subsequently re-measured at fair value based on quoted bid prices in active markets, dealer price quotations or

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discounted expected cash flows. Fair values for unquoted equity investments are determined by applying recognized valuation techniques such as price/earnings or price/cash flow ratios, refined to reflect the specific circumstances of the issuer. Unrealised gains and losses arising from changes in the fair value of available for sale investment securities are reported in shareholders’ equity, net of taxes (where applicable), until such investment is sold, collected or otherwise disposed of, or until such investment is determined to be impaired.

Available for sale investment securities may be sold in response to needs for liquidity or changes in interest rates, foreign exchange rates or equity prices. When an available for sale investment security is disposed of or impaired, the accumulated unrealised gain or loss included in shareholders’ equity is transferred to the income statement for the period and reported as gains / losses from investment securities. Gains and losses on disposal are determined using the moving average cost method.

Held to maturity investment securities consist of securities with fixed or determinable payments, which the management has the positive intend and ability to hold to maturity. Held to maturity investment securities are carried at amortized cost using the effective interest rate method, less any provision for impairment. Amortized cost is calculated by taking into account any fees, points paid or received, transaction costs and any discount or premium on acquisition.

An investment security is considered impaired if its carrying amount exceeds its recoverable amount and there is objective evidence that the decline in price has reached a level that recovery of the cost value cannot be reasonably expected within the foreseeable future. The amount of the impairment loss for financial assets carried at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of expected future cash flows discounted at the financial instrument’s original effective interest rate. For quoted financial assets re-measured to fair value the recoverable amount is the present value of expected future cash flows discounted at the current market rate of interest for a similar financial asset whereas for unquoted financial assets the recoverable amount is determined by applying recognized valuation techniques.

Interest earned whilst holding investment securities is reported as interest income. Dividends receivable are included separately in dividend income, when a dividend is declared.

2.13 Loans and receivables (Applicable for the Bank from January 1, 2005)

Loans originated by the Bank include loans where money is provided directly to the borrower, other than those that are originated with the intent to be sold (if any), in which case they are recorded as assets held for trading, available for sale investment securities or as held to maturity, as appropriate.

Loans originated by the Bank are recognized when cash is advanced to borrowers. They are initially recorded at cost including any transaction costs, and are subsequently valued at amortized cost using the effective interest rate method.

Interest on loans originated by the Bank is included in interest income and is recognized on an accrual basis. Fees and direct costs relating to a loan origination, financing or restructuring and to loan commitments are treated as part of the cost of the transaction and are deferred and amortized to interest income over the life of the loan using the effective interest rate method.

2.14 Impairment losses on loans and advances  (Applicable for the Bank from January 1, 2005)

A credit risk provision for loan impairment is established if there is objective evidence that the Bank will be unable to collect all amounts due on a claim according to the original contractual terms. A “claim” means a loan, a commitment such as a letter of credit, guarantee or commitment to extent credit.

A provision for loan impairment is reported as a reduction of the carrying amount of a claim on the balance sheet, whereas for an off-balance sheet item such as a commitment, a provision for impairment loss is reported in other liabilities. Additions to provisions for loans impairment are made through bad and doubtful debts expense.

The Bank assesses whether objective evidence of impairment exists for loans that are considered individually significant, i.e. all loans above €1 million, and collectively for loans that are not considered individually

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significant. A loan is subject to impairment test when interest and/or capital is in arrears for a period over 90 days and/or such qualitative indications exist, at the assessment date, which demonstrate that the borrower will not be able to meet his obligations. Usually such indications include but are not restricted to significant financial difficulty, deterioration of credit rating, probability of bankruptcy or other financial reorganization procedures.

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the loans’ carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at a) the loan’s original effective interest rate, if the loan bears a fixed interest rate, or b) current effective interest rate, if the loan bears a variable interest rate.

The calculation of the present value of the estimated future cash flows of a collateralised loan reflects the cash flows that may result from obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, loans are grouped on the basis of similar credit risk characteristics. Loans to corporates are grouped based on days in arrears, product type, economic sector, size of business, collateral type and other relevant credit risk characteristics. Mortgages and retail loans are also Grouped based on days in arrears or product type. Those characteristics are relevant to the estimation of future cash flows for pools of loans by being indicative of the debtors’ ability to pay all amounts due and together with historical loss experience for loans with credit risk characteristics similar to those in the pool form the foundation of the loan loss allowance computation. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects and conditions in the historical period that do not exist currently.

All impaired loans are reviewed and analysed at least annually and any subsequent changes to the amounts and timing of the expected future cash flows compared to the prior estimates result in a change in the provision for loans impairment and are charged or credited to impairment losses on loans and advances.

The methodology and assumptions used in estimating future cash flows are reviewed regularly by the Bank to reduce any differences between loss estimates and actual loss experience.

Subject to compliance with tax law, a loan, which is deemed to be uncollectible or forgiven, is written off against the related provision for loans impairment. Subsequent recoveries are credited to impairment losses on loans and advances in the income statement. In the case of loans to borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and additional country risk provisions are established if necessary.

2.15 Property and equipment

Property and equipment include land and buildings, leasehold improvements and transportation and other equipment, held by the Bank for use in the supply of services or for administrative purposes. Property and equipment are initially recorded at cost, which includes all costs that are required to bring an asset into working condition. In accordance with the transitional provisions set out in IFRS 1, the Bank has adopted the carrying values of all items of property and equipment on the date of transition under Greek GAAP as their deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition.

Subsequent to initial recognition, property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Costs incurred subsequent to the acquisition of an asset, which is classified as property and equipment are capitalized, only when it is probable that they will result in future economic benefits to the Bank beyond those originally anticipated for the asset, otherwise they are expensed as incurred.

Depreciation of an item of property and equipment begins when it is available for use and ceases only when the asset is derecognised. Therefore, the depreciation of an item of property and equipment that is retired from active use and held for disposal does not cease unless it is fully depreciated. Property and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

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Land	No depreciation
Buildings used in operation	Not exceeding 50 years
Buildings (other than those used in operation)	Not exceeding 50 years
Leasehold improvements	Residual lease term, not exceeding 10 years
Furniture and related equipment	Not exceeding 12 years
Motor vehicles	Not exceeding 10 years
Hardware and other equipment	Not exceeding 5 years

The Bank periodically reviews land and buildings for impairment. Where the carrying amount on an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

Foreclosed assets, which consist of properties acquired through foreclosure in full or partial satisfaction of a related loan, are initially measured at cost, which includes transaction costs, and reported under other assets. After initial recognition foreclosed assets are re-measured at the lower of their carrying amount and fair value less estimated costs to sell. Any gains or losses on liquidation of foreclosed assets are included in other operating income.

2.16 Investment property

Investment property includes land and buildings, owned by the Bank (or held through a leasing agreement, either finance or operating) with the intention of earning rentals or for capital appreciation or both, and is initially recorded at cost, which includes transaction costs. A property interest that is held by the Bank under an operating lease is classified and accounted for as investment property when a) the property would otherwise meet the definition of an investment property or b) the operating lease is accounted for as if it were a finance lease. In accordance with the transitional provisions set out in IFRS 1, the Bank has adopted the carrying amounts of all investment properties on the date of transition under Greek GAAP as their deemed cost rather than carrying out a valuation at the date of transition.

Subsequent to initial recognition, investment property is stated at cost less accumulated depreciation and any accumulated impairment losses.

Investment property is depreciated on a straight-line basis over its estimated useful life, which approximates the useful life of similar assets included in property and equipment. Investment property is periodically reviewed for impairment.

2.17 Intangible assets

Intangible assets include computer software and other intangible assets.

Computer software includes costs that are directly associated with identifiable and unique software products controlled by the Bank that are anticipated to generate future economic benefits exceeding costs beyond one year. Expenditure, which enhances or extends the performance of computer software programs beyond their original specifications is recognized as a capital improvement and added to the original cost of the software. Computer software development costs recognized as assets, are amortized using the straight-line method over their useful lives, not exceeding a period of 5 years.

Expenditure on starting up an operation or branch, training personnel, advertising and promotion and relocating or reorganizing part or the entire Bank is recognized as an expense when it is incurred.

At each balance sheet date, management reviews intangible assets and assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of intangible assets is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

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2.18 Leases

a. The Bank is the lessee

Leases where the Bank has substantially all the risks and rewards of ownership of the asset are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The outstanding rental obligations, net of finance charges, are included in other liabilities. The interest element of the finance cost is charged to the income statement over the lease period. All assets acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership of the asset are retained by the lessor, are classified as operating leases. The total payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

b. The Bank is the lessor

Finance leases: When assets are leased out under a finance lease, the present value of the minimum lease payments is recognized as a receivable. Lease income is recognized over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. Finance lease receivables are included in loans and advances to customers.

Operating leases: Assets leased out under operating leases are included in the balance sheet based on the nature of the asset. They are depreciated over their useful lives on a basis consistent with similar owned property. Rental income (net of any incentives given to lessees) is recognized on a straight-line basis over the lease term.

2.19 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than 3 months maturity from the date of acquisition and consist of cash and balances with central banks, treasury bills and other eligible bills, amounts due from other banks, investment securities and trading securities.

2.20 Provisions

Provisions are recognized when the Bank has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

2.21 Employee benefits

The Bank operates a defined benefit plan, which is classified as a pension plan. A defined benefit plan is a pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. For defined benefit plans, the pension liability is the present value of the defined benefit obligation at the balance sheet date minus the fair value of the plan assets, including any adjustments for unrecognised actuarial gains/losses and past service costs. The Bank follows the “corridor” approach of IAS 19 “Employee Benefits” according to which a certain amount of actuarial gains and losses remains unrecognised and is amortized over the average remaining service lives of the employees participating in the plan. The Bank on the transition date to IFRS has elected to use the exemption provided in paragraph 20 of IFRS 1 in respect of employee benefits and has recognized all cumulative actuarial gains and losses from the inception of such plans until the date of transition to IFRS.  The defined benefit obligation is calculated by independent actuaries on an annual basis using the projected unit credit method. The present value of the defined obligation is determined by the estimated future cash outflows using interest rates of government securities, which have terms to maturity approximating the terms of the related liability. Pension costs are charged or credited to the income statement over the service lives of the related employees.

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2.22 Income taxes

Income tax payable on profits is recognized as an expense in the period in which profits arise.

Deferred income tax is fully provided, using the liability method, on all temporary differences arising between the carrying amounts of assets and liabilities in the consolidated balance sheet and their amounts as measured for tax purposes.

The principal temporary differences arise from loan provisions, provisions for pensions and revaluation of certain assets. Deferred tax assets relating to the unused tax losses carried forward are recognized to the extent that it is probable that sufficient taxable profits will be available against which these losses can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on laws that have been enacted at the balance sheet date.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled by the Bank and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax asset is recognized for all deductible temporary differences arising from investments in subsidiaries, branches and associates, and interests in joint ventures, to the extent that, it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax, related to fair value changes of available for sale investment securities and cash flow hedges, which are charged or credited directly to shareholders’ equity, is also credited or charged directly to shareholders’ equity where applicable and is subsequently recognized in the income statement together with the deferred gain or loss.

2.23 Borrowings

Borrowings are initially recognized at cost, which is the fair value of the consideration received (issue proceeds), net of transaction costs incurred. Subsequent measurement is at amortized cost and any difference between net proceeds and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest rate method.

2.24 Share capital and treasury shares

Share issue costs: Incremental external costs directly attributable to the issue of new shares, other than on a business combination, are deducted from equity net of any related income taxes.

Dividends on ordinary shares: Dividends on ordinary shares are recognized as a liability in the period in which they are approved by the Annual General Meeting of the Shareholders of the Bank.

Treasury shares: NBG shares held by the Bank are classified as treasury shares and the consideration paid including any attributable incremental external costs, net of income taxes, is deducted from total shareholders’ equity until they are cancelled, reissued or resold. Treasury shares do not reduce the number of shares issued but affect the number of outstanding shares used in the calculation of earnings per share. Treasury shares held by the Bank, are not eligible to receive cash dividends. Any difference between acquisition cost and ultimate proceeds from subsequent resale (or reissue) of treasury shares is included in shareholders’ equity and is therefore not to be considered a gain or loss to be included in the income statement.

2.25 Related parties transactions

Related parties include entities, which the Bank has the ability to control or exercise significant influence in making financial and operating decisions. Related parties include, directors, their close relatives, companies owned or controlled by them and companies over which they can influence the financial and operating policies.

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All banking transactions entered into with related parties are made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated parties and do not involve more than a normal amount of risk.

2.26 Fiduciary and trust activities

The Bank provides fiduciary and trust services to individuals and other institutions, whereby it holds and manages assets or invests funds received in various financial instruments at the direction of the customer. The Bank receives fee income for providing these services. Trust assets are not assets of the Bank and are not recognized in the financial statements. The Bank is not exposed to any credit risk relating to such placements, as it does not guarantee these investments.

2.27 Earnings per share

A basic earnings per share (EPS) ratio is calculated by dividing the net profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

A diluted earnings per share ratio is computed using the same method as for basic EPS, but the determinants are adjusted to reflect the potential dilution that could occur if convertible debt securities, options, warrants or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

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NOTE 3: Financial risk management

3.1 Interest Rate Risk

The Bank is subject to various types of interest rate risk, which arise in the Bank’s activities outlined below. Management characterizes these types as fixed interest rate risk, repricing (or gap) risk, and credit spread risk.

Principal activities

The Bank is the principal market maker in Greek government bonds, which are denominated in various major currencies in both the primary and the secondary markets. It carries a large inventory of Greek government bonds in its trading book in order to facilitate its market making activity and the distribution of Greek government bonds to retail and institutional investors in Greece and abroad.

The Bank is also active in the interbank deposit market (denominated in euro and all other major currencies) as well as foreign exchange forward transactions with maturities up to a year.

The Bank routinely enters into asset swaps of non-euro denominated debt issued by the Hellenic Republic for the purpose of servicing institutional clients.

Interest rate exposure management

The principal source of interest rate risk exposure arises from Greek government bonds trading activity. The Bank enters into futures contracts on medium-and long-term German government bonds in order to provide an economic hedge of fixed interest rate exposure arising from its position in fixed-rate Greek government bonds. As a result of this economic hedging activity, fixed rate exposure is converted into a credit-spread exposure over the yield of medium-and long-term German government bonds. As a secondary means of hedging the trading portfolio of Greek government bonds, the Bank also uses the swap market to convert part of the fixed rate exposure to a floating rate exposure in order to reduce earnings volatility in periods of volatile interest rates. The derivatives business is subject primarily to credit risk, counterparty and Greek sovereign risk as it carries Greek government bonds as hedges to the swap portfolio. The money market business is geared towards lending the excess liquidity of the Bank for short maturities to the interbank market.

The fixed interest rate risk due to the bond as well as the swaps portfolio, together with their economic hedged instruments, is monitored by converting the notional amount positions into constant maturity positions (i.e., ten-year equivalent positions). Furthermore, a breakdown of the fixed interest risk into maturing buckets is performed and a Value at Risk (VAR) report is produced daily taking into account the sum of all our trading positions in all currencies for the Treasuries of the Bank.

Repricing risk

The floating rate portfolio of securities is matched primarily against the Bank’s deposit base. The portfolio of floating Greek government bonds reprices annually and is funded by the Bank’s retail deposit base with an average duration of one month. The difference of the volatility in short-term euro interest rates between one month and one year has been minimal.

Spread risk

Spread and basis risk arises from the hedging of Greek government bonds with futures contracts on euro-denominated German government bonds, as well as with interest rate and cross currency swaps. Since the drachma joined the euro zone, the hedging of Greek government bonds with future contracts on German government bonds, results in a spread which exhibits a very low volatility. With respect to the hedging of Greek government bonds with interest rate and cross currency swaps, the fixed rate risk is converted into floating rate risk, as the floating feature of the related swaps is indexed to the European Interbank Offered Rate, commonly known as EURIBOR. Again this asset swap spread of the Greek sovereign debt is subject to very low volatility since the entry of the Greek drachma into the Eurozone.

The Bank also carries an inventory of foreign currency fixed and floating rate eurobonds issued by the Hellenic Republic, which behave in the same manner as the asset swap positions mentioned above.

19

3.2 Liquidity risk

The Bank operates a network of 581 branches and sub-branches, and its domestic customer deposit base accounts for 32% of the Greek deposit market (savings and sight accounts) as at 30 June 2005. This provides with sufficient euro and foreign currency liquidity to fund the Banks operations and treasury positions. Strategically, the Bank maintains a high proportion of liquid assets to enable it to service customer loans expeditiously as well as to take advantage of market opportunities.

3.3 Foreign exchange risk

The Bank trades in all major currencies against the euro. In the normal course of business, it holds short-term positions, which arise from and are used for servicing its institutional, corporate, domestic and international client base.

The Bank’s strategy is to hold minimal open foreign exchange risk but at a level sufficient to service its client base. In this context, the non-euro denominated Eurobond positions are funded by customer and interbank deposits in the respective currencies. The Bank’s open foreign exchange position is limited to the capital contributed to the overseas operations (branches and subsidiaries) with the associated foreign exchange risk. In addition, because non-euro denominated expenses are largely offset by non-euro denominated revenues, the foreign exchange risk is low.

The Bank files standard foreign exchange position reports on a regular basis which enables the central bank to monitor its foreign exchange risk. VAR limits are set according to the guidelines of the Bank’s Risk Management Council and monitored by the Internal Audit Division.

20

NOTE 4: Segment reporting

NBG manages its business through the following business segments:

•                  Retail banking

Retail banking includes all individuals (retail banking customers) of the Bank, professionals, small-medium and small sized companies (companies with annual turnover of up to 2,5 million euros). The Bank, through its extended network of branches, offers to its retail customers a number of types of deposit and investment products as well as a wide range of traditional services and products.

•                  Corporate & Investment banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Bank offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange, insurance products, custody arrangements and trade service activities.

•                  Global Markets and Asset management

Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds) and brokerage.

•                  International

The Bank’s international banking activities include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

•                  Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Bank (interest expense of subordinate debt, loans to NBG personnel etc)

NBG is also diversified and organized on a worldwide basis into SE Europe, European Union and Africa. Segment income and expenses include transfers between business segments and transfers between geographical regions. Such transfers are conducted at arm’s length.

21

Breakdown by business segment

	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	International	Other	Bank

From 1 January to 30.6.2005
Net interest income	521.218	98.579	69.574	115	(53.630)	635.856
Net fee & commission income	62.915	23.661	25.174	3.753	(772)	114.731
Other	30.670	(11.217)	(17.804)	(699)	20.428	21.378
Total operating income	614.803	111.023	76.944	3.169	(33.974)	771.965
Direct costs	(242.085)	(16.698)	(18.656)	(16.531)	(15.517)	(309.487)
Allocated costs & provisions	(163.964)	(36.534)	(9.578)	(4.541)	3.353	(211.264)
Profit Before Tax	208.754	57.791	48.710	(17.903)	(46.138)	251.214
Taxes	(56.364)	(15.603)	2.629	4.834	12.212	(52.292)
Profit After Tax	152.390	42.188	51.339	(13.069)	(33.926)	198.922

Segment assets at 30.6.2005	17.378.477	9.662.865	21.459.725	815.917	4.560.407	53.877.391

Segment liabilities & equity at 30.6.2005	36.848.686	1.240.625	10.336.600	961.605	4.489.875	53.877.391

From 1 January to 30.6.2004
Net interest income	452.152	91.636	82.790	(1.566)	(57.706)	567.306
Net fee & commission income	66.938	23.788	23.107	2.900	231	116.964
Other	30.644	(12.063)	23.346	5.635	55.018	102.580
Total operating income	549.734	103.361	129.243	6.969	(2.457)	786.850
Direct costs	(255.362)	(22.580)	(22.724)	(11.157)	(18.413)	(330.236)
Allocated costs & provisions	(148.464)	(35.279)	(9.179)	(3.959)	(8.467)	(205.348)
Profit Before Tax	145.908	45.502	97.340	(8.147)	(29.337)	251.266
Taxes	(51.068)	(15.926)	(13.651)	2.851	10.270	(67.524)
Profit After Tax	94.840	29.576	83.689	(5.296)	(19.067)	183.742

Segment assets at 30.6.2004.	12.373.408	9.060.810	26.543.858	1.230.410	4.315.763	53.524.249

Segment liabilities & equity at 30.6.2004	34.287.493	1.089.759	13.897.186	2.291.456	1.958.355	53.524.249

22

NOTE 5: Net Interest Income

	30.6.2005	30.6.2004

Interest earned on:
Amounts due from banks	158.449	109.270
Securities	208.439	238.830
Loans and advances to customers	647.569	536.391
Other interest earning assets	4.390	26.205
Interest and similar income	1.018.847	910.696

Interest payable on:
Amounts due to banks	(119.073)	(120.835)
Amounts due to customers	(218.115)	(181.432)
Debt securities in issue	—	—
Other borrowed funds	(39.956)	(32.575)
Other interest paying liabilities	(5.847)	(8.548)
Interest expense and similar charges	(382.991)	(343.390)
Net interest income	635.856	567.306

NOTE 6: Net Fee and Commission Income

	30.6.2005	30.6.2004

Custody, brokerage & investment banking	12.248	12.518
Retail loan fees	10.593	9.900
Corporate lending fees	32.513	29.935
Banking fees & similar charges	49.089	55.251
Fund management fees	10.288	9.360
Total	114.731	116.964

NOTE 7: Dividend Income

	30.6.2005	30.6.2004

Trading securities	266	—
Available for sale securities	2.026	2.035
ETE Group securities	14.294	37.358
Other securities	4.957	—
Total	21.543	39.393

NOTE 8: Net Trading Income

	30.6.2005	30.6.2004

Foreign exchange	4.927	12.630
Fixed income securities	(88.729)	24.438
Equities	2.313	7.174
Total	(81.489)	44.242

23

NOTE 9: Other Operating Income

	30.6.2005	30.6.2004

Non-banking income:
Private equity: Bank share in investee entities	—	—
Real estate gains & rentals	5.534	17.312
Hotel income	—	—
Warehouse fees	—	—
Total non-banking income	5.534	17.312
Other income	1.467	1.825
Total	7.001	19.137

NOTE 10: Personnel Expenses

	30.6.2005	30.6.2004

Wages and Salaries	199.165	212.472
Social security costs & defined contribution plans	89.414	97.667
Pension costs: defined benefit plans	1.862	2.323
Other staff related benefits	6.882	8.456
Total	297.323	320.918

The average number of employees employed by the Bank during the period to 30 June 2005 was 13.625 (2004: 13.234).

NOTE 11: Retirement benefit obligations

Defined Contribution Plans

National Bank of Greece Pension Plan

The Bank’s employees’ Pension Plan provides for defined contributions to be made by the Bank at a rate of 26,50% of the employee’s salary, for employees who joined any social security fund prior to 1.1.1993. The corresponding rate for employees insured by any social security fund after that date is 13,33%. Employee contributions are 11% of the employee’s salary, for employees insured by any social security fund prior to 1.1.1993. The corresponding rate for employees insured by any social security fund after that date is 6,67%.

National Bank of Greece Auxiliary Pension Plan

The Bank’s employees’ Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee’s salary. Employees contribute at a rate of 3,50% of their salary. Benefits paid are determined by years of service with the Bank and the employee’s final pensionable pay.

Defined contribution health plans

Contributions by the Bank to the National Bank of Greece Health Plan (T.Y.P.E.T.) amount to 6,25% of employees’ salaries. Employees’ contributions amount to 2,50% of their salaries. Additional contributions are paid for insured members of the employees’ families and amount up to 2% for three or more protected members (spouse that does not work and children), and are increased further in the event that the insured spouse is employed or that members of the paternal family are also insured. Contributions of retired employees amount to 4% of their pensions and additional contributions equal to those paid by employees in service, are paid for other insured members of their families. T.Y.P.E.T. offers health benefits to employees before and after their retirement, and to insured members of their families.

24

Defined Benefit Plans

Youth account benefit plan

The Bank sponsors a Youth account benefit plan under which children and former employees are entitled to a lump sum benefit at age 25 if their parents have chosen to make contributions.  The benefit is 25% of 1.65 of the parents’ basic monthly pay for every year of contributory service.  Under the rules of the plan benefits are paid under several circumstances.

Net periodic costs for the aforementioned defined benefit plans include the following components which are recognised in the income statement for the periods ended:

	30.6.2005	30.6.2004
Current service cost	1.587	1.534
Interest cost on obligation	2.377	2.330
Expected return on plan assets	(2.102)	(1.541)
Pension costs - defined benefit plans	1.862	2.323

The weighted average assumptions used to determine the net periodic pension costs for the years 2005 and 2004 are :

	2005	2004

Discount rate	5,2%	5,2%
Expected return on plan assets	6,3%	6,3%
Rate of compensation increase	4,1%	4,1%
Pension increase	2,3%	2,3%

The aggregated funding status recognized in the balance sheet is reconciled below as follows for the periods ended:

	30.6.2005	31.12.2004
Present value of funded obligations	102.958	98.994
Fair Value of plan assets	(68.636)	(64.597)
Unrecognized actuarial losses	6.570	6.570
Total	40.893	40.967

NOTE 12: General & administrative expenses

	30.6.2005	30.6.2004

Duties and taxes	10.028	10.505
Utilities and rentals	54.769	58.335
Other administrative expenses	32.162	33.090
Total	96.959	101.930

NOTE 13: Depreciation and amortisation charges

	30.6.2005	30.6.2004

Investment property	9	—
Goodwill & other intangible assets	6.733	9.131
Property & equipment	29.511	30.741
Total	36.253	39.872

NOTE 14: Other operating expenses

	30.6.2005	30.6.2004

Loss on disposal of fixed assets	612	38
Loss on disposal of investment property.	—	—
Maintenance and other related expenses	2.236	2.786
Other provision charges	40	508
Other	2.328	2.516
Total	5.216	5.848

25

NOTE 15: Tax expense

	30.6.2005	30.6.2004

Current tax	62.826	67.740
Deferred tax	(10.534)	(216)
Total	52.292	67.524

NOTE 16: Cash and balances with central banks

	30.6.2005	31.12.2004

Cash in hand	531.218	480.786
Balances with central banks	1.787.980	336.826
Total	2.319.198	817.612

The Bank is required to maintain a current account with the Bank of Greece to facilitate interbank transactions with the central bank, its member banks, and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).

The central bank is the primary regulator of depository institutions in Greece. The central bank requires all banks established in Greece to maintain deposits with the central bank equal to 2% of total customer deposits as these are defined by the European Central Bank (“ECB”). As of January 1, 2001 these deposits bear interest at the refinancing rate as set by the ECB (2% at 30 June 2005).

NOTE 17: Treasury bills and other eligible bills

	30.6.2005	31.12.2004

Treasury bills	92.355	118.674
Other eligible bills	646	—
Total	93.001	118.674

NOTE 18: Due from banks (net)

	30.6.2005	31.12.2004

Sight deposits with banks	103.383	104.068
Time deposits with banks	4.182.882	4.590.347
Securities purchased under agreements to resell	4.047.969	3.621.608
Other	113.304	6.485
Total	8.447.538	8.322.508

26

NOTE 19: Trading portfolio assets

	30.6.2005	31.12.2004

Government bonds	10.427.334	9.433.074
Other public sector bonds	96.885	48.971
Other debt securities	460.235	1.528.903
Equity securities	42.425	65.183
Mutual funds units	—	216.987
Total	11.026.879	11.293.118

NOTE 20: Derivative financial instruments

		30.6.2005
	Notional Amount	Fair values
	Contract	Assets	Liabilities

Derivatives held for trading:
Interest rate derivatives	11.880.763	117.862	295.430
Foreign exchange derivatives	4.284.921	26.035	24.104
Other types of derivatives	283.739	939	7.387
Interest rate derivatives - Exchange traded	10.228.782	22.294	19.660
Total	26.678.205	167.130	346.581

NOTE 21: Loans & advances to customers (net)

	30.6.2005	31.12.2004

Mortgages	9.722.176	8.838.687
Consumer loans	2.478.386	2.254.079
Credit cards	1.493.997	1.416.820
Small Business lending	1.811.417	1.694.700
Retail lending	15.505.976	14.204.286
Corporate lending	10.322.953	9.828.399
Total	25.828.929	24.032.685
Less: Allowance for impairment on loans & advances to customers	(1.010.281)	(935.729)
Total	24.818.648	23.096.956
Movement in allowance for impairment on loans and advances:
Balance at 1 January	935.729	859.335
IAS 39 adjustments	17.106	—
Balance at 1 January as restated	952.835	859.335
Provision for loan impairment	85.000	137.679
Loans written off	(32.232)	(59.845)
Exchange differences	4.678	(1.440)
Balance at 30.6.2005	1.010.281	935.729

27

NOTE 22: Investment securities

	30.6.2005	31.12.2004

Available-for-sale investment securities:
Greek Government bonds	1.064.368	—
Debt securities issued by other governments and public entities	325.076	24
Corporate bonds incorporated in Greece	319.962	265.705
Corporate bonds incorporated outside Greece	318.986	—
Debt securities issued by Greek financial institutions	121.987	—
Debt securities issued by foreign financial institutions	109.930	—
Mortgage backed securities	—	—
Other debt instruments issues	—	9.531
Debt securities	2.260.309	275.260
Equity securities	105.956	64.482
Mutual funds units	229.481	—
Provision for impairment	(824)	(92)
Total available-for-sale investment securities	2.594.922	339.650

Held-to-maturity investment securities (at amortized cost):
Corporate bonds incorporated in Greece	36.824	—
Corporate bonds issued by other issuers	9.417	—
Total held-to-maturity investment securities	46.241	—

Total investment securities	2.641.163	339.650

NOTE 23: Intangible assets

	Goodwill	Software	Other	Total
Cost
At 1.1.2005	38	137.572	15.673	153.283
Additions, disposals and write-offs	(38)	(1.131)	5.087	3.918
At 30.6.2004	—	136.441	20.760	157.201
Accumulated amortization and impairment
At 1.1.2005	—	(123.115)	(1.453)	(124.568)
Additions, disposals and write-offs	—	1.962	192	2.154
Amortization charge for the period	—	(5.723)	(1.010)	(6.733)
At 30.06.2005	—	(126.876)	(2.271)	(129.147)
Net book amount at 30.06.2005	—	9.565	18.489	28.054

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NOTE 24: Property & equipment

	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
Cost
At 1.1.2005	563.169	604.251	361.501	49.957	20.537	1.599.415
Additions, disposals and write-offs	(517)	5.247	6.081	5.142	(1.159)	14.794
	87	1.401	174	—	(7)	1.655
At 30.6.2005	562.739	610.899	367.756	55.099	19.371	1.615.864
Accumulated amortisation and impairment
At 1.1.2005	—	(221.469)	(281.107)	(35.976)	—	(538.552)
Additions, disposals & write-offs	—	149	1.045	(1.394)	—	(200)
Depreciation charge for the period	—	(9.306)	(17.950)	(2.255)	—	(29.511)
At 30.6.2005	—	(230.626)	(298.012)	(39.625)	—	(568.263)
Net book amount at 30.6.2005	562.739	380.273	69.744	15.474	19.371	1.047.601

NOTE 25: Deferred tax assets & liabilities

	30.6.2005	31.12.2004

Deferred tax assets:
Securities and derivatives	86.710	—
Tangible and intangible assets	9.603	10.109
Pension and other post retirement benefits	10.128	10.147
Other temporary differences	21.137	20.901
Deferred tax assets	127.758	41.157
Deferred tax liabilities:
Securities and derivatives	43.921	1
Tangible and intangible assets	5.794	4.347
Other temporary differences	—	—
Deferred tax liabilities	49.715	4.348

NOTE 26: Other assets

	30.6.2005	31.12.2004

Accrued interest and commissions	455.577	542.075
Tax prepayments and other recoverable taxes	100.498	175.567
Trade receivables	13.133	12.791
Assets acquired through foreclosure proceedings	75.327	76.248
Prepaid expenses	7.359	9.641
Other	585.390	402.210
Total other assets	1.237.284	1.218.532

29

NOTE 27: Due to banks

	30.6.2005	31.12.2004

Demand deposits due to credit institutions	376.368	157.905
Time deposits due to credit institutions	570.046	800.449
Interbank deposits	2.864.874	721.840
Amounts due to Central Bank	4.788	4.765
Securities sold under agreement to repurchase	4.940.177	4.023.229
Other	34.967	40.669
Total due to banks	8.791.220	5.748.857

NOTE 28: Due to customers

	30.6.2005	31.12.2004
Deposits:
Individuals	31.850.570	30.281.674
Corporates	3.571.832	2.750.302
Government and agencies	2.144.632	1.728.840
Total deposits	37.567.034	34.760.816
Securities sold to customers under agreement to repurchase	937.666	2.168.797
Other due to customers	545.294	244.950
Amounts due to customers	39.049.994	37.174.563

NOTE 29: Other borrowed funds

In June 2002, NBG Finance plc, a wholly owned subsidiary of the Bank, issued € 750 million subordinated floating rate notes guaranteed fully by the Bank due in June 2012. The notes are redeemable at the option of the Bank in or after June 2007. The notes carry interest at EURIBOR (2,175% at December 31, 2004) plus 80 bps to June 2007 and EURIBOR plus 210 bps thereafter, which is paid quarterly. The subordinated loan is carried at amortized cost. The commissions and other costs related to the issuance of those notes are amortized as interest expense on a constant yield basis over the period from the placement to the first redemption option.

In July 2003, NBG Funding Ltd, a wholly owned subsidiary of the Bank, issued € 350 million Series A Floating Rate Non – Cumulative Non Voting Preferred Securities guaranteed irrevocably and unconditionally by the Bank. They are perpetual and may be redeemed after July 2013 by NBG Funding on any dividend date subject to the consent of the Bank. The notes carry interest at the 3-month EURIBOR plus 175 bps up until July 11, 2013 and EURIBOR plus 275 bps thereafter, which is paid quarterly.

In November 2004, NBG Funding Ltd, a wholly owned subsidiary of the Bank, issued € 350 million Series B and USD 180 million Series C Constant Maturity Swap (“CMS”) Linked Non-Cumulative non-voting preferred securities guaranteed on a subordinate basis by the Bank. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series B is 6,25% the first year and then is determined as the 10 year CMS mid swap rate plus 12.5bps reset every six months and capped at 8% and for series C is 6,75% the first year and then is determined as the 10 year USD CMS mid swap rate plus12,5 bps reset every six months and capped at 8,5%.

In February 2005, NBG Funding Ltd issued € 230 million Series D Constant Maturity Swap (“CMS”) Linked Non-Cumulative non-voting preferred securities guaranteed on a subordinate basis by the Bank. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part in February 2015 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series D is 6,00% for the first five years and then is determined as the difference of 10-year CMS mid swap rate minus 2-year mid swap rate multiplied by four on annual basis capped at 10% and floored at 3,25%.

30

In June 2005, NBG Finance plc, a wholly owned subsidiary of the Bank, issued JPY 30 billion (Euro 224 000 thousand) callable subordinated fixed rate notes guaranteed on a subordinated basis by the Bank due in June 2035 under the €1 billion Global Medium Term Note Programme. The new deal was launched on June 24, 2005 with settlement on June 28, 2005. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry fixed rate interest of 2,755% which is payable semi-annually in arrears. The subordinated loan is carried at amortized cost. The commissions and other costs related to the issuance of those notes are amortized as interest expense on constant yield basis over the period from the placement to the first redemption option.

The proceeds of all the above issues were extended to the Bank through loan agreements.

NOTE 30: Other liabilities

	30.6.2005	31.12.2004

Accrued interest and commissions	235.838	186.188
Creditors and suppliers	210.404	243.762
Amounts due to government agencies	196.810	113.184
Other provisions	31.452	40.248
Taxes payable - other than income taxes	12.312	28.572
Accrued expenses and deferred income	31.492	33.678
Payroll related accruals	10.114	26.372
Dividends payable	29.747	12.734
Other	127.474	177.617
Other liabilities	885.643	862.985
Current tax liabilities	67.209	108.873
Total	952.852	971.858

NOTE 31: Share capital, share premium and treasury shares

The total number of authorised, issued and fully paid ordinary shares as at 30 June 2005 was 331.575.511 (31.12.2004: 331.575.511) with a nominal value of €4,50 per share.

The weighted average number of shares for the first half of 2005 and 2004 was 329.985.081 and 331.567.044 respectively.  Earnings per share for the first half of 2005 and 2004 was Euro 0.60 and Euro 0.55 respectively.

The Bank has in place a programme to purchase up to 5.000.000 own shares, at a price of no less than €4,50 and no more than €37,00 per share between 6 September and 31 December 2005. This purchase will be carried out by virtue of BoD resolution of 1 September 2005, in implementation of the resolution of the Annual General Meeting of Shareholders of 17 May 2005 regarding the purchase, by 31 May 2006, of own shares up to an amount equal to 5% of total stock, including stock owned by the Bank from time to time, in accordance with article 16, par. 5 of Companies’ Act 2190/1920. At 30.6.2005 the Bank held 1.679.250 shares with a total cost of €35,2 million. In addition certain subsidiaries hold 7.830.618 NBG shares as part of their investment activity. Therefore the total number of treasury shares at 30 June 2005 was 9.509.868 representing 2,87% of the issued share capital (31.12.2004: 9.401.899, representing 2,84% of the issued share capital).

Stock Option Program: On June 22, 2005 at a General Meeting of Shareholders a stock options program (the Program) was approved for the executive members of the Board of Directors (BoD), management and staff of the Group. The Program shall last for five years and expire in 2010. The Bank’s BoD may decide to grant the options one-off or in parts at any time at its discretion. The maximum number of shares to issue under the Program shall be 2,5 million. The strike price shall be within the range of € 4,50 to 70% of the average price thereof within the time period from 1 January of the year the options are granted until the date they are first exercised. All other details of the Program shall be decided by the BoD at a later date.

31

NOTE 32: Reserves & Retained Earnings

	30.6.2005	31.12.2004

Statutory reserve	189.628	189.628
Revaluation reserve- available for sale securities	74.957	—
- fixed assets	28.028	27.984
Non-taxable reserves	550.604	550.604
Taxed reserve	78.464	78.464
General banking reserve	5.765	5.761
Other reserve	958	—
Total reserves	928.404	852.441
Retained earnings	175.648	277.291
Total reserves and retained earnings	1.104.052	1.129.732

NOTE 33: Dividends per share

On 17 May 2005 at the annual General Meeting of the Shareholders of the Bank, the shareholders approved a dividend of Euro 0.60 for every share (2004:0.65) which was paid on 30 June 2005.

NOTE 34: Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalent consist of the following balances with less than three months maturity from the acquisition date.

	30.6.2005	31.12.2004

Cash and balances with central banks	1.564.909	506.341
Due from banks	4.394.077	3.764.098
Total cash and cash equivalents	5.958.986	4.270.439

32

NOTE 35: Post balance sheet events

1.  Mergers

a. National Bank of Greece and National Investment Company

The Boards of Directors of the Bank and National Investment Company announced at 26/5/2005 the terms of the merger through absorption of the latter by the former. The Transformation Balance Sheets date has been designated as 31 May 2005. The merger will take place subject to passing of all necessary corporate resolutions (such as a Draft Merger Agreement, Shareholders’ General Meetings resolutions on a qualified majority and quorum basis, and bondholders’ approvals), due observance of legal procedures and approvals by regulatory authorities.

b. National Bank of Greece and National Real Estate

On 29 July 2005 the Boards of Directors of National Bank of Greece (the “Bank”) and National Real Estate, decided the merger of the two companies through absorption of the latter by the Bank. The Transformation Balance Sheets date has been designated as 31 July 2005. Two independent auditors were appointed, pursuant to the law, and determined the book value of the two companies’ net assets, reviewed the draft merger agreement and rendered an opinion as to the fairness and reasonableness of the share exchange ratio. The merger will take place subject to passing of all necessary corporate resolutions (such as a Draft Merger Agreement, Shareholders’ General Meetings resolutions on a qualified majority and quorum basis, and bondholders’ approvals), due observance of legal procedures and approvals by regulatory authorities.

2. Share Buy Back

The Bank has obtained all the necessary approvals for the purchase of up to 5.000.000 own shares, at a price of no less than €4,50 and no more than €37,00 per share between 6 September and 31 December 2005. This purchase will be carried out by virtue of BoD resolution of 1 September 2005, in implementation of the resolution of the Annual General Meeting of Shareholders of 17 May 2005 regarding the purchase, by 31 May 2006, of own shares up to an amount equal to 5% of total stock, including stock owned by the Bank from time to time, in accordance with article 16, par. 5 of Companies’ Act 2190/1920.

3. Sale of shares in investment companies

On 28 July 2005 the Bank sold all of its holding in LYKOS PAPERLESS SOLUTIONS SA for the amount of €982 thousand. The gain on sale amounted to €77 thousand.

Also, on 24 August 2005 the Bank sold 271.123 shares of EVIOP TEMPO SA for the amount of €854 thousand. Following the disposal the Bank’s shareholding decreased from 28,28% to 21,21%.  The gain on sale amounted to €41 thousand.

4. Participation in share capital increase

On 3 August 2005, the Bank covered in full the share capital increase of its subsidiary ASTIR Alexandroupolis S.A for the amount of €1.038 thousand maintaining its 100% stake. Total consideration was satisfied by cash.

5. Pension liabilities

In July 2005, Law 3371 (Greek Government Gazette issue 178) was passed by the Greek parliament, of which the provisions of articles 57-69 address post-retirement benefit issues for Bank employees in Greece. In accordance with the provisions of Law 3371/2005, those insured under the National Bank of Greece Auxiliary Pension plan may decide to dissolve the plan and to subordinate it under the Consolidated Employee Auxiliary Pension Plan (“ETEAM”). Currently it is not possible to define the consequences for the Bank, if any, in the event that those insured by the Bank’s Auxiliary pension plan decide its dissolution and its subordination to ETEAM.

33

NOTE 36: Effects from transition to IFRS

Reconciliation of Equity: Greek GAAP to IFRS

€ 000’s		31.12.2004	31.12.2003

Total shareholders’ equity, as previously reported under Greek GAAP		2.652.164	2.544.282
Transition adjustments due to adoption of IFRS:
Defined benefit plans: recognition of unfunded deficits	1	(50.438)	(26.207)
Commission income deferral	2	(32.861)	(20.453)
Re-measurement of fixed assets and intangibles	3	(17.382)	(6.402)
Securities revaluation	9	(131.098)	(62.109)
Recognition of tax related provisions	4	(5.795)	(18.558)
Recognition of impairment losses on loans and advances	5	(13.301)	(11.528)
Profit distribution recognised on cash basis	6	228.121	180.833
Other		(4.713)	3.533
Total adjustments		(27.467)	39.109
Equity attributable to NBG shareholders		2.624.697	2.583.391

Reconciliation of consolidated income statement under Greek GAAP and IFRS for the period ended 30.6.2004

€ 000’s		30.6.2004

Net profit reported under Greek GAAP		185.984
Adjustments due to adoption of IFRS:
Defined benefit plans: recognition of unfunded deficits	1	(1.537)
Recognition of loans fees / expenses	2	(5.508)
Re-measurement/ de-recognition of intangibles	3	(1.687)
Re-measurement of tangible assets	3	6.490
Total adjustments		(2.242)
Net profit reported under IFRS		183.742

34

Income Statement under Greek GAAP and IFRS for the year ended 31.12.2004

€ 000’s	IFRS	GrGAAP	Variation

Interest and similar income	1.871.113	2.314.689	(443.576)
Interest expense and similar charges	(712.699)	(1.108.924)	396.225
Net Interest income	1.158.414	1.205.765	(47.351)

Fee and commission income	286.910	325.083	(38.173)
Fee and commission expense	(57.081)	(106.822)	49.741
Net Fee and commission income	229.829	218.261	11.568

Dividend income	80.101	80.101	—
Net trading income	73.876	63.714	10.162
Net result from investment securities	(352)	—	(352)
Other operating income	44.949	46.122	(1.173)
Total operating income	1.586.817	1.613.963	(27.146)

Personnel expenses	(781.709)	(746.025)	(35.684)
General & Administrative expenses	(208.882)	(207.028)	(1.854)
Depreciation and amortization charges	(79.720)	(89.192)	9.472
Other operating expenses	(30.257)	(33.585)	3.328
Total operating expenses	(1.100.568)	(1.075.830)	(24.738)

Impairment losses on loans and advances	(137.679)	(126.906)	(10.773)
Profit before tax	348.570	411.227	(62.657)

Tax expense	(112.246)	(116.373)	4.127
Net Profit	236.324	294.854	(58.530)

35

Consolidated Balance Sheet under Greek GAAP and IFRS as at 31.12.2004

€ 000’s	IFRS	GrGAAP	Variation
ASSETS
Cash and balances with central banks	817.612	813.769	3.843
Treasury bills and other eligible bills	118.674	118.689	(15)
Due from banks (net)	8.322.508	8.564.022	(241.514)
Trading portfolio assets	11.293.118	11.311.257	(18.139)
Loans and advances to customers (net)	23.096.956	23.212.219	(115.263)
Investment securities - available for sale	339.650	323.332	16.318
Investment property	414	—	414
Investments in subsidiaries	1.528.646	744.456	784.190
Investments in associates	280.593	1.287.772	(1.007.179)
Intangible assets	28.715	76.453	(47.738)
Property & equipment	1.060.863	1.018.441	42.422
Deferred tax assets	41.157	—	41.157
Other assets	1.218.532	831.668	386.864
Total assets	48.147.438	48.302.078	(154.640)

LIABILITIES
Due to banks	5.748.857	5.747.299	1.558
Due to customers	37.174.563	37.175.074	(511)
Debt securities in issue	—	10.862	(10.862)
Subordinated liabilities	1.582.148	1.582.149	(1)
Other liabilities	862.985	1.030.570	(167.585)
Current tax liabilities	108.873	103.960	4.913
Deferred tax liabilities	4.348	—	4.348
Retirement benefit obligations	40.967	—	40.967
Total liabilities	45.522.741	45.649.914	(127.173)

SHAREHOLDERS’ EQUITY
Share capital	1.492.090	1.492.090	—
Share premium account	32.393	32.393	—
Less: treasury shares	(29.518)	(29.518)	—
Reserves and retained earnings	1.129.732	1.157.199	(27.467)
Equity attributable to NBG shareholders	2.624.697	2.652.164	(27.467)

Total equity and liabilities	48.147.438	48.302.078	(154.640)

36

Income Statement under Greek GAAP and IFRS for the year ended 30.6.2004

€ 000’s	IFRS	GrGAAP	Variation

Interest and similar income	910.696	1.107.840	(197.144)
Interest expense and similar charges	(343.390)	(530.682)	187.292
Net Interest income	567.306	577.158	(9.852)

Fee and commission income	144.259	160.782	(16.523)
Fee and commission expense	(27.295)	(49.225)	21.930
Net Fee and commission income	116.964	111.557	5.407

Dividend income	39.393	39.393	—
Net trading income	44.242	46.280	(2.038)
Net result from investment securities	(192)	—	(192)
Other operating income	19.137	23.138	(4.001)
Total operating income	786.850	797.526	(10.676)

Personnel expenses	(320.918)	(319.137)	(1.781)
General & Administrative expenses	(101.930)	(101.796)	(134)
Depreciation and amortization charges	(39.872)	(44.751)	4.879
Other operating expenses	(5.848)	(10.638)	4.790
Total operating expenses	(468.568)	(476.322)	7.754

Impairment losses on loans and advances	(67.016)	(67.480)	464
Profit before tax	251.266	253.724	(2.458)

Tax expense	(67.524)	(67.740)	216
Net Profit	183.742	185.984	(2.242)

37

Consolidated Balance Sheet under Greek GAAP and IFRS as at 30.06.2004

€ 000’s	IFRS	GrGAAP	Variation
ASSETS
Cash and balances with central banks	1.143.718	1.139.303	4.415
Treasury bills and other eligible bills	88.380	88.409	(29)
Due from banks (net)	11.626.021	11.634.613	(8.592)
Trading portfolio assets	14.978.430	14.237.912	740.518
Loans and advances to customers (net)	21.192.945	21.307.930	(114.985)
Investment securities - available for sale	393.521	1.324.966	(931.445)
Investment property	254	—	254
Investments in subsidiaries	1.534.305	722.132	812.173
Investments in associates	282.045	1.292.451	(1.010.406)
Intangible assets	22.244	61.781	(39.537)
Property & equipment	1.073.570	1.033.180	40.390
Deferred tax assets	40.907	—	40.907
Other assets	1.147.909	641.287	506.622
Total assets	53.524.249	53.483.964	40.285

LIABILITIES
Due to banks	10.879.294	10.878.100	1.194
Due to customers	37.805.998	37.805.351	647
Debt securities in issue	—	11.679	(11.679)
Subordinated liabilities	1.100.000	1.100.000	—
Other liabilities	1.021.108	773.411	247.697
Current tax liabilities	72.365	67.740	4.625
Deferred tax liabilities	3.111	—	3.111
Retirement benefit obligations	41.050	—	41.050
Total liabilities	50.922.926	50.636.281	286.645

SHAREHOLDERS’ EQUITY
Share capital	1.492.090	1.492.090	—
Share premium account	32.393	32.393	—
Less: treasury shares	(283)	(283)	—
Reserves and retained earnings	1.077.123	1.323.483	(246.360)
Equity attributable to NBG shareholders	2.601.323	2.847.683	(246.360)

Total equity and liabilities	53.524.249	53.483.964	40.285

38

1.Defined benefits plans (IAS 19)

All unfunded liabilities arising from defined benefit pension plans were recognised as a liability. Under previous GAAP provisions were based on labour law for staff retirement only.

2.Loan related fees and costs (IAS 18 & IAS 39)

All interest, interest-related fees and costs recognised at a constant rate to the expected maturity date. Under previous GAAP all fees were accounted for as commission income when incurred.

3.Fixed assets and intangibles (IAS 16, IAS 38 & IFRS 1)

For fixed assets and intangibles, the Bank applies the historic cost method of accounting. Under previous GAAP, following Greek tax rules, property was revalued every 4 years based on indexed amounts. Such revaluation, for Greek GAAP purposes, took place on 31.12.2004.

Property and equipment are depreciated on straight-line basis over their estimated useful lives. Under previous GAAP, depreciation was based on tax rates, which in general did not reflect the useful lives of tangible assets.

Intangible assets are recognised only when it is probable that future economic benefits will flow to the Bank. Under previous GAAP various costs and expenses were capitalised.

4.Tax provisions (IAS 37)

Tax provisions were raised for tax open years where the outflow was probable and an estimate could be made. Under previous GAAP no such provisions were raised for these outflows.

5.Loans and receivables impairment (IAS 36)

Sundry receivables with indications of impairment were written off.

6.Dividends (IAS 10)

Dividends are accounted for when declared. Under previous GAAP dividends were accounted for when proposed.

7.Investment property (IAS 40)

Investment property owned by the Bank (or held through a leasing agreement, either finance or operating) is accounted for at cost and it is depreciated on straight-line basis over its estimated useful life. Under previous GAAP, property that was held for investment purposes, was presented under own-used fixed assets.

8.Deferred taxes (IAS 12)

Under IAS 12, deferred income tax is fully provided by the Group, using the liability method, on all temporary differences arising between the carrying amounts of its assets and liabilities and their amounts as measured for tax purposes. Under previous GAAP, there were no provisions for deferred taxes.

Adoption of IAS 32, 39 & IFRS 4

9.Financial instruments

Securities (excluding derivatives)

Under IAS 39, securities are initially recognized at cost, including transaction costs. Subsequent to their initial recognition, trading and available for sale securities are measured at fair value, with fair value gains and losses recorded in income statement and equity respectively, whereas securities held to maturity are carried at amortized cost. Under previous GAAP, all securities were initially accounted for at cost and re-measured on an aggregate basis at the lower of their cost or market value. In addition, the Bank, under IAS 39, recognizes all securities on trade date, whereas under previous GAAP securities were recognized when settled.

10.Derivatives

In accordance with IAS 39, all derivatives are carried at fair value. Under previous GAAP, listed derivatives were accounted for at fair value whereas all over-the-counter derivatives were carried at cost.

39

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 29th September, 2005

Chairman - Chief Executive Officer